As filed with the Securities and Exchange Commission on July 12, 2001
                                                    Registration  Nos.333-54972
                                                                  and 811-08964
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

--------------------------------------------------------------------------------

                                    FORM N-4


         REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933       [ ]

                     Pre-Effective Amendment No. __1___                [X]

                    Post-Effective Amendment No. _____                 [ ]
                                       and

       REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [ ]

                           Amendment No. 14                            [X]

                          IL ANNUITY AND INSURANCE CO.
                          ----------------------------
                               SEPARATE ACCOUNT 1
                               ------------------
                           (Exact Name of Registrant)

                        IL ANNUITY AND INSURANCE COMPANY
                        ---------------------------------
                               (Name of Depositor)

             2960 North Meridian Street, Indianapolis, Indiana 46208
             -------------------------------------------------------
              (Address of Depositor's Principal Executive Offices)

               Depositor's Telephone Number, including Area Code:
                                 (317) 927-6500

Name and Address of Agent for Service:          Copy to:

Janis B. Funk, Esq., Vice President, Law        Stephen E. Roth, Esq.
and Chief Compliance Officer                    Sutherland, Asbill & Brennan LLP
Indianapolis Life Insurance Company             1275 Pennsylvania Avenue, N.W.
2960 North Meridian Street                      Washington, D.C. 20004-2415
Indianapolis, Indiana 46208


                  Approximate date of proposed public offering:
    As soon as practicable after effectiveness of the Registration Statement.

                      Title of securities being registered:
        Interests in a separate account under flexible premium deferred variable annuity contracts and the guarantee of IL Annuity and Insurance
                           Company relating thereto.


                               -------------------



THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), SHALL DETERMINE.

                         PROSPECTUS: dated July __, 2001
                           VISIONARY STAR(TM) GRAPHIC
--------------------------------------------------------------------------------

FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY issued by
IL ANNUITY AND INSURANCE COMPANY
through the
IL  ANNUITY AND INSURANCE CO. SEPARATE ACCOUNT I

This Visionary STAR(TM) Annuity Contract ("Contract") provides a basic flexible premium deferred variable annuity. You may add a number of options at the time you purchase this Contract that will allow you to tailor the Contract to meet your goals and objectives. THIS PROSPECTUS CONTAINS BASIC INFORMATION YOU SHOULD KNOW ABOUT THE CONTRACT BEFORE INVESTING. PLEASE READ THIS PROSPECTUS CAREFULLY BEFORE INVESTING, AND KEEP IT FOR FUTURE REFERENCE.

The Visionary STAR(TM) offers you a unique menu of benefits and features that may be particularly useful to you in meeting your long-term savings and retirement needs. There are, however, costs and charges associated with these optional features. We encourage you to carefully consider the costs and benefits of each feature you select to ensure that these features are consistent with your personal investment goals and needs.

The Visionary STAR(TM) offers you a choice of 3 optional Bonus Credit features. Electing a Bonus Credit feature may be beneficial to you only if you own the Contract for a sufficient length of time, and the investment performance of the underlying portfolios is sufficient, to compensate for the charges associated with the Bonus Credit feature. Expenses for this Contract may be higher than a contract that does not include Bonus Credits. Over time, the amount of the Bonus Credit may be more than offset by the fees associated with the Bonus Credit.

The Visionary STAR(TM) Contract has 40 funding choices - 1 fixed account (paying a guaranteed minimum fixed rate of interest) and 39 Subaccounts that invest in the following portfolios:

THE ALGER AMERICAN FUND
o       MidCap Growth
o       Small Capitalization

DREYFUS INVESTMENT PORTFOLIOS (SERVICE SHARES)
o      Founders Discovery
o      Founders Growth
o      Founders International Equity
o      Founders Passport

FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS ("VIP") (INITIAL CLASS SHARES)
o      Asset Manager
o      Contrafund(R)
o      Equity-Income
o      Growth
o      Index 500
o      Investment Grade Bond
o      Money Market

FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS ("VIP") (SERVICE CLASS 2 SHARES)
o      Dynamic Capital Appreciation
o      Mid Cap
o      Overseas

FIRST EAGLE SOGEN VARIABLE FUNDS, INC.
o      First Eagle SoGen Overseas Variable

J.P. MORGAN SERIES TRUST II
o      Bond
o      International Opportunities
o      Small Company
o      U.S. Disciplined Equity

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
o      Mid-Cap Growth
o      Socially Responsive

OCC ACCUMULATION TRUST
o      Managed
o      Small Cap
o      Target

PIMCO VARIABLE INSURANCE TRUST (ADMINISTRATIVE CLASS SHARES)
o      High Yield Bond
o      Real Return Bond
o      Stocks PLUS Growth and Income

ROYCE CAPITAL FUND
o      Royce Micro-Cap

SAFECO RESOURCE SERIES TRUST
o      Equity
o      Growth Opportunities

STRONG VARIABLE INSURANCE FUNDS, Inc.
o      Strong Mid Cap Growth Fund II

Strong Opportunity Fund II, Inc.
o      Strong Opportunity Fund II

T. ROWE PRICE Fixed Income Series, Inc.
o      Limited-Term Bond

T. Rowe Price International Series, Inc.
o      International Stock

VAN ECK WORLDWIDE INSURANCE TRUST
o      Worldwide Emerging Markets
o      Worldwide Hard Assets
o      Worldwide Real Estate

Variable annuity Contracts involve certain risks, and you may lose some or all of your money.

o The investment performance of the underlying portfolios in which the Subaccounts invest will vary.
o We do not guarantee how any of the underlying portfolios will perform.
o The Contract is not a deposit or obligation of any bank, and no bank endorses or guarantees the Contract.
o Neither the U.S. Government nor any federal agency insures your investment in the Contract.


To learn more about the Visionary STAR(TM) Contract, you may want to refer to the Statement of Additional Information dated the same date as this prospectus (known as the "SAI"). For a free copy of the SAI, contact us at:

         IL Annuity Variable Administration
         ----------------------------------
         2960 North Meridian Street
         Indianapolis, IN  46208 or

         P.O. Box 6012
         Indianapolis, IN 46206-6012
         Telephone 1-888-232-6486 (toll-free)
         Fax 1-800-611-3587
         (Monday - Friday 8:00 a.m. - 4:00 p.m. Eastern Standard Time)


We have filed the SAI with the U.S. Securities and Exchange Commission ("SEC") and have incorporated it by reference into this prospectus. (It is legally part of this prospectus.) The table of contents for the SAI appears at the end of this prospectus.

The SEC maintains an Internet website (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information. You may also read and copy these materials at the SEC's public reference room in Washington, D.C. Call 1-800-SEC-0330 for information about the SEC's public reference room.


--------------------------------------------------------------------------------

           THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR
        PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

 -------------------------------------------------------------------------------

--------------------------------------------------------------------------------
TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                          Page

Glossary of Special Terms...................................4
Fee Table - Summary of Basic Contract Fees..................6
Fee Table - Fees for Optional Features......................7
Fee Table - Underlying Portfolio Annual Expenses............9
Examples...................................................11
Synopsis of the Contract...................................14
      The Visionary STAR(TM) Contract......................14
      Who Should Purchase the Contract?....................15
      Purchase.............................................15
      Bonus Credit Feature.................................15
      Cancellation - The Free-Look Period..................15
      Investment Options...................................15
      Transfers............................................16
      Enhanced Dollar Cost Averaging Feature...............16
      Access to Your Money.................................16
      Death Benefits.......................................17
      Death Expense Benefit Feature........................17
      Fees and Charges.....................................17
      Annuity Provisions...................................18
      Federal Tax Status...................................18
      Inquiries............................................19
      Other Products.......................................19
      Financial Statements.................................19
      Condensed Financial Information......................19
About IL Annuity and Insurance Company and the
Separate Account...........................................19
      IL Annuity and Insurance Company.....................19
      IL Annuity and Insurance Co. Separate Account I......19
The Portfolios.............................................20
      Investment Objectives of the Portfolios..............20
      Availability of the Funds............................22
The Accumulation Period....................................22
      Purchase of the Contract.............................22
      Premium Payments.....................................23
      Cancellation - The Free-Look Period..................23
      Tax-Free "Section 1035" Exchanges....................23
      Allocation of Premium Payments.......................23
      Bonus Credit Features................................24
Your Contract Value........................................25
      General..............................................25
      Determining Subaccount Values........................25
      Accumulation Unit Value..............................25
Transfers between Investment Choices.......................26
      General..............................................26
      Telephone and Faxed Transfer Requests................26
      Excessive Trading Limits.............................26
      Transfer Fee.........................................27
Access to Your Money.......................................27
      Partial Withdrawals..................................27
      Full Withdrawals.....................................27
      Full and Partial Withdrawal Restrictions.............28
      Restrictions on Distributions from Certain Types of
      Contracts............................................28
Contract Owner Services....................................28
      Automatic Account Balancing Service..................28
      Dollar Cost Averaging ("DCA")........................28
      Enhanced Dollar Cost Averaging ("Enhanced DCA")
      Features.............................................28
      Interest Sweep.......................................29
      Systematic Withdrawal Program........................29
Contract Loans.............................................30
Death Benefits.............................................31
      Death Benefits Before the Annuity Start Date.........31
      Enhanced Death Benefit Features......................31
      Death Expense Benefit Feature........................32
      Distribution Upon the Owner's Death Before the Annuity
      Start Date...........................................32
      Distribution Upon the Death of the Annuitant.........33
      Death of Payee or Owner On or After the Annuity Start
      Date.................................................33
Fees and Charges...........................................34
      Withdrawal Charges...................................34
      Charges for the Enhanced Free Withdrawal Features....34
      Charges for Waiver of Withdrawal Charge Feature......35
      Contract Fee.........................................35
      Asset-Based Administration Charge....................35
      Mortality and Expense Risk Charge....................36
      Transfer Fee.........................................36
      Loan Processing Fee..................................36
      Portfolio Fees and Charges...........................36
      Premium Taxes........................................36
      Other Taxes..........................................36
The Payout Period..........................................36
      The Annuity Start Date...............................37
      Annuity Payout Plans.................................37
      Determining the Amount of Your Annuity Payment.......37
      Fixed Annuity Payments...............................38
      Description of Fixed Annuity Payout Plans............38
      Variable Annuity Payments............................38
      Annuity Unit Value and Variable Annuity Payments.....39
      Transfers and Variable Annuity Payments..............39
The Fixed Account..........................................39
      Fixed Account Value..................................39
      Fixed Account Transfers..............................40
      Enhanced Dollar Cost Averaging Features..............40
      Payment Deferral.....................................40
Investment Performance.....................................40
IMSA.......................................................41
Federal Tax Matters........................................41
      Taxation of Non-Qualified Contracts..................42
      Taxation of Qualified Contracts......................43
      Contracts Purchased Through 1035 Exchanges...........44
      Other Tax Issues.....................................44
      Our Income Taxes.....................................44
      Possible Tax Law Changes.............................44
Other Information..........................................44
      Voting Rights........................................44
      Holidays.............................................45
      Payments.............................................45
      State Variations.....................................45
      Modification.........................................45
      Distribution of the Contracts........................45
      Legal Proceedings....................................46
      Reports to Owners....................................46
      Financial Statements.................................46
Statement of Additional Information Table of Contents......46
Condensed Financial Information Appendix A................A-1

--------------------------------------------------------------------------------
GLOSSARY OF SPECIAL TERMS
--------------------------------------------------------------------------------

ACCUMULATION UNIT - The measurement we use before the Annuity Start Date to calculate the value of each Subaccount at the end of each business day.

ACCUMULATION PERIOD - The period that begins when we issue your Contract and ends on the Annuity Start Date. During the accumulation period, earnings accumulate on a tax-deferred basis.


ANNUITANT - You are the annuitant, unless you state otherwise in your application. The annuitant is the person (or persons) whose life (or lives) we use to determine the dollar amount and duration of the annuity payments that we will pay under the Contract and whose death determines the death benefit. You may choose joint annuitants in some cases. Unless we permit otherwise, you may not change the annuitant you name in the application unless you transfer ownership of the Contract.

ANNUITY START DATE - The date when we will begin to pay annuity payments to the annuitant. If you do not specify an Annuity Start Date, we will begin payments on the Contract Anniversary next following the annuitant's 99th birthday.


ANNUITY UNIT - The measurement we use to calculate variable annuity payments.


BASIC CONTRACT - The basic Visionary STAR(TM) Contract without any additional features.

BENEFICIARY - The person you name to receive the death benefit during the accumulation period. If there are joint owners, and one joint owner dies before the Annuity Start Date, then the surviving joint owner becomes the sole beneficiary.

BONUS CREDIT FEATURE - Depending upon the Bonus Credit feature you choose, an amount equal to an additional 3%, 4%, or 5% of your Initial Net Premium Payment will be credited to your Contract Value in the same proportions as you have designated for your premium.


BUSINESS DAY - Each day on which the New York Stock Exchange is open for business except for the holidays listed in this prospectus under "Holidays".


COMPANY ("WE," "US," "OUR," "IL ANNUITY") - IL Annuity and Insurance Company.


CONTRACT ANNIVERSARY - The same date in each year as the date of issue.

CONTRACT VALUE - The total amount you have accumulated under the Contract. It is equal to the money you have under the Contract in the Subaccounts and the fixed account.

DATE OF ISSUE - The date we issue your Contract. It is shown on the specifications page of the Contract. We measure Contract years and Contract anniversaries from the date of issue.

DEATH BENEFIT - The proceeds payable to the beneficiary on the annuitant's death before the Annuity Start Date if an Enhanced Death Benefit feature is not chosen.

DOLLAR COST AVERAGING ("DCA") - A transfer program that allows you to make regular, level investments over time.

DUE PROOF OF DEATH - Proof of death that we find satisfactory, such as a certified copy of the death record, or a certified copy of a court decree reciting a finding of death.


ENHANCED DEATH BENEFIT - The death benefit paid to the beneficiary on the annuitant's death if one the Enhanced Death Benefit features is chosen.

ENHANCED DOLLAR COST AVERAGING ("ENHANCED DCA") - If you choose 1 of 3 Enhanced Dollar Cost Averaging features, we will transfer a specified percentage of money automatically each month from the Enhanced DCA account to your choice of Subaccounts. We will credit a rate of interest in excess of the current fixed account rate to the diminishing balance of your Initial Net Premium Payment remaining in the Enhanced DCA account for a specified amount of time, depending upon the Enhanced DCA feature you chose.


FIXED ACCOUNT - A choice to which you can direct your money under the Contract. It provides a guarantee of principal and interest. The assets supporting the fixed account are held in our general account.

FREE WITHDRAWAL AMOUNT - The amount that may be withdrawn from the Contract Value without being assessed a Withdrawal Charge.

FUNDS - The open-ended management investment companies listed on the front page of this Prospectus. This Contract allows you to invest in certain investment portfolios of the Funds.

INITIAL NET PREMIUM PAYMENT - The sum of all net premium payments received pursuant to, and as a result of, a Section 1035 exchange of another contract at the time of application and any net premium payments received with the application for this Contract.


NET PREMIUM PAYMENT - A premium payment less any applicable premium taxes.

OWNER OR OWNERS ("YOU" OR "YOUR") - The person(s) having the privileges of ownership stated in the Contract. Joint owners may be permitted.

PAYEE - The person(s) entitled to receive annuity payments. You may name a "Successor Payee" to receive any guaranteed annuity payments after the death of the sole surviving payee.

PAYOUT PERIOD - The period that begins on the Annuity Start Date during which you receive annuity payments based on the money you have accumulated under your Contract.

PAYOUT PLAN - The arrangement you choose under which we pay annuity payments to you after the Annuity Start Date. You may choose whether the dollar amount of the payments you receive will be fixed, or will vary with the investment experience of the Subaccounts in which you are invested at that time.

PORTFOLIO - A separate investment portfolio of a Fund. Each Subaccount invests in a single portfolio.


QUALIFIED CONTRACT - A Contract issued in connection with retirement plans that qualify for special federal income tax treatment under sections 401(a), 403(b), 408, 408A or 457 of the Tax Code.


SEPARATE ACCOUNT - IL Annuity and Insurance Co. Separate Account I, a separate investment account that we established to receive and invest the premium payments we receive under the Contract. Assets in the Separate Account are not part of our general account. The Separate Account is divided into Subaccounts, each of which invests in shares of a single portfolio.

SUBACCOUNT - A division of the Separate Account for which accumulation units and annuity units are separately maintained. Each Subaccount invests exclusively in shares of a single portfolio.

SURRENDER VALUE - The amount you receive if you cancel the Contract after the Free Look Period and before the Annuity Start Date. It is equal to Contract Value, less any Withdrawal Charges due, outstanding loans, the quarterly Contract Fee and premium taxes not previously deducted.

TAX CODE - The Internal Revenue Code of 1986, as amended.


VARIABLE ADMINISTRATION OFFICE - IL Annuity Variable Administration located at 2960 North Meridian Street, Indianapolis, Indiana 46208. You may write to the Office at P.O. Box 6012, Indianapolis, IN 46206-6012 or call 1-888-232-6486 (toll-free).

WITHDRAWAL CHARGE - A charge that is assessed against your Contract Value for partial or full withdrawals taken before the Annuity Start Date that are greater than the free withdrawal amount. The amount of the Withdrawal Charge deducted depends upon the features you choose.

WRITTEN REQUEST - Your signed, written notice or request. We must receive your written request at our Variable Administration Office and it must be in a form we find satisfactory.

--------------------------------------------------------------------------------
FEE TABLE - SUMMARY OF BASIC CONTRACT FEES
--------------------------------------------------------------------------------

The purpose of the Fee Table is to help you understand the various costs and expenses that you will pay directly and indirectly by investing in the Contract, its elective features, and the Subaccounts. The Fee Table shows the Contract charges, the elective feature fees, and historic fees and expenses for each portfolio for the fiscal year ended December 31, 2000, except as stated in the footnotes. Expenses for the portfolios are not fixed or specified under the terms of the Contract. Actual portfolio expenses in future years may be higher or lower than the figures stated below. For more information, see "Fees and Charges" in this prospectus, as well as the prospectus for each portfolio.


The expenses listed below are charged to all Basic Contracts unless a Contract owner meets an available exception under the Contract.


BASIC CONTRACT - The Basic Contract provides you the opportunity to invest in the Separate Account with its 39 Subaccount choices and in the fixed account, and includes dollar cost averaging, automatic account rebalancing and interest sweep provisions. The Basic Contract also provides a basic death benefit and variable or fixed annuity payout plans. These provisions are described more fully in this prospectus and you should review those provisions before investing.

CONTRACT OWNER TRANSACTION EXPENSES

         Sales Charge Deducted from Premium Payments........................None
         Maximum Withdrawal Charge under Basic Contract (as a percentage of premium payment).............................................7% (1/)
         If 5% Bonus Credit Feature is Selected, then Maximum Withdrawal
         Charge..........................................................9% (2/)
         Transfer Fee..........................No fee for the first 12 transfers in a Contract year, then $25
                                               per additional transfer
         Loan Processing Fee.................................................$25

ANNUALIZED CONTRACT FEE........................................$30 per year (3/)

SEPARATE ACCOUNT ANNUAL EXPENSES (4/)
(as a percentage of average daily net assets in each Subaccount)

         Mortality and Expense Risk Charge (5/)............................0.80%
         Administration Charge.............................................0.20%
                                                                           -----
                   TOTAL Separate Account Charges (for Basic Contract).....1.00%

         (1/) The Basic Contract contains a 7 Year Withdrawal Charge schedule. Each year, the owner of a Basic Contract may withdraw without a Withdrawal Charge up to the greater of: 10% of all premium payments made to the Contract, or any amounts withdrawn to meet minimum distribution requirements under the Tax Code. Withdrawals in excess of this amount will be subject to a Withdrawal Charge.

         (2/) The selection of a Bonus Credit feature will result in a higher and longer Withdrawal Charge schedule. See discussion of Bonus Credits for detail. In no event will the maximum Withdrawal Charge for a Contract exceed 9% of all premium payments.

         (3/) We deduct the Contract Fee on a quarterly basis as a $7.50 fee on the last business day of each calendar quarter. We will waive this fee for all Qualified Contracts and for Non-Qualified Contracts with cumulative premium payments of $100,000 or more.

         (4/) These charges apply only to Subaccount assets. They do not apply to amounts held in the fixed account. They are charged on a daily basis at the annual rate shown.

         (5/) The mortality and expense risk charge compensates us for the mortality and expense risk we assume under the Contract. In the future, we may increase this charge to 1.00% for new Contracts. After the Annuity Start Date, if you choose a variable payout option, the maximum mortality and expense risk charge is 1.50%.

--------------------------------------------------------------------------------
FEE TABLE - FEES FOR OPTIONAL FEATURES
--------------------------------------------------------------------------------

You may add various features to the Basic Contract. You must elect these features on your Contract application. We will deduct a corresponding charge for each optional feature you elect. Charges for these optional features are IN ADDITION to the charges for the Basic Contract (stated above).

THE MAXIMUM ANNUAL CHARGE AGAINST SEPARATE ACCOUNT ASSETS WE WILL PERMIT IS 2.50%. You may select among the features as you like, so long as total charges against Separate Account assets (including the 1.00% charge for the Basic Contract) stay at or below 2.50%, and you do not choose mutually exclusive features. For a more complete description of each feature, please review the description in this prospectus. These optional features may not be available in all states, and, if available, may vary depending on your state of residence.


ENHANCED DEATH BENEFIT FEATURES


An applicant may choose 1 of 2 Enhanced Death Benefits as a replacement for the Basic Death Benefit that is standard to every Contract, for an additional daily charge against Separate Account assets. We deduct the charge for the Enhanced Death Benefit during the accumulation period at the annual rate noted below:

     3 Year Step-Up with a maximum benefit age of 75...................0.30%

     1 Year Step-Up with a maximum benefit age of 75...................0.40%


DEATH EXPENSE BENEFIT FEATURE

An applicant may elect a Death Expense Benefit feature that may pay an additional amount when a death benefit is payable under the Contract, for an additional daily charge against Separate Account assets. We deduct the charge for the Death Expense Benefit feature during the accumulation period at the annual rate noted below:

     Death Expense Benefit Feature.....................................0.40%


ENHANCED DOLLAR COST AVERAGING FEATURES


An applicant may participate in 1 of 3 Enhanced Dollar Cost Averaging features, for an additional daily charge assessed against all Separate Account assets. We deduct the charge for the Enhanced Dollar Cost Averaging feature during the seven-year Withdrawal Charge period of the Basic Contract at the annual rate noted below:

     6 Month Enhanced Dollar Cost Averaging............................0.60%

     8 Month Enhanced Dollar Cost Averaging............................0.60%

     12 Month Enhanced Dollar Cost Averaging...........................0.60%

         IF YOU CHOOSE AN ENHANCED DOLLAR COST AVERAGING FEATURE, YOU MAY NOT SELECT A BONUS CREDIT FEATURE.


ENHANCED FREE WITHDRAWAL FEATURES


An applicant may elect 1 of 2 Enhanced Free Withdrawal features, for an additional daily charge assessed against Separate Account assets during the accumulation period at the annual rate noted below:

     50% Cumulative Free Withdrawal....................................0.20%

     Earnings Free Withdrawal..........................................0.20%

WAIVER OF WITHDRAWAL CHARGE FEATURES

         FULL WAIVER OF WITHDRAWAL CHARGES - HOSPITALIZATION, LONG TERM CARE OR TERMINAL ILLNESS


         IL Annuity will waive all Withdrawal Charges if the annuitant or annuitant's spouse meets the conditions for the hospitalization and long term care waiver, or if the annuitant meets the conditions for the terminal illness waiver, for an additional daily charge assessed against Separate Account assets during the accumulation period at the annual rate noted below:

         Full Waiver of Withdrawal Charges -Hospitalization, Long Term
         Care, or Terminal Illness.........................................0.20%


         ADDITIONAL WAIVER OF WITHDRAWAL CHARGES - POST SECONDARY EDUCATION


         An applicant can receive one free withdrawal per year of up to 20% of Contract Value to pay for post secondary education, provided the terms of the waiver are met, for an additional daily charge assessed against Separate Account assets during the accumulation period at the annual rate noted below:

         Additional Waiver of Withdrawal Charges - Post Secondary
         Education.........................................................0.20%


BONUS CREDIT FEATURES


We will credit a Bonus Credit to your Initial Net Premium Payment for an additional daily charge assessed against Separate Account assets during the number of years that the Withdrawal Charge is in effect, and we will apply a higher and longer Withdrawal Charge schedule than the Basic Contract. You may choose 1 of 3 Bonus Credit features. IF YOU CHOOSE A BONUS CREDIT FEATURE, YOU MAY NOT SELECT AN ENHANCED DOLLAR COST AVERAGING FEATURE. WE DEDUCT THE CHARGE FOR THE BONUS CREDIT AS FOLLOWS:

         3.0% BONUS CREDIT

         Additional Separate Account Charge................................0.50%

        -------------------------------------------------------------------------------------------------------------------

                             WITHDRAWAL CHARGE RATES FOR 3.0% BONUS CREDIT BY CONTRACT YEAR SINCE DATE OF ISSUE

        -------------------------------------------------------------------------------------------------------------------
         YEAR            1         2          3         4         5          6         7          8         9        10+
         ------------------------------------------------------------------------------------------------------------------
         CHARGE         8.0%      8.0%      8.0%       8.0%      7.0%      6.0%       3.0%      2.0%       2.0%      0.0%
         ------------------------------------------------------------------------------------------------------------------

         4.0% BONUS CREDIT

         Additional Separate Account Charge...........................................................................0.60%

         ------------------------------------------------------------------------------------------------------------------

                             WITHDRAWAL CHARGE RATES FOR 4.0% BONUS CREDIT BY CONTRACT YEAR SINCE DATE OF ISSUE

         ------------------------------------------------------------------------------------------------------------------
         YEAR            1         2          3         4         5          6         7          8         9        10+
         ------------------------------------------------------------------------------------------------------------------
         CHARGE         8.5%      8.5%      8.5%       8.5%      7.5%      6.5%       3.5%      2.5%       2.0%      0.0%
         ------------------------------------------------------------------------------------------------------------------

         5.0% BONUS CREDIT

         Additional Separate Account Charge...........................................................................0.70%

         ------------------------------------------------------------------------------------------------------------------

                             WITHDRAWAL CHARGE RATES FOR 5.0% BONUS CREDIT BY CONTRACT YEAR SINCE DATE OF ISSUE

         ------------------------------------------------------------------------------------------------------------------
         YEAR            1         2          3         4         5          6         7          8         9        10+
         ------------------------------------------------------------------------------------------------------------------
         CHARGE         9.0%      9.0%      9.0%       9.0%      8.0%      7.0%       4.0%      3.0%       2.0%      0.0%
         ------------------------------------------------------------------------------------------------------------------


IL Annuity will assess the Withdrawal Charge on all partial and full withdrawals of premium payments that you make during the number of years that the Withdrawal Charge is in effect, if the amount of the withdrawal exceeds the free withdrawal amount you have selected (as calculated according to the Basic or Enhanced Free Withdrawal feature), and if a waiver of Withdrawal Charges is not in effect.

--------------------------------------------------------------------------------
FEE TABLE - UNDERLYING PORTFOLIO ANNUAL EXPENSES
--------------------------------------------------------------------------------


(as a percentage of average daily Subaccount assets, AFTER fee waivers and expense reimbursements, based on actual charges and expenses for each Portfolio for the fiscal year ended December 31, 2000, except as noted in footnotes)


       --------------------------------------------------------------------------------------------------------------------
                                                                                                          TOTAL PORTFOLIO
                                                      MANAGEMENT   12b-1     SERVICE     OTHER                 ANNUAL
       NAME OF PORTFOLIO                                FEES       FEES       FEES      EXPENSES           EXPENSES AFTER
                                                                                                               WAIVERS
       --------------------------------------------------------------------------------------------------------------------
       THE ALGER AMERICAN FUND
       --------------------------------------------------------------------------------------------------------------------
          MidCap Growth Portfolio                      0.80%       0.00%     0.00%       0.04%                     0.84%
       --------------------------------------------------------------------------------------------------------------------
          Small Capitalization Portfolio               0.85%       0.00%     0.00%       0.05%                     0.90%
       --------------------------------------------------------------------------------------------------------------------
       DREYFUS INVESTMENT PORTFOLIOS (SERVICE SHARES)
       --------------------------------------------------------------------------------------------------------------------
          Founders Discovery Portfolio (1)             0.90%       0.25%     0.00%       0.35%                     1.50%
       --------------------------------------------------------------------------------------------------------------------
          Founders Growth Portfolio (1)                0.75%       0.25%     0.00%       0.00%                     1.00%
       --------------------------------------------------------------------------------------------------------------------
          Founders International Equity                1.00%       0.25%     0.00%       0.25%                     1.50%
           Portfolio (1)
        -------------------------------------------------------------------------------------------------------------------
          Founders Passport Portfolio (1)              1.00%       0.25%     0.00%       0.25%                     1.50%
       --------------------------------------------------------------------------------------------------------------------
       FIDELITY VIP FUNDS (INITIAL CLASS SHARES)
       --------------------------------------------------------------------------------------------------------------------
          Asset Manager Portfolio                      0.53%       0.00%     0.00%       0.08%                     0.61%
       --------------------------------------------------------------------------------------------------------------------
          Contrafund(R) Portfolio (2)                  0.57%       0.00%     0.00%       0.09%                     0.66%
       --------------------------------------------------------------------------------------------------------------------
          Equity-Income Portfolio (2)                  0.48%       0.00%     0.00%       0.08%                     0.56%
       --------------------------------------------------------------------------------------------------------------------
          Growth Portfolio (2)                         0.57%       0.00%     0.00%       0.08%                     0.65%
       --------------------------------------------------------------------------------------------------------------------
          Index 500 Portfolio (3)                      0.24%       0.00%     0.00%       0.04%                     0.28%
       --------------------------------------------------------------------------------------------------------------------
          Investment Grade Bond Portfolio              0.43%       0.00%     0.00%       0.11%                     0.54%
       --------------------------------------------------------------------------------------------------------------------
          Money Market Portfolio (2)                   0.27%       0.00%     0.00%       0.08%                     0.35%
       --------------------------------------------------------------------------------------------------------------------
       FIDELITY VIP FUNDS (SERVICE CLASS 2 SHARES)
       --------------------------------------------------------------------------------------------------------------------
          Dynamic Capital Appreciation                 0.57%       0.25%     0.00%       0.61%                     1.43%
            Portfolio (2)
       --------------------------------------------------------------------------------------------------------------------
          Mid Cap Portfolio (2)                        0.57%       0.25%     0.00%       0.17%                     0.99%
       --------------------------------------------------------------------------------------------------------------------
          Overseas Portfolio (2)                       0.72%       0.25%     0.00%       0.18%                     1.15%
       --------------------------------------------------------------------------------------------------------------------
       FIRST EAGLE SOGEN VARIABLE FUNDS, INC.
       --------------------------------------------------------------------------------------------------------------------
          First Eagle SoGen Overseas
           Variable Fund (4)                           0.00%       0.25%     0.00%       1.25%                     1.50%
       --------------------------------------------------------------------------------------------------------------------
       J.P. MORGAN SERIES TRUST II
       --------------------------------------------------------------------------------------------------------------------
          Bond Portfolio                               0.30%       0.00%     0.00%       0.45%                     0.75%
       --------------------------------------------------------------------------------------------------------------------
          International Opportunities                  0.60%       0.00%     0.00%       0.60%                     1.20%
           Portfolio (5)
        -------------------------------------------------------------------------------------------------------------------
          Small Company Portfolio (5)                  0.60%       0.00%     0.00%       0.55%                     1.15%
        -------------------------------------------------------------------------------------------------------------------
          U.S. Disciplined Equity Portfolio            0.35%       0.00%     0.00%       0.50%                     0.85%
       --------------------------------------------------------------------------------------------------------------------
       NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
       --------------------------------------------------------------------------------------------------------------------
          Mid-Cap Growth Portfolio (6)                 0.84%       0.00%     0.00%       0.14%                     0.98%
       --------------------------------------------------------------------------------------------------------------------
          Socially Responsive Portfolio (6)            0.85%       0.00%     0.00%       0.69%                     1.54%
       --------------------------------------------------------------------------------------------------------------------
       OCC ACCUMULATION TRUST
       --------------------------------------------------------------------------------------------------------------------
          Managed Portfolio (7)                        0.78%       0.00%     0.00%       0.08%                     0.86%
       --------------------------------------------------------------------------------------------------------------------
          Small Cap Portfolio (7)                      0.80%       0.00%     0.00%       0.10%                     0.90%
       --------------------------------------------------------------------------------------------------------------------
          Target Portfolio (7)                         0.80%       0.00%     0.00%       0.20%                     1.00%
       --------------------------------------------------------------------------------------------------------------------
       PIMCO VARIABLE INSURANCE TRUST (ADMINISTRATIVE CLASS SHARES)
       --------------------------------------------------------------------------------------------------------------------
          High Yield Bond Portfolio (8)                0.25%       0.00%     0.15%       0.35%                     0.75%
       --------------------------------------------------------------------------------------------------------------------
          Real Return Bond Portfolio (8)               0.25%       0.00%     0.15%       0.25%                     0.65%
       --------------------------------------------------------------------------------------------------------------------
          StocksPLUS Growth and Income Portfolio (8)   0.40%       0.00%     0.15%       0.10%                     0.65%
       --------------------------------------------------------------------------------------------------------------------
       ROYCE CAPITAL FUND
       --------------------------------------------------------------------------------------------------------------------
          Royce Micro-Cap Portfolio (9)                1.02%       0.00%     0.00%       0.33%                     1.35%
       --------------------------------------------------------------------------------------------------------------------
       SAFECO RESOURCE SERIES TRUST
       --------------------------------------------------------------------------------------------------------------------
          Equity Portfolio                             0.74%       0.00%     0.00%       0.04%                     0.78%
       --------------------------------------------------------------------------------------------------------------------
          Growth Opportunities Portfolio               0.74%       0.00%     0.00%       0.03%                     0.77%
       --------------------------------------------------------------------------------------------------------------------
       STRONG VARIABLE INSURANCE FUNDS, INC.
       --------------------------------------------------------------------------------------------------------------------
          Strong Mid Cap Growth Fund II (10)           1.00%       0.00%     0.00%       0.20%                     1.20%
       --------------------------------------------------------------------------------------------------------------------
       STRONG OPPORTUNITY FUND II, INC.
       --------------------------------------------------------------------------------------------------------------------
          Strong Opportunity Fund II (11)              1.00%       0.00%     0.00%       0.10%                     1.10%
        --------------------------------------------------------------------------------------------------------------------
       T. ROWE PRICE FIXED INCOME SERIES, INC.
       --------------------------------------------------------------------------------------------------------------------
          Limited-Term Bond Portfolio (12)             0.70%       0.00%     0.00%       0.00%                     0.70%
       --------------------------------------------------------------------------------------------------------------------
       T. ROWE PRICE INTERNATIONAL SERIES, INC.
       --------------------------------------------------------------------------------------------------------------------
         International Stock Portfolio (12)            1.05%       0.00%     0.00%       0.00%                     1.05%
       --------------------------------------------------------------------------------------------------------------------
       VAN ECK WORLDWIDE INSURANCE TRUST
       --------------------------------------------------------------------------------------------------------------------
          Worldwide Emerging Markets Fund (13)         1.00%       0.00%     0.00%       0.31%                     1.31%
       --------------------------------------------------------------------------------------------------------------------
          Worldwide Hard Assets Fund (13)              1.00%       0.00%     0.00%       0.16%                     1.16%
       --------------------------------------------------------------------------------------------------------------------
          Worldwide Real Estate Fund (13)              1.00%       0.00%     0.00%       0.48%                     1.48%
       --------------------------------------------------------------------------------------------------------------------

(1) The Dreyfus Corporation has agreed, until December 31, 2001, to waive receipt of its fees and/or assume the expenses of the portfolios so that the Total Annual Portfolio Expenses of the Service Shares (excluding taxes, brokerage commissions, extraordinary expenses, interest expenses and commitment fees on borrowings) will not exceed 1.50% for the Founders Discovery Portfolio, Founders International Equity Portfolio and Founders Passport Portfolio, respectively, and 1.00% for the Founders Growth Portfolio.
(2) Actual Total Annual Expenses for the Initial Class Shares of the Fidelity VIP Equity- Income, Growth, and Contrafund(R) Portfolios and for the Service Class 2 Shares of the Fidelity VIP Mid Cap and Overseas Portfolios were lower than those shown in the Fee Table because a portion of the brokerage commissions that the fund paid were used to reduce the fund's expenses, and/or because through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the fund's custodian expenses. See the accompanying fund prospectus for details. The Total Annual Expenses for the Initial Class Shares of the Fidelity VIP Money Market Portfolio are based on historical expenses, adjusted to reflect the current management fee structure. The Total Annual Expenses for the Service Class 2 Shares of the Fidelity VIP Dynamic Capital Appreciation Portfolio are based on estimated expenses.
(3) Fidelity Management & Research Company agreed to reimburse a portion of the Fidelity VIP Index 500 Portfolio's expenses during the period. Without this reimbursement, the Portfolio's management fee, other expenses, and total annual expenses would have been 0.24%, 0.09%, and 0.33%, respectively. This arrangement may be discontinued at any time.
(4) The 12b-1 fee for the First Eagle SoGen Overseas Variable Fund is imposed to enable the Fund to recover certain sales expenses, including compensation to broker-dealers, the cost of printing prospectuses, advertising costs and shareholder servicing-related expenses for the Fund. Over a long period of time, the total amount of 12b-1 fees paid may exceed the amount of sales charges imposed by other portfolios. Under the terms of an investment advisory agreement the First Eagle SoGen Overseas Variable Fund pays its investment adviser a monthly management fee at an annual rate of 0.75% of the average daily net assets of the Fund. The adviser has agreed to waive its management fee and, if necessary, to reimburse the Fund through April 30, 2002 to the extent that the Fund's aggregate annual expenses exceed 1.50% of the Fund's average net assets. For the year ended December 31, 2000, the adviser waived its management fee in its entirety and reimbursed the Fund for all expenses in excess of 1.50% of average daily net assets. Without such waiver and reimbursements, the management fee was 0.75%, other expenses were 1.90%, and total annual expenses were 2.65%.
(5) Morgan Guaranty Trust Company of New York, an affiliate of J.P. Morgan, the investment adviser, has agreed to reimburse the J.P. Morgan Small Company Portfolio to the extent Total Portfolio Annual Operating Expenses exceed 1.15% of the portfolio's average daily net assets during fiscal year 2001, and to reimburse the J.P. Morgan International Opportunities Portfolio to the extent Total Portfolio Annual Operating Expenses exceed 1.20% of the portfolio's average daily net assets for fiscal year 2001.
(6) Expenses reflect an expense reimbursement. Neuberger Berman Management Inc. ("NBMI") has undertaken until April 30, 2002 to reimburse certain operating expenses, including the compensation of NBMI and excluding taxes, interest, extraordinary expenses, brokerage commissions, and transaction costs, that exceed, in the aggregate, 1.00% of the Mid-Cap Growth Portfolio's average daily net asset value and 1.50% of the Socially Responsive Portfolio's average daily net asset value. Absent such reimbursement, the total annual expenses for the year ended December 31, 2000 would have been 2.40% for the Socially Responsive Portfolio. The expense reimbursement with respect to the Mid-Cap Growth Portfolio provides for NBMI to recoup through December 31, 2005 amounts reimbursed by NBMI under the agreement, provided such recoupment would not cause a Portfolio to exceed its respective expense limitation.
(7) Because the Target Portfolio of the OCC Accumulation Trust commenced operations during 2001, the Management Fees, Other Expenses and Total Annual Expenses are estimates. The Other Expenses of the OCC Accumulation Trust's Managed and Small Cap Portfolios as of December 31, 2000 are shown without a reduction for certain expense offsets afforded the Portfolios that effectively lowered overall custody expenses. The Total Annual Expenses of the Managed and Small Cap Portfolios are limited by the investment manager, OpCap Advisors, so that their respective annualized operating expenses (net of any expense offsets) do not exceed 1.00% of their respective average daily net assets. These limitations had a negligible effect, so that without such limitations, and without giving effect to any expense offsets, the management fees, other expenses and total annual expenses incurred for the fiscal year ended December 31, 2000 would have been: 0.78%, 0.08% and 0.86%, respectively, for the Managed Portfolio; and 0.80%, 0.10% and 0.90%, respectively, for the Small Cap Portfolio.
(8) PIMCO has contractually agreed to reduce total annual portfolio operating expenses to the extent they would exceed, due to the payment of organizational expenses and Trustees' fees, 0.75% for the High Yield Bond Portfolio; 0.65% for the Real Return Bond Portfolio; and 0.65% for the StocksPLUS Growth and Income Portfolio of average daily net assets. Without such reductions, total annual expenses for the fiscal year ended December 31, 2000 would have been 0.75%, 0.65% and 0.66% for the High Yield Bond Portfolio, the Real Return Bond Portfolio and the StocksPLUS Growth and Income Portfolio, respectively. Under the Expense Limitation Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total annual expenses, including such recoupment, do not exceed the annual expense limit.
(9) Royce & Associates, Inc., the investment adviser to the Royce Micro-Cap Portfolio, has contractually agreed to waive its management fees and reimburse other expenses through December 31, 2001 to the extent necessary to maintain total annual expenses of the Portfolio at or below 1.35%. Without such waiver and reimbursement, the management fee was 1.25% and total annual expenses were 1.58% for fiscal year 2000.
(10) The investment adviser for the Strong Mid Cap Growth Fund II, Strong Capital Management, Inc., has voluntarily agreed to waive the management fee and/or absorb the Fund's other expenses so that the Total Annual Portfolio Operating Expenses are capped at 1.20%. Strong Capital Management, Inc. has no current intention to, but may in the future, discontinue or modify any fee waivers or expense absorptions after any appropriate notice to the fund's shareholders.
(11) The investment adviser for the Strong Opportunity Fund II, Strong Capital Management, Inc., has voluntarily agreed to waive the management fee and/or absorb the Fund's other expenses so that the Total Annual Portfolio Operating Expenses are capped at 1.10%. Strong Capital Management, Inc. has no current intention to, but may in the future, discontinue or modify any fee waivers or expense absorptions after any appropriate notice to the fund's shareholders.
(12) The Limited-Term Bond Portfolio pays T. Rowe Price an annual all-inclusive fee of 0.70%, computed daily and paid monthly, based on its average daily net assets. The International Stock Portfolio pays Rowe Price-Fleming International, Inc. an annual all-inclusive fee of 1.05%, computed daily and paid monthly, based on its average daily net assets. These fees pay for investment management services and other operating costs of the Portfolios.
(13) The investment advisory, Van Eck Associates, has voluntarily waived its advisory fees for the Van Eck Worldwide Emerging Markets Fund and Van Eck Worldwide Real Estate Fund. Without these waivers, Total Operating Expenses for these funds would have been 1.33% and 2.27% respectively. These fee waivers are not contractual and may be discontinued at any time. Other Expenses for the Van Eck Worldwide Hard Assets Fund were lower than those shown in the Fee Table because a portion of the brokerage commissions that the fund paid were used to reduce the fund's expenses.

The expenses shown above are deducted by each underlying portfolio before the portfolio provides us with its daily net asset value. We then deduct applicable Separate Account charges from the net asset value to calculate the unit value of the corresponding Subaccount. The management fees and other expenses are more fully described in the prospectus for each underlying portfolio. Information relating to the portfolios was provided by the portfolios and was not independently verified by us.


--------------------------------------------------------------------------------
EXAMPLES
--------------------------------------------------------------------------------


The following charts show what your costs would be under this Contract under certain assumptions. The examples are based on the actual charges and expenses for the Contract, the elective features, and the portfolios as stated in the Fee Table above. These examples assume that the applicable portfolio fee waivers and reimbursements will continue for the length of time shown in the examples. We cannot guarantee that they will continue.


EXAMPLE 1

Example 1 below shows the dollar amount of expenses that you would pay if you:
        o invested $1,000 in a Subaccount;
        o earned a 5% annual return on your investment;
        o fully surrendered your Contract (or elect to begin receiving annuity payments under a period certain option for a specified period of less than 10 years) at the end of the period and we deducted the 5% Bonus Credit Withdrawal Charge [9%/9 years]; and
        o selected the optional features for maximum Separate Account charges of 2.50%. The examples reflect the Contract Fee of $30 as an annual charge of 0.06%, which we calculated by dividing the total Contract Fees expected to be collected during a year by an assumed average investment of $50,000 in the Contract.


For those Contract Owners who do not select the optional features with the maximum charges, expenses will be reduced.

EXAMPLE 2

Example 2 has the same assumptions as Example 1, except that it assumes you selected the Basic Contract only and NONE of the optional features, resulting in total Separate Account charges of 1.00%, and the deduction of the Basic Contract's Withdrawal Charge (7%/7 years) and a Contract Fee of $30 (reflected as an annual charge of 0.06%).


       --------------------------------------------------------------------------------------------------------------------
        ASSUMES YOU SURRENDER THE CONTRACT (OR YOU ANNUITIZE             EXAMPLE 1                      EXAMPLE 2
        FOR LESS THAN 10 YEARS) AT THE END OF THE APPLICABLE
                             TIME PERIOD
       --------------------------------------------------------------------------------------------------------------------
       SUBACCOUNT                                                  1 YEAR         3 YEARS         1 YEAR         3 YEARS
       --------------------------------------------------------------------------------------------------------------------
       THE ALGER AMERICAN FUND
       --------------------------------------------------------------------------------------------------------------------
          MidCap Growth Subaccount                                 $125.65        $193.14         $89.91         $130.57
       --------------------------------------------------------------------------------------------------------------------
          Small Capitalization Subaccount                           126.28         194.82          90.54          132.35
       --------------------------------------------------------------------------------------------------------------------
       DREYFUS INVESTMENT PORTFOLIOS (SERVICE SHARES)
       --------------------------------------------------------------------------------------------------------------------
          Founders Discovery Subaccount                             132.58         211.55          96.83          149.99
       --------------------------------------------------------------------------------------------------------------------
          Founders Growth Subaccount                                127.33         197.62          91.59          135.31
       --------------------------------------------------------------------------------------------------------------------
          Founders International Equity Subaccount                  132.58         211.55          96.83          149.99
       --------------------------------------------------------------------------------------------------------------------
          Founders Passport Subaccount                              132.58         211.55          96.83          149.99
       --------------------------------------------------------------------------------------------------------------------
       FIDELITY VIP FUNDS (INITIAL CLASS SHARES)
       --------------------------------------------------------------------------------------------------------------------
          Asset Manager Subaccount                                  123.24         186.66          87.50          123.74
       --------------------------------------------------------------------------------------------------------------------
          Contrafund(R) Subaccount                                  123.76         188.07          88.02          125.23
       --------------------------------------------------------------------------------------------------------------------
          Equity-Income Subaccount                                  122.71         185.25          86.97          122.25
       --------------------------------------------------------------------------------------------------------------------
          Growth Subaccount                                         123.66         187.79          87.91          124.93
       --------------------------------------------------------------------------------------------------------------------
          Index 500 Subaccount                                      119.77         177.31          84.03          113.56
       --------------------------------------------------------------------------------------------------------------------
          Investment Grade Bond Subaccount                          122.50         184.68          86.76          121.66
       --------------------------------------------------------------------------------------------------------------------
          Money Market Subaccount                                   120.51         179.30          84.77          115.82
       --------------------------------------------------------------------------------------------------------------------



       --------------------------------------------------------------------------------------------------------------------
       ASSUMES YOU SURRENDER THE CONTRACT (OR YOU ANNUITIZE             EXAMPLE 1                      EXAMPLE 2
       FOR LESS THAN 10 YEARS) AT THE END OF THE APPLICABLE
                            TIME PERIOD
       --------------------------------------------------------------------------------------------------------------------
       SUBACCOUNT                                                  1 YEAR         3 YEARS         1 YEAR         3 YEARS
       --------------------------------------------------------------------------------------------------------------------
       FIDELITY VIP FUNDS (SERVICE CLASS 2 SHARES)
       --------------------------------------------------------------------------------------------------------------------
          Dynamic Capital Appreciation Subaccount                   131.84         209.61          96.10          147.95
       --------------------------------------------------------------------------------------------------------------------
          Mid Cap Subaccount                                        127.22         197.34          91.48          135.01
       --------------------------------------------------------------------------------------------------------------------
          Overseas Subaccount                                       128.90         201.82          93.16          139.73
       --------------------------------------------------------------------------------------------------------------------
       FIRST EAGLE SOGEN VARIABLE FUNDS, INC.
       --------------------------------------------------------------------------------------------------------------------
          First Eagle SoGen Overseas Variable Subaccount            132.58         211.55          96.83          149.99
       --------------------------------------------------------------------------------------------------------------------
       J.P. MORGAN SERIES TRUST II
       --------------------------------------------------------------------------------------------------------------------
          Bond Subaccount                                           124.71         190.61          88.96          127.90
       --------------------------------------------------------------------------------------------------------------------
          International Opportunities Subaccount                    129.43         203.21          93.69          141.20
       --------------------------------------------------------------------------------------------------------------------
          Small Company Subaccount                                  128.90         201.82          93.16          139.73
       --------------------------------------------------------------------------------------------------------------------
          U.S. Disciplined Equity Subaccount                        125.75         193.42          90.01          130.87
       --------------------------------------------------------------------------------------------------------------------
       NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
       --------------------------------------------------------------------------------------------------------------------
          Mid-Cap Growth Subaccount                                 127.12         197.06          91.38          134.72
       --------------------------------------------------------------------------------------------------------------------
          Socially Responsive Subaccount                            133.00         212.66          97.25          151.16
       --------------------------------------------------------------------------------------------------------------------
       OCC ACCUMULATION TRUST
       --------------------------------------------------------------------------------------------------------------------
          Managed Subaccount                                        125.86         193.70          90.12          131.17
       --------------------------------------------------------------------------------------------------------------------
          Small Cap Subaccount                                      126.28         194.82          90.54          132.35
       --------------------------------------------------------------------------------------------------------------------
          Target Subaccount                                         127.33         197.62          91.59          135.31
       --------------------------------------------------------------------------------------------------------------------
       PIMCO VARIABLE INSURANCE TRUST
       (ADMINISTRATIVE CLASS SHARES)
       --------------------------------------------------------------------------------------------------------------------
          High Yield Bond Subaccount                                124.71         190.61          88.96          127.90
       --------------------------------------------------------------------------------------------------------------------
          Real Return Bond Subaccount                               123.66         187.79          87.91          124.93
       --------------------------------------------------------------------------------------------------------------------
          Stocks PLUS Growth and Income Subaccount                  123.66         187.79          87.91          124.93
       --------------------------------------------------------------------------------------------------------------------
       ROYCE CAPITAL FUND
       --------------------------------------------------------------------------------------------------------------------
          Royce Micro-Cap Subaccount                                131.00         207.39          95.26          145.60
       --------------------------------------------------------------------------------------------------------------------
       SAFECO RESOURCE SERIES TRUST
       --------------------------------------------------------------------------------------------------------------------
          Equity Subaccount                                         125.02         191.45          89.28          128.79
       --------------------------------------------------------------------------------------------------------------------
          Growth Opportunities Subaccount                           124.92         191.17          89.17          128.50
       --------------------------------------------------------------------------------------------------------------------
       STRONG VARIABLE INSURANCE FUNDS, INC.
       --------------------------------------------------------------------------------------------------------------------
          Strong Mid Cap Growth Fund II Subaccount                  129.43         203.21          93.69          141.20
       --------------------------------------------------------------------------------------------------------------------
       STRONG OPPORTUNITY FUND II, INC.
       --------------------------------------------------------------------------------------------------------------------
          Strong Opportunity Fund II Subaccount                     128.38         200.42          92.64          138.26
       --------------------------------------------------------------------------------------------------------------------
       T. ROWE PRICE FIXED INCOME SERIES, INC.
       --------------------------------------------------------------------------------------------------------------------
          Limited-Term Bond Subaccount                              124.18         189.20          88.44          126.42
       --------------------------------------------------------------------------------------------------------------------
       T. ROWE PRICE INTERNATIONAL SERIES, INC.
       --------------------------------------------------------------------------------------------------------------------
         International Stock Subaccount                             127.85         199.02          92.11          136.78
       --------------------------------------------------------------------------------------------------------------------
       VAN ECK WORLDWIDE INSURANCE TRUST
       --------------------------------------------------------------------------------------------------------------------
          Worldwide Emerging Markets Subaccount                     130.58         206.27          94.84          144.43
       --------------------------------------------------------------------------------------------------------------------
          Worldwide Hard Assets Subaccount                          129.01         202.10          93.27          140.02
       --------------------------------------------------------------------------------------------------------------------
          Worldwide Real Estate Subaccount                          132.37         210.99          96.62          149.41
       --------------------------------------------------------------------------------------------------------------------


EXAMPLE 3

Example 3 has the same assumptions as Example 1, except that you decide not to surrender your Contract (or you elected to begin receiving annuity payments under a life contingency option or under a period certain option for a minimum period of 10 years). Withdrawal Charges are not deducted. Like Example 1, we assume that you selected the optional features for maximum Separate Account charges of 2.50% and an annual Contract Fee of 0.06%.

EXAMPLE 4

Example 4 has the same assumptions as Example 3, except that you selected the Basic Contract only and none of the optional features, resulting in total Separate Account expenses of 1.00% and an annual Contract Fee of 0.06%.

       --------------------------------------------------------------------------------------------------------------------
         ASSUMES YOU DO NOT SURRENDER, OR YOU ANNUITIZE FOR              EXAMPLE 3                      EXAMPLE 4
           LIFE (OR MORE THAN 10 YEARS) AT THE END OF THE
                       APPLICABLE TIME PERIOD
       --------------------------------------------------------------------------------------------------------------------
       SUBACCOUNT                                                   1 YEAR         3 YEARS         1 YEAR         3 YEARS
       --------------------------------------------------------------------------------------------------------------------
       THE ALGER AMERICAN FUND
       --------------------------------------------------------------------------------------------------------------------
          MidCap Growth Subaccount                                  $35.65        $108.47         $19.91          $61.49
       --------------------------------------------------------------------------------------------------------------------
          Small Capitalization Subaccount                            36.28         110.31          20.54           63.40
       --------------------------------------------------------------------------------------------------------------------
       DREYFUS INVESTMENT PORTFOLIOS (SERVICE SHARES)
       --------------------------------------------------------------------------------------------------------------------
          Founders Discovery Subaccount                              42.58         128.66          26.83           82.34
       --------------------------------------------------------------------------------------------------------------------
          Founders Growth Subaccount                                 37.33         113.39          21.59           66.57
       --------------------------------------------------------------------------------------------------------------------
          Founders International Equity Subaccount                   42.58         128.66          26.83           82.34
       --------------------------------------------------------------------------------------------------------------------
          Founders Passport Subaccount                               42.58         128.66          26.83           82.34
       --------------------------------------------------------------------------------------------------------------------
       FIDELITY VIP FUNDS (INITIAL CLASS SHARES)
       --------------------------------------------------------------------------------------------------------------------
          Asset Manager Subaccount                                   33.24         101.36          17.50           54.15
       --------------------------------------------------------------------------------------------------------------------
          Contrafund(R) Subaccount                                   33.76         102.91          18.02           55.75
       --------------------------------------------------------------------------------------------------------------------
          Equity-Income Subaccount                                   32.71          99.81          16.97           52.55
       --------------------------------------------------------------------------------------------------------------------
          Growth Subaccount                                          33.66         102.60          17.91           55.43
       --------------------------------------------------------------------------------------------------------------------
          Index 500 Subaccount                                       29.77          91.10          14.03           43.56
       --------------------------------------------------------------------------------------------------------------------
          Investment Grade Bond Subaccount                           32.50          99.19          16.76           51.91
       --------------------------------------------------------------------------------------------------------------------
          Money Market Subaccount                                    30.51          93.28          14.77           45.82
       --------------------------------------------------------------------------------------------------------------------
       FIDELITY VIP FUNDS (SERVICE CLASS 2 SHARES)
       --------------------------------------------------------------------------------------------------------------------
          Dynamic Capital Appreciation Subaccount                    41.84         126.54          26.10           80.14
       --------------------------------------------------------------------------------------------------------------------
          Mid Cap Subaccount                                         37.22         113.08          21.48           66.25
       --------------------------------------------------------------------------------------------------------------------
          Overseas Subaccount                                        38.90         117.99          23.16           71.32
       --------------------------------------------------------------------------------------------------------------------
       FIRST EAGLE SOGEN VARIABLE FUNDS, INC.
       --------------------------------------------------------------------------------------------------------------------
          First Eagle SoGen Overseas Variable Subaccount             42.58         128.66          26.83           82.34
       --------------------------------------------------------------------------------------------------------------------
       J.P. MORGAN SERIES TRUST II
       --------------------------------------------------------------------------------------------------------------------
          Bond Subaccount                                            34.71         105.69          18.96           58.62
       --------------------------------------------------------------------------------------------------------------------
          International Opportunities Subaccount                     39.43         119.52          23.69           72.90
       --------------------------------------------------------------------------------------------------------------------
          Small Company Subaccount                                   38.90         117.99          23.16           71.32
       --------------------------------------------------------------------------------------------------------------------
          U.S. Disciplined Equity Subaccount                         35.75         108.77          20.01           61.81
       --------------------------------------------------------------------------------------------------------------------
       NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
       --------------------------------------------------------------------------------------------------------------------
          Mid-Cap Growth Subaccount                                  37.12         112.77          21.38           65.94
       --------------------------------------------------------------------------------------------------------------------
          Socially Responsive Subaccount                             43.00         129.88          27.25           83.60
       --------------------------------------------------------------------------------------------------------------------
       OCC ACCUMULATION TRUST
       --------------------------------------------------------------------------------------------------------------------
          Managed Subaccount                                         35.86         109.08          20.12           62.12
       --------------------------------------------------------------------------------------------------------------------
          Small Cap Subaccount                                       36.28         110.31          20.54           63.40
       --------------------------------------------------------------------------------------------------------------------
          Target Subaccount                                          37.33         113.39          21.59           66.57
       --------------------------------------------------------------------------------------------------------------------
       PIMCO VARIABLE INSURANCE TRUST (ADMINISTRATIVE CLASS
       SHARES)
       --------------------------------------------------------------------------------------------------------------------
          High Yield Bond Subaccount                                 34.71         105.69          18.96           58.62
       --------------------------------------------------------------------------------------------------------------------
          Real Return Bond Subaccount                                33.66         102.60          17.91           55.43
       --------------------------------------------------------------------------------------------------------------------
          Stocks PLUS Growth and Income Subaccount                   33.66         102.60          17.91           55.43
       --------------------------------------------------------------------------------------------------------------------
       ROYCE CAPITAL FUND
       --------------------------------------------------------------------------------------------------------------------
          Royce Micro-Cap Subaccount                                 41.00         124.10          25.26           77.63
       --------------------------------------------------------------------------------------------------------------------
       SAFECO RESOURCE SERIES TRUST
       --------------------------------------------------------------------------------------------------------------------
          Equity Subaccount                                          35.02         106.62          19.28           59.58
       --------------------------------------------------------------------------------------------------------------------
          Growth Opportunities Subaccount                            34.92         106.31          19.17           59.26
       --------------------------------------------------------------------------------------------------------------------




       --------------------------------------------------------------------------------------------------------------------
         ASSUMES YOU DO NOT SURRENDER, OR YOU ANNUITIZE FOR              EXAMPLE 3                      EXAMPLE 4
           LIFE (OR MORE THAN 10 YEARS) AT THE END OF THE
                       APPLICABLE TIME PERIOD
       --------------------------------------------------------------------------------------------------------------------
       SUBACCOUNT                                                   1 YEAR         3 YEARS         1 YEAR         3 YEARS
       --------------------------------------------------------------------------------------------------------------------
       STRONG VARIABLE INSURANCE FUNDS, INC.
       --------------------------------------------------------------------------------------------------------------------
          Strong Mid Cap Growth Fund II Subaccount                   39.43         119.52          23.69           72.90
       --------------------------------------------------------------------------------------------------------------------
       STRONG OPPORTUNITY FUND II, INC.
       --------------------------------------------------------------------------------------------------------------------
          Strong Opportunity Fund II Subaccount                      38.38         116.46          22.64           69.74
       --------------------------------------------------------------------------------------------------------------------
       T. ROWE PRICE FIXED INCOME SERIES, INC.
       --------------------------------------------------------------------------------------------------------------------
          Limited-Term Bond Subaccount                               34.18         104.14          18.44           57.03
       --------------------------------------------------------------------------------------------------------------------
       T. ROWE PRICE INTERNATIONAL SERIES, INC.
       --------------------------------------------------------------------------------------------------------------------
          International Stock Subaccount                             37.85         114.92          22.11           68.16
       --------------------------------------------------------------------------------------------------------------------
       VAN ECK WORLDWIDE INSURANCE TRUST
       --------------------------------------------------------------------------------------------------------------------
          Worldwide Emerging Markets Subaccount                      40.58         122.88          24.84           76.37
       --------------------------------------------------------------------------------------------------------------------
          Worldwide Hard Assets Subaccount                           39.01         118.29          23.27           71.64
       --------------------------------------------------------------------------------------------------------------------
          Worldwide Real Estate Subaccount                           42.37         128.06          26.62           81.71
       --------------------------------------------------------------------------------------------------------------------


The examples assume that you made no transfers. Deductions for premium taxes are not reflected but may apply. PLEASE REMEMBER THAT THE EXAMPLES ARE SIMPLY ILLUSTRATIONS AND DO NOT REPRESENT PAST OR FUTURE EXPENSES. Your actual expenses may be higher or lower than those shown in the examples. Similarly your rate of return may be more or less than the 5% assumed in the examples.


The Visionary STAR(TM) Contract may not be annuitized during the first Contract year.


--------------------------------------------------------------------------------
SYNOPSIS OF THE CONTRACT
--------------------------------------------------------------------------------


The Visionary STAR(TM) variable annuity Contract provides you with a Basic Contract to which you can add optional features. For each optional feature you choose, a corresponding charge will be deducted.

The maximum charge against Separate Account assets we will permit is 2.50%. You may select among the features as you like at the time of application, so long as total charges against Separate Account assets (including the 1.00% charge for the Basic Contract) stays at or below 2.50% and you do not select mutually exclusive features. This synopsis provides only a brief overview of the Basic Contract and the features. You should read the entire prospectus for a complete explanation of the Contract, the optional features, the fees and charges associated with the Contract and the features, and how the features can be used to tailor the Contract to your financial goals and needs.

THE VISIONARY STAR(TM) CONTRACT

An annuity is a Contract between you (the Contract owner) and an insurance company (us) in which you agree to make one or more premium payments to us and, in return, we agree to pay you a series of payments at a later date. The Visionary STAR(TM) Contract is a special kind of annuity that is:


        o      FLEXIBLE PREMIUM - you may add premium payments at any time.
        o TAX-DEFERRED - you do not have to pay taxes on earnings until you take money out by full or partial cash withdrawals, or we make annuity payments to you, or we pay the death benefit.
        o VARIABLE - its value fluctuates with the performance of the underlying mutual fund portfolios in which you invest. You bear the investment risk on the amounts you invest in those mutual fund portfolios.
        o AVAILABLE WITH RETIREMENT PLANS - you may purchase this annuity in connection with retirement plans, including those that qualify for favorable federal tax treatment.

Like all deferred annuities, the Contract provides benefits in 2 distinct phases: the "accumulation" period and the "payout" period. During the accumulation period, you can allocate money to any combination of Subaccounts and the fixed account. Any earnings on your investments accumulate tax-deferred until withdrawn.


The payout period begins once you start receiving regular annuity payments on a fixed or variable basis from your Contract Value. The money you accumulate during the accumulation period, as well as the payout plan you choose, will determine the dollar amount of any annuity payments you receive.


If you are purchasing the Contract through a tax-favored arrangement, including IRAs and Roth IRAs, you should carefully consider the costs and benefits of the Contract

(including the annuity income benefits) before purchasing the Contract, since the tax favored arrangement itself provides tax-sheltered growth.


WHO SHOULD PURCHASE THE CONTRACT?

We have designed this Contract for people seeking long-term tax deferred accumulation of assets, generally for retirement. This includes persons who have maximized their use of other retirement savings methods, such as 401(k) plans and individual retirement accounts. The tax-deferred feature is most attractive to people in higher federal and state income tax brackets. You should not buy this Contract if you are looking for a short-term investment or if you cannot take the risk of getting back less money than you put in.


PURCHASE


You may purchase the Contract with a single payment of $1,000 or more. We will not issue a Contract if you are older than age 85 on the date of issue. There are also age limitations for certain Contract features. You can pay additional premiums of $1,000 or more with some limitations. The total of all your premium payments cannot exceed $1,000,000 without prior approval from IL Annuity.

Please send your premium payments to the IL Annuity Variable Administration, 2960 North Meridian Street, Indianapolis, Indiana 46208 or P.O. Box 6012, Indianapolis, Indiana 46206-6012.


BONUS CREDIT FEATURE


IL Annuity offers you a choice of 3 Bonus Credit features at the time of application. If you chose a Bonus Credit feature, IL Annuity will apply a credit of either 3.0%, 4.0% or 5.0% to the Initial Net Premium Payment on the date of issue for any Initial Net Premium Payment then received and on the date any additional Initial Net Premium Payment is received, if later. In exchange, IL Annuity will charge an additional daily fee against your Separate Account assets during the number of years Withdrawal Charges are in effect, and apply a higher and longer Withdrawal Charge schedule to any withdrawals in excess of the free withdrawal amount. Over time, the amount of the fee may exceed the amount of the Bonus Credit. Once this feature is selected, it may not be revoked.


CANCELLATION - THE FREE-LOOK PERIOD


After you receive your Contract, you have a limited period of time (usually 10 or 20 days) during which you may cancel your Contract and receive a refund. This period of time is referred to as a "free-look" period and is established by state law. If you cancel your Contract during the "free-look" period, your refund will depend on your state of residence and will not include any Bonus Credit.

Please return your Contract with your notice of cancellation. We will pay the refund within 7 days after we receive the Contract and written request for cancellation at the Variable Administration Office. You may fax the written request and Contract to IL Annuity Variable Administration at 1-800-611-3587. The Contract will be deemed void once we issue your refund.


If your state requires that we return your premium payments, we will put the portion of your premium payment(s) you allocated to the Subaccounts into the Money Market Subaccount for fifteen calendar days following the date of issue.


INVESTMENT OPTIONS

You may currently invest your money in any of 39 portfolios by directing it into the corresponding Subaccount. The portfolios now available to you under the Contract are:

THE ALGER AMERICAN FUND
o      MidCap Growth
o      Small Capitalization
DREYFUS INVESTMENT PORTFOLIOS (SERVICE SHARES)
o      Founders Discovery
o      Founders Growth
o      Founders International Equity
o      Founders Passport
FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS ("VIP") (INITIAL CLASS SHARES)
o      Asset Manager
o      Contrafund(R)
o      Equity-Income
o      Growth
o      Index 500
o      Investment Grade Bond
o      Money Market
FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS ("VIP")
(SERVICE CLASS 2 SHARES)
o      Dynamic Capital Appreciation
o      Mid Cap
o      Overseas
FIRST EAGLE SOGEN VARIABLE FUNDS, INC.
o      First Eagle SoGen Overseas Variable
J.P. MORGAN SERIES TRUST II
o      Bond
o      International Opportunities
o      Small Company
o      U.S. Disciplined Equity
NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
o      Mid-Cap Growth
o      Socially Responsive

OCC ACCUMULATION TRUST
o      Managed
o      Small Cap
o      Target
PIMCO VARIABLE INSURANCE TRUST (ADMINISTRATIVE CLASS SHARES)
o      High Yield Bond
o      Real Return Bond
o      StocksPLUS Growth and Income
ROYCE CAPITAL FUND
o      Royce Micro-Cap
SAFECO RESOURCE SERIES TRUST
o      Equity
o      Growth Opportunities
STRONG VARIABLE INSURANCE FUNDS, INC.
o      Strong Mid Cap Growth Fund II
STRONG OPPORTUNITY FUND II, INC.
o      Strong Opportunity Fund II
T. ROWE PRICE FIXED INCOME SERIES, INC.
o      Limited-Term Bond
T. ROWE PRICE INTERNATIONAL SERIES, INC.
o      International Stock
VAN ECK WORLDWIDE INSURANCE TRUST
o      Worldwide Emerging Markets
o      Worldwide Hard Assets
o      Worldwide Real Estate

Each Subaccount invests exclusively in shares of one portfolio of a Fund. Each portfolio's assets are held separately from the other portfolios and each portfolio has separate investment objectives and policies. The portfolios are described in the prospectuses for the Funds that accompany this prospectus.

The value of your investment in the Subaccounts will fluctuate daily based on the investment results of the portfolios in which you invest, and on the fees and charges deducted. Depending on market conditions, you can make or lose money in any of the Subaccounts.

We reserve the right to offer other investment choices in the future.

You may also direct your money to the fixed account and receive a guaranteed rate of return. Money you place in the fixed account will earn interest for one year periods at a fixed rate that is guaranteed by us never to be less than 3.0%.


TRANSFERS

You have the flexibility to transfer assets among the Subaccounts and the fixed account during the accumulation period. Certain restrictions apply to transfers to and from the fixed account.

You may make 12 free transfers each Contract year. We impose a $25 charge per transfer on each transfer from and among the Subaccounts after the 12th transfer during a Contract year that occurs before the Annuity Start Date. Transfers from the fixed account are always free of charge.


If you elect to receive variable annuity payments, after the Annuity Start Date you may make one transfer among the Subaccounts each Contract year on the Contract anniversary.


ENHANCED DOLLAR COST AVERAGING FEATURE


If you choose 1 of 3 Enhanced Dollar Cost Averaging ("DCA") features at the time of application, we will transfer a specified percentage of money automatically each month from the Enhanced DCA account to your choice of Subaccounts. We will credit a rate of interest greater than the current fixed account rate to the diminishing balance of your Initial Net Premium Payment remaining in the Enhanced DCA account for a specified period of time. You can choose 1 of the following:

        o      6-Month Enhanced DCA
        o      8-Month Enhanced DCA
        o      12-Month Enhanced DCA

There is an extra charge for this feature that is deducted from all of your Separate Account assets during the 7 year Withdrawal Charge period. Over time, the amount of the fee may exceed the additional interest we credited.

IF YOU CHOOSE AN ENHANCED DOLLAR COST AVERAGING FEATURE, YOU MAY NOT SELECT A BONUS CREDIT FEATURE. If you select the Enhanced Dollar Cost Averaging feature, you must allocate the entire Initial Net Premium Payment to this feature.


ACCESS TO YOUR MONEY


During the accumulation period, you may receive a cash withdrawal of all or part of your Contract Value by sending a written or fax request to the Variable Administration Office. The minimum amount you can withdraw is $250. If you fully withdraw all value from the Contract, you will receive the surrender value.

Full and partial withdrawals may be subject to a Withdrawal Charge, if the amount withdrawn exceeds the free withdrawal amount and the withdrawal occurs while Withdrawal Charges apply. The amount of the Withdrawal Charge and the length of time during which Withdrawal Charges apply depend upon the Bonus Credit feature, the Enhanced Free Withdrawal Feature and the Waiver of Withdrawal Charge feature, if you choose any of these at the time of application. In any Contract year after the first Contract year, you may withdraw a portion of your Contract Value, called the free withdrawal amount, without incurring a Withdrawal Charge.


You may have to pay federal income taxes on amounts you withdraw, and a federal penalty tax may be assessed on any money you withdraw from the Contract before age 59 1/2. Access to amounts held in Qualified Contracts may be restricted or prohibited.


DEATH BENEFITS


We will pay the death benefit to the beneficiary on the annuitant's death before the Annuity Start Date.


If you elect the Basic Contract, the death benefit will equal the greater of:

        o the sum of premium payments made under the Contract, LESS the sum of partial withdrawals as of the date we determine the death benefit; or
        o the Contract Value as of the date we determine the death benefit.

Enhanced Death Benefit. You may elect one of two Enhanced Death Benefit options at the time of application for an additional Separate Account charge, provided the annuitant has not attained the maximum age shown below. Once elected, an Enhanced Death Benefit may not be revoked or changed. If you elect an enhanced death benefit and the annuitant dies before age 75, the enhanced death benefit will be the greater of:

        o the Contract Value as of the date we determine the enhanced death benefit; or
        o the highest Contract Value on any Death Benefit Anniversary, adjusted for any premium payments received and charges incurred, and reduced pro-rata for any withdrawals taken, between such Death Benefit Anniversary and the date we determine the enhanced death benefit.


We set the value of the enhanced death benefit initially on the first Death Benefit Anniversary and reset it on each succeeding Death Benefit Anniversary if the value is greater. Once reset, this value will never decrease unless you take a partial withdrawal.


----------------------------------------------------------------
Enhanced                            Additional      Annuitant's
Death             Death Benefit      Separate         Maximum
Benefit            Anniversary        Account         Age at
Feature                               Charge         Purchase
----------------------------------------------------------------
3 Year           Every third            0.30%           72
Step-up          Contract
                 Anniversary
                 beginning on the
                 date of issue
----------------------------------------------------------------
1 Year           Every Contract         0.40%           74
Step-up          Anniversary
                 beginning on the
                 date of issue
----------------------------------------------------------------


In determining the enhanced and basic death benefits, we will subtract any outstanding loans and applicable premium taxes not previously deducted. Once an enhanced death benefit feature is selected, it may not be revoked.


The enhanced death benefit expires at the annuitant's age 75. After that time, the enhanced death benefit is locked in at the amount of the enhanced death benefit at the annuitant's age 75.


DEATH EXPENSE BENEFIT FEATURE


You can elect an optional feature at the time of application that may pay an additional amount on top of the Contract's death benefit. There is an extra charge for this feature and once selected, it may not be revoked. See "Death Expense Benefit Feature" for details.


FEES AND CHARGES


Withdrawal Charge. We will deduct a Withdrawal Charge if you withdraw all or part of your Contract Value while Withdrawal Charges are in effect and the amount of withdrawal exceeds the free withdrawal amount. The amount and duration of the Withdrawal Charge schedule depends on the Bonus Credit feature, the Enhanced Free Withdrawal feature, and the Waiver of Withdrawal Charge feature, if you choose any of these at the time of application.


We do not assess a Withdrawal Charge on the death benefit or on annuity payments under an annuity payout plan with a life contingency or an annuity payout plan with at least 10 years of guaranteed payments.


In any Contract year after the first Contract year, you may withdraw a portion of your Contract Value without incurring a Withdrawal Charge. Under the Basic Contract, after the first Contract year, you may withdraw up to 10% of your Contract Value as of the beginning of each Contract year without paying a Withdrawal Charge.

Enhanced Free Withdrawal Feature. On your application, you can choose 1 of 2 optional Enhanced Free Withdrawal features for an additional annual charge of 0.20% that is assessed against Separate Account assets during the accumulation period. You may select either:


        o      50% Cumulative Free Withdrawal
        o      Earnings Free Withdrawal


Once you select an Enhanced Free Withdrawal feature, it may not be revoked. Over time the amount of the charge may exceed the amount of Withdrawal Charges avoided.

Waiver of Withdrawal Charge Features. We offer additional partial or full waivers of Withdrawal Charges for an extra Separate Account charge of 0.20% of Separate Account assets that is assessed during the accumulation period. Once you select a Waiver of Withdrawal Charge feature, it may not be revoked. Over time the amount of the charge may exceed the amount of the Withdrawal Charge that could be waived. You may select:


        o      Hospitalization, Long Term Care, or Terminal Illness Waiver
        o      Post Secondary Education Waiver


Contract Fee. We deduct a quarterly Contract fee of $7.50 from your Contract Value on the last business day of each Contract quarter during the accumulation period and on the date of full withdrawal. Certain exceptions apply.


Transfer Fee. You may make 12 free transfers each Contract year. We impose a $25 charge per transfer on each transfer from the Subaccounts after the 12th transfer during a Contract year before the Annuity Start Date. Transfers from the fixed account are always free of charge.


Mortality and Expense Risk Charge. We currently will deduct a daily mortality and expense risk charge from your value in the Subaccounts at an annual rate of 0.80%. We may increase this charge in the future to 1.00% for new Contracts. After the Annuity Start Date, if you choose a variable payout plan, we will continue to deduct this charge at a maximum annual rate of 1.50%.

Asset-Based Administration Charge. We will deduct a daily Administration charge from your value in the Subaccounts at an annual rate of 0.20%. After the Annuity Start Date, if you choose a variable payout option, we will continue to assess this charge at the annual rate of 0.20%.

Premium Taxes. We will deduct state premium taxes, which currently range from 0% up to 3.5%, if your state requires us to pay the tax. If necessary, we will make the deduction either: (a) from premium payments as we receive them, (b) from your Contract Value upon partial or full withdrawal, (c) when annuity payments begin, or (d) upon payment of a death benefit.

Loan Processing Fee. If you take a Contract loan, we will charge a $25 loan processing fee.

Portfolio Fees and Charges. Each portfolio deducts portfolio management fees and charges from the amounts you have invested in the portfolios. For 2000, these charges ranged from 0.28% to 1.54% annually. See the chart of Portfolio Annual Expenses in this prospectus, and see the prospectuses for the portfolios for additional detail.

Optional Feature Charges. We deduct an additional fee for each optional feature you select. For a list of those charges, see "Fee Table - Fees for Optional Features" and the description of each feature.

Compensation. For information concerning compensation paid to our agents for the sale of the Contracts, see "Distribution of Contracts."


ANNUITY PROVISIONS

Payout Plans. The Contract allows you to receive periodic annuity payments beginning on the Annuity Start Date you select. You may choose among several payout plans and receive fixed or variable payments. You may receive annuity payments for a specific period of time or for life, with or without a guaranteed number of payments.


We will use your adjusted Contract Value on the Annuity Start Date to calculate the amount of your annuity payments under the payment plan you choose. If you select a variable payout plan, the dollar amount of your payments may go up or down depending on the investment results of the portfolios you invest in at that time.


FEDERAL TAX STATUS

In general, you are not taxed on earnings on your investment in the Contract until you withdraw money from the Contract or receive annuity payments. Earnings are taxed as ordinary income. During the accumulation period, for tax purposes, withdrawals are taken first from earnings and then from your investment in the Contract. If you receive money from the Contract before age 59 1/2, you may have to pay a 10% federal penalty tax on the earnings portion you received. Death benefits are taxable and generally are included in the income of the recipient. For a further discussion of the federal tax status of the Contract, see "Federal Tax Status."

INQUIRIES

If you need additional information, please contact us at:


        IL Annuity Variable Administration
        2960 North Meridian Street
        Indianapolis, Indiana 46208  or

        P.O. Box 6012
        Indianapolis, Indiana 46206-6012
        Telephone:  1-888-232-6486 (toll-free)
        Fax:  1-800-611-3587
        (Monday - Friday 8:00 a.m. - 4:00 p.m.
        Eastern Standard Time)

OTHER PRODUCTS

We offer other variable annuity contracts that also invest in some of the same portfolios. These contracts may have different charges and may offer different benefits. We encourage you to carefully consider the costs and benefits of the Contract to ensure that it is consistent with your personal investment goals and needs. To obtain more information about these contracts, contact your agent, or call us at 1-888-232-6486.


FINANCIAL STATEMENTS


Financial statements for the Separate Account and IL Annuity are located in the SAI. A current SAI may be obtained, without charge, by contacting IL Annuity's Variable Administration Office at the telephone number listed above. The financial statement of the Separate Account are not fully representative of the Subaccounts listed in this prospectus because several Subaccounts had not begun operations on December 31, 2000.


CONDENSED FINANCIAL INFORMATION


The value of an accumulation unit is determined on the basis of changes in the per share value of the underlying portfolios and the assessment of Separate Account charges. Appendix A contains tables that reflect the accumulation unit value history of the Subaccounts of the Separate Account that existed as of December 31, 2000, reflecting total annual Separate Account charges of 1.40%. Total annual Separate Account charges under this Contract will range from 1.00% to 2.50%.


--------------------------------------------------------------------------------
ABOUT IL ANNUITY AND INSURANCE COMPANY AND THE SEPARATE ACCOUNT
--------------------------------------------------------------------------------

IL ANNUITY AND INSURANCE COMPANY


IL Annuity and Insurance Company, formerly known as Sentry Investors Life Insurance Company, was incorporated in the State of Massachusetts on March 9, 1966. We changed our name to "IL Annuity and Insurance Company" on January 17, 1995. The Company is a stock life insurance company that reorganized under the laws of the State of Kansas on December 29, 2000.

On November 1, 1994, we became a wholly-owned subsidiary of the Indianapolis Life Group of Companies, Inc. ("Indianapolis Life Group"), which is a majority-owned subsidiary of Indianapolis Life Insurance Company ("ILICo"). ILICo was a mutual life insurance company chartered under Indiana law in 1905. As of December 31, 2000, the consolidated assets of ILICo and its subsidiaries were approximately $5.8 billion.

On February 18, 2000, American Mutual Holding Co. ("AMHC") purchased a 45% ownership interest in Indianapolis Life Group. Indianapolis Life Group used the proceeds of such investment to repurchase in their entirety the ownership interests that American United Life Insurance Company and Legacy Marketing Group had held in Indianapolis Life Group. The purchase referenced above was part of a larger overall transaction that included the combination of AMHC and ILICo. That transaction, which included the demutualization of ILICo, was completed on May 18, 2001.

IL ANNUITY AND INSURANCE CO. SEPARATE ACCOUNT I

We established IL Annuity and Insurance Co. Separate Account I as a Separate Account under Massachusetts insurance law on November 1, 1994. When IL Annuity redomesticated to Kansas on December 29, 2000, the Separate Account became subject to the laws of the state of Kansas. The Separate Account will receive and invest net premium payments made under the Contracts and under other variable annuity contracts we may issue in the future. We established the Separate Account to support the operations of the variable annuity contracts that we currently offer or may offer in the future.

Although the assets in the Separate Account are our property, the portion of the assets in the Separate Account equal to the reserves and other contract liabilities of the Separate Account are not chargeable with the liabilities arising out of any other business that we may conduct and that has no specific relation to or dependence upon the Separate Account. The assets of the Separate Account are available to cover our general liabilities only to the extent that the Separate Account's assets exceed its liabilities arising under the Contracts and any other contracts supported by the Separate Account. We have the right to transfer to the general account any assets of the Separate Account that are in excess of reserves and other contract liabilities. All obligations arising under the Contracts are our general corporate obligations. Income, gains, and losses, whether or not realized, from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to other income, gains or losses of any other Separate Account or of the Company.

The Separate Account is divided into 39 Subaccounts. Additional Subaccounts may be available in the future. Each Subaccount invests exclusively in shares of a single corresponding portfolio. The income, gains and losses, whether or not realized, from the assets allocated to each Subaccount are credited to or charged against that Subaccount without regard to income, gains or losses from any other Subaccount.

The Separate Account has been registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and meets the definition of a Separate Account under the federal securities laws. Registration with the SEC does not involve supervision of the management or investment practices or policies of the Separate Account, the funds, or of us by the SEC.


--------------------------------------------------------------------------------
THE PORTFOLIOS
--------------------------------------------------------------------------------

Each Subaccount of the Separate Account invests exclusively in the shares of a designated portfolio of a fund. Shares of each portfolio are purchased and redeemed at net asset value, without a sales charge. Each fund currently available under the Contract is registered with the SEC under the 1940 Act as an open-end, management investment company.


The assets of each portfolio are separate from the assets of that fund's other portfolios, and each portfolio has separate investment objectives and policies. As a result, each portfolio operates as a separate investment portfolio and the income or losses of one portfolio has no effect on the investment performance of any other portfolio. Each of the funds is managed by an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended. Each investment adviser is responsible for the selection of portfolio investments. These investments must be consistent with the objective, policies, and restrictions of that portfolio.


Some of the portfolios have been established by investment advisers that manage retail mutual funds sold directly to the public having similar names and investment objectives to the portfolios available under the Contract. While some of the portfolios may be similar to, and may in fact be modeled after, publicly traded mutual funds, you should understand that the portfolios are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any similarly named portfolio may differ substantially from the portfolios available through this Contract.

An investment in a Subaccount, including the Money Market Subaccount, is not insured or guaranteed by the U. S. Government and there can be no assurance that the Money Market Subaccount will be able to maintain a stable net asset value per share.



INVESTMENT OBJECTIVES OF THE PORTFOLIOS

The investment objective of each portfolio is summarized below. NO ONE CAN PROMISE THAT ANY PORTFOLIO WILL ACHIEVE ITS STATED OBJECTIVE. You bear the risk that these portfolios may not perform as you anticipated. You can find more detailed information, including a description of risks, fees, and expenses of each portfolio in the portfolio prospectuses that accompany this prospectus.

CERTAIN PORTFOLIOS HAVE SIMILAR INVESTMENT OBJECTIVES AND/OR POLICIES. YOU SHOULD CAREFULLY READ THE PROSPECTUS FOR EACH PORTFOLIO BEFORE YOU INVEST AND CONSIDER WHICH PORTFOLIOS MEET YOUR FINANCIAL GOALS AND OBJECTIVES.


 ----------------------------------------------------------------------------------------------------------------------------------
 PORTFOLIO                                                       INVESTMENT OBJECTIVE AND INVESTMENT ADVISER
 ----------------------------------------------------------------------------------------------------------------------------------
 The ALGER AMERICAN MIDCAP GROWTH PORTFOLIO    Seeks long-term capital appreciation. The investment adviser is Fred Alger
                                               Management, Inc.
 ----------------------------------------------------------------------------------------------------------------------------------
 The ALGER AMERICAN SMALL CAPITALIZATION       Seeks long-term capital appreciation. The investment adviser is Fred Alger
 PORTFOLIO                                     Management, Inc.
 ----------------------------------------------------------------------------------------------------------------------------------
 FOUNDERS DISCOVERY PORTFOLIO - SERVICE        SEEKS CAPITAL APPRECIATION. THE MANAGER IS THE DREYFUS CORPORATION. FOUNDERS
 SHARES                                        Asset Management LLC is the sub-adviser.
 ----------------------------------------------------------------------------------------------------------------------------------
 FOUNDERS Growth PORTFOLIO - SERVICE SHARES    Seeks long-term growth of capital. The manager is The Dreyfus Corporation.
                                               Founders Asset Management LLC is the sub-adviser.
 ----------------------------------------------------------------------------------------------------------------------------------
 FOUNDERS INTERNATIONAL EQUITY PORTFOLIO -     Seeks long-term growth of capital. The manager is The Dreyfus Corporation.
 SERVICE SHARES                                Founders Asset Management LLC is the sub-adviser.
 ----------------------------------------------------------------------------------------------------------------------------------



 ----------------------------------------------------------------------------------------------------------------------------------
 PORTFOLIO                                                       INVESTMENT OBJECTIVE AND INVESTMENT ADVISER
 ----------------------------------------------------------------------------------------------------------------------------------
 FOUNDERS PASSPORT PORTFOLIO - SERVICE         Seeks capital appreciation. The manager is The Dreyfus Corporation. Founders
 SHARES                                        Asset Management LLC is the sub-adviser.
 ----------------------------------------------------------------------------------------------------------------------------------
 FIDELITY VIP ASSET MANAGER PORTFOLIO -        Seeks to obtain high total return with reduced risk over the long term. The
 INITIAL CLASS                                 manager is Fidelity Management & Research Company. The sub-advisers are
                                               Fidelity Investments Money Management, Inc., Fidelity Management & Research
                                               (U.K.) Inc., Fidelity Management & Research (Far East) Inc., Fidelity
                                               Investments Japan Limited, and FMR Co., Inc.
 ----------------------------------------------------------------------------------------------------------------------------------
 FIDELITY VIP CONTRAFUND PORTFOLIO -           Seeks long-term capital appreciation. The manager is Fidelity Management &
 INITIAL CLASS                                 Research Company. The sub-advisers are Fidelity Management & Research (U.K.)
                                               Inc., Fidelity Management & Research (Far East) Inc., Fidelity Investments
                                               Japan Limited, and FMR Co., Inc.
 ----------------------------------------------------------------------------------------------------------------------------------
 FIDELITY VIP EQUITY - INCOME PORTFOLIO -      Seeks reasonable income. The manager is Fidelity Management & Research Company.
 INITIAL CLASS                                 The sub-adviser is FMR Co., Inc.
 ----------------------------------------------------------------------------------------------------------------------------------
 FIDELITY VIP GROWTH PORTFOLIO - INITIAL       Seeks to achieve capital appreciation. The manager is Fidelity Management &
 CLASS                                         Research Company. The sub-adviser is FMR Co., Inc.
 ----------------------------------------------------------------------------------------------------------------------------------
 FIDELITY VIP INDEX 500 PORTFOLIO -            Seeks investment results that correspond to the total return of common stock
 INITIAL CLASS                                 publicly traded in the United States, as represented by the Standard & Poor's
                                               500sm Index.  The manager is Fidelity Management & Research Company. The sub-adviser is Deutsche Asset Management, Inc.
 ----------------------------------------------------------------------------------------------------------------------------------
 FIDELITY VIP INVESTMENT GRADE BOND            Seeks as high a level of current income as is consistent with the preservation of
 PORTFOLIO - INITIAL CLASS                     capital.  The manager is Fidelity Management & Research Company. The sub-adviser is Fidelity Investments Money Market, Inc. ("FIMM")
 ----------------------------------------------------------------------------------------------------------------------------------
 FIDELITY VIP MONEY MARKET PORTFOLIO -         Seeks as high a level of current income as is consistent with preservation of
 INITIAL CLASS                                 capital and liquidity. The manager is Fidelity Management & Research Company.
                                               The sub-adviser is Fidelity Investments Money Management, Inc. ("FIMM").
 ----------------------------------------------------------------------------------------------------------------------------------
 FIDELITY VIP DYNAMIC CAPITAL APPRECIATION     Seeks capital appreciation. The manager is Fidelity Management & Research
 PORTFOLIO - SERVICE CLASS 2                   Company. The sub-advisers are Fidelity Management & Research (U.K.) Inc., Fidelity
                                               Management & Research (Far East) Inc., Fidelity Investments Japan Limited, and FMR
                                               Co., Inc.
 ----------------------------------------------------------------------------------------------------------------------------------
 FIDELITY VIP MID CAP PORTFOLIO - SERVICE      Seeks long-term growth of capital. The manager is Fidelity Management & Research
 CLASS 2                                       Company.  The sub-advisers are Fidelity Management & Research (U.K.) Inc., Fidelity
                                               Management & Research (Far East) Inc., Fidelity Investments Japan Limited, and FMR
                                               Co., Inc.
----------------------------------------------------------------------------------------------------------------------------------
 FIDELITY VIP OVERSEAS PORTFOLIO - SERVICE     Seeks long-term growth of capital. The manager is Fidelity Management & Research
 CLASS 2                                       Company. The sub-advisers are Fidelity Management & Research (U.K.) Inc., Fidelity
                                               Management & Research (Far East) Inc., Fidelity International Investment Advisors,
                                               Fidelity International Investment Advisors (U.K.) Limited, Fidelity Investments
                                               Japan Limited, and FMR Co., Inc.
----------------------------------------------------------------------------------------------------------------------------------
 FIRST EAGLE SOGEN OVERSEAS VARIABLE           Seeks long-term growth of capital. The investment adviser is Arnhold and
 FUND                                          S. Bleichroeder Advisers, Inc.
----------------------------------------------------------------------------------------------------------------------------------
 J.P. MORGAN BOND PORTFOLIO                    Seeks to provide high total return consistent with moderate risk of capital and maintenance of liquidity.  The investment adviser is  J.P. Morgan Investment
                                               Management Inc., a subsidiary of J.P. Morgan Chase & Co.
----------------------------------------------------------------------------------------------------------------------------------
 J.P. MORGAN INTERNATIONAL OPPORTUNITIES       Seeks to provide high total return from a portfolio of equity securities of
 PORTFOLIO                                     foreign companies.  The investment adviser is J.P. Morgan Investment Management
                                               Inc., a subsidiary of J.P. Morgan Chase & Co.
----------------------------------------------------------------------------------------------------------------------------------
 J.P. MORGAN SMALL COMPANY PORTFOLIO           Seeks to provide high total return from a portfolio of small company stocks. The investment adviser is J.P. Morgan Investment Management Inc., a subsidiary of
                                               J.P. Morgan Chase & Co.
----------------------------------------------------------------------------------------------------------------------------------
 J.P. MORGAN U.S. DISCIPLINED EQUITY           Seeks to provide high total return from a portfolio of selected equity
 PORTFOLIO                                     securities. The investment adviser is J.P. Morgan Investment Management Inc., a subsidiary of J.P. Morgan Chase & Co.
----------------------------------------------------------------------------------------------------------------------------------
 NEUBERGER BERMAN AMT MID-CAP GROWTH           Seeks growth of capital. The investment adviser is Neuberger Berman Management
 PORTFOLIO                                     Inc. The sub-adviser is Neuberger Berman, LLC.
----------------------------------------------------------------------------------------------------------------------------------
 NEUBERGER BERMAN AMT SOCIALLY RESPONSIVE      Seeks long-term growth of capital. The investment adviser is Neuberger Berman
 PORTFOLIO                                     Management Inc. The sub-adviser is Neuberger Berman, LLC.
----------------------------------------------------------------------------------------------------------------------------------
 OCC ACCUMULATION MANAGED PORTFOLIO            Seeks growth of capital over time. The investment adviser is OpCap Advisors.
                                               The sub-adviser is Pacific Investment Management Company.
----------------------------------------------------------------------------------------------------------------------------------
 OCC ACCUMULATION SMALL CAP PORTFOLIO          Seeks capital appreciation. The investment adviser is OpCap Advisors.
----------------------------------------------------------------------------------------------------------------------------------
 OCC ACCUMULATION TARGET PORTFOLIO             Seeks capital appreciation. The investment adviser is OpCap Advisors. The sub-adviser is PIMCO Equity Advisors L.P.
----------------------------------------------------------------------------------------------------------------------------------


 ----------------------------------------------------------------------------------------------------------------------------------
 PORTFOLIO                                                       INVESTMENT OBJECTIVE AND INVESTMENT ADVISER
 ----------------------------------------------------------------------------------------------------------------------------------
 PIMCO HIGH YIELD BOND PORTFOLIO -            Seeks to maximize total return, consistent with preservation of capital and
                                              Administrative Class prudent investment management. The investment adviser is
                                              Pacific Investment Management Company LLC.
----------------------------------------------------------------------------------------------------------------------------------
 PIMCO REAL RETURN BOND PORTFOLIO -           Seeks to realize maximum real return, consistent with the preservation of real
 ADMINISTRATIVE CLASS                         capital and prudent investment management. The investment adviser is Pacific
                                              Investment Management Company LLC.
----------------------------------------------------------------------------------------------------------------------------------
 PIMCO STOCKS PLUS GROWTH AND INCOME          Seeks a total return which exceeds that of the S&P 500. The investment adviser
 PORTFOLIO - ADMINISTRATIVE CLASS             is Pacific Investment Management Company LLC.
----------------------------------------------------------------------------------------------------------------------------------
 ROYCE MICRO-CAP PORTFOLIO                    Seeks long-term growth of capital.  The investment adviser is Royce & Associates,
                                              Inc.
----------------------------------------------------------------------------------------------------------------------------------
 SAFECO EQUITY PORTFOLIO                      Seeks long-term growth of capital and reasonable current income. The investment adviser is SAFECO Asset Management Company.
----------------------------------------------------------------------------------------------------------------------------------
 SAFECO GROWTH OPPORTUNITIES PORTFOLIO        Seeks growth of capital and the increased income that ordinarily follows from such growth. The investment adviser is SAFECO Asset Management Company.
----------------------------------------------------------------------------------------------------------------------------------
 STRONG MID CAP GROWTH FUND II                Seeks capital growth.  The investment adviser is Strong Capital Management, Inc.
----------------------------------------------------------------------------------------------------------------------------------
 STRONG OPPORTUNITY FUND II                   Seeks capital growth.  The investment adviser is Strong Capital Management, Inc.
----------------------------------------------------------------------------------------------------------------------------------
 T. ROWE PRICE LIMITED-TERM BOND PORTFOLIO    Seeks a high level of income consistent with moderate fluctuations in principal value.  The investment adviser is T. Rowe Price Associates, Inc.
----------------------------------------------------------------------------------------------------------------------------------
 T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO  Seeks long-term growth of capital.  The investment adviser is T. Rowe Price
                                              International, Inc.
----------------------------------------------------------------------------------------------------------------------------------
 VAN ECK WORLDWIDE EMERGING MARKETS FUND      Seeks long-term capital appreciation.  The investment adviser is Van Eck
                                              Associates Corporation.
----------------------------------------------------------------------------------------------------------------------------------
 VAN ECK WORLDWIDE HARD ASSETS FUND           Seeks long-term capital appreciation.  The investment adviser is Van Eck
                                              Associates Corporation.
----------------------------------------------------------------------------------------------------------------------------------
 VAN ECK WORLDWIDE REAL ESTATE FUND           Seeks to maximize return.  The investment adviser is Van Eck Associates
                                              Corporation.
----------------------------------------------------------------------------------------------------------------------------------


AVAILABILITY OF THE FUNDS

We cannot guarantee that each portfolio will always be available for investment through the Contracts.


We reserve the right, subject to applicable law, to substitute, eliminate or combine shares of a portfolio that are held in the Separate Account. If the shares of a portfolio are no longer available for investment or if, in our judgment, further investment in any portfolio should become inappropriate, we may redeem the shares of that portfolio. We will not substitute any shares without notice and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law. New or substitute portfolios may have different fees and expenses and their availability may be limited to certain classes of purchasers.

We also reserve the right in our sole discretion to establish additional Subaccounts, or eliminate or combine one or more Subaccounts, if marketing needs, tax considerations, or investment conditions warrant. We will determine if new or substituted Subaccounts will be available to existing Contract owners. Subject to obtaining any approvals or consents required by law, we may transfer the assets of one or more Subaccounts to any other Subaccount if, in our sole discretion, marketing, tax, or investment conditions warrant. Additional information regarding termination of participation agreements, substitutions of investments, and resolving conflicts among funds may be found in the SAI.


--------------------------------------------------------------------------------
THE ACCUMULATION PERIOD
--------------------------------------------------------------------------------


The accumulation period begins when your first premium payment is made and continues until you begin to receive annuity payments during the payout period. The accumulation period will also end if you terminate your Contract, including if you fully withdraw all of your Contract Value before the payout period.


PURCHASE OF THE CONTRACT

You generally may purchase a Contract with a premium payment of $1,000 (less for some Qualified Contracts.) The maximum first premium payment is $500,000.


To purchase a Contract, you must make an application to us either through one of our licensed representatives who is also a registered representative of IL Securities,

Inc. or a broker-dealer having a selling agreement with IL Securities, Inc. and us. Contracts may be sold to or in connection with retirement plans that do not qualify for special tax treatment as well as retirement plans that qualify for special tax treatment under the tax code. We will not issue you a Contract if you are older than age 85 on the date of issue.


PREMIUM PAYMENTS


Premium payments generally must be at least $1,000, although we may grant exceptions. You may make premium payments at any time until the earliest of: a) the Annuity Start Date; b) the date you fully withdraw all Contract Value; or c) the date you reach age 85 (age 70 1/2 for Qualified Contracts other than Roth
IRAs).

In any one year, we will not accept premium payments that total more than 2 times your first premium payment. We will not accept total premium payments in excess of $1,000,000. However, we reserve the right to waive these limitations.

Under the Automatic Premium Payment Plan, you may select an annual, semi-annual, quarterly, or monthly payment schedule under which we will automatically deduct premium payments from a bank or credit union account or other source. The minimum amount of such payment is $100 per payment for Non-Qualified Contracts, $25 per payment for Qualified Contracts.


CANCELLATION - THE FREE-LOOK PERIOD


You have the right to cancel the Contract for any reason, usually within 10 to 20 days after you receive it. In some jurisdictions, this period may be longer. To cancel the Contract, you must send a written request for cancellation and the returned Contract to us at the Variable Administration Office before the end of the free-look period. You may fax your request and Contract to the following number: 1-800-611-3587.


Depending on your state of residence, if you cancel your Contract during the free-look period, your refund will equal one of the following amounts:


1) if your Contract Value increased or has stayed the same, your refund will equal the Contract Value on the date we received the returned Contract at the Variable Administration Office, MINUS any Bonus Credit, PLUS any Separate Account charges we deducted on or before the date we received the returned Contract;

2) if your Contract Value has decreased, your refund will equal your Contract Value, MINUS any Bonus Credits, PLUS any investment loss attributable to the Bonus Credit, and PLUS any Separate Account charges we deducted on or before the date we received the returned Contract; or

3) if greater than 1) or 2) and if required by the law of your state, your refund will equal your premium payments MINUS any withdrawals you made.


If your state requires a return of Contract Value, or has no mandate, you will receive any gains and we bear any losses attributable to the Bonus Credits during the free look period. However, you bear the investment risk for premium payments allocated to the Subaccounts during the free-look period. We do not assess a surrender charge on your free-look refund.

In those states where we must return premium payments, we will place the money you allocated to the Subaccounts into the Money Market Subaccount for a 15 day period following the date of issue. At the end of that 15 day period, we will direct the amount in the Money Market Subaccount to the Subaccounts you selected on your application based on the allocation percentages you specified.


We will pay the refund within 7 days after we receive your written request and the Contract at our Variable Administration Office.

TAX-FREE "SECTION 1035" EXCHANGES

You can generally exchange one annuity contract for another in a 'tax-free exchange' under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both contracts carefully. Remember that if you exchange another contract for the one described in this prospectus, you might have to pay a withdrawal charge. If the exchange does not qualify for Section 1035 tax treatment, you may have to pay federal income tax, including a possible penalty tax, on your old contract. There will be a new Withdrawal Charge period for this Contract and other charges may be higher (or lower) and the benefits may be different. You should not exchange another contract for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person trying to sell you this Contract (that person will generally earn a commission if you buy this contract through an exchange or otherwise).


ALLOCATION OF PREMIUM PAYMENTS


We allocate premium payments to the Subaccounts or the fixed account as instructed by the Contract owner. Shares of the underlying mutual funds allocated to the Subaccounts are purchased at net asset value, and then converted into accumulation units. Contract owners can change allocations or make transfers among the Subaccounts. However, no change may be made that would result in an amount less than 1% of the premium payments being allocated to any Subaccount. Certain transactions may be subject to conditions imposed by the underlying portfolios, as well as those set forth in the Contract.


Once we receive your premium payment and your completed application, we will issue your Contract and direct your first net premium payments within 2 business days to the Subaccounts and/or the fixed account in accordance with your instructions, subject to the limitations set forth above under "Cancellation - The Free-Look Period".

If you do not give us all the information we need, we will contact you. If we cannot complete the application within 5 business days, we will either send back your money immediately or obtain your permission to keep your money until we receive all the necessary information. Once the application is complete, we will direct your first net premium payment to the Subaccounts and/or the fixed account according to your instructions within 2 business days, subject to the free-look provisions. The same allocations will be made for each subsequent payment unless you change the allocations by written request or, at the time of a premium payment, you instruct us to allocate that payment differently.

We will credit any additional net premium payments you make to your Contract at the accumulation unit value computed at the end of the business day on which we receive them at our offices. Our business day closes when the New York Stock Exchange closes, usually at 4:00 p.m. Eastern Time. If we receive your premium payments after the close of our business day, we will calculate and credit them the next business day.


THE CONTRACT VALUE YOU DIRECT TO A SUBACCOUNT WILL VARY WITH THE INVESTMENT EXPERIENCE OF THAT SUBACCOUNT. YOU BEAR THE ENTIRE INVESTMENT RISK FOR AMOUNTS YOU ALLOCATE TO THE SUBACCOUNTS. YOU SHOULD PERIODICALLY REVIEW YOUR PREMIUM PAYMENT ALLOCATION INSTRUCTIONS IN LIGHT OF MARKET CONDITIONS AND YOUR OVERALL FINANCIAL OBJECTIVES.

BONUS CREDIT FEATURES

Subject to state availability, at the time of your application, you may choose 1 of 3 Bonus Credit features that will credit a Bonus Credit of 3%, 4% or 5% of your Initial Net Premium Payment on the date of issue for any Initial Net Premium Payment then received and on the date any additional Initial Net Premium Payment is received, if later. Your Bonus Credit is invested in the same portfolios and in the same proportion as your Initial Net Premium Payment. The Bonus Credit is funded from IL Annuity's general account.

Each of the 3 Bonus Credit features charges an additional daily Separate Account fee, and applies higher and longer Withdrawal Charge schedule on withdrawals in excess of the free withdrawal amount than the Basic Contract. The daily Separate Account charge for the Bonus Credit feature is deducted during the period when Withdrawal Charges apply. Over time, the amount of the Separate Account charge may exceed the amount of the Bonus Credit. We expect to profit from these charges.

IF YOU SELECT A BONUS CREDIT FEATURE, YOU MAY NOT SELECT AN ENHANCED DOLLAR COST AVERAGING FEATURE.

o 3.0 % BONUS CREDIT FEATURE. If you choose this feature, IL Annuity will credit an additional 3% of your Initial Net Premium Payment to your Contract in the same percentage proportion as your initial allocation schedule. In exchange, IL Annuity will assess a daily charge against Separate Account assets during the 9-year Withdrawal Charge period and apply the Withdrawal Charges as shown below.

                Additional Separate Account Charge........................0.50%
                       (as a percentage of Separate Account assets)

                --------------------------------------------------------------------------------------------------------------------
                         Withdrawal Charge Rates for 3.0% Bonus Credit by Contract Year Since Date of Issue
                ------------ ---------- --------- --------- ---------- --------- --------- ---------- --------- --------- ----------
                YEAR             1         2         3          4         5         6          7         8         9         10+
                ------------ ---------- --------- --------- ---------- --------- --------- ---------- --------- --------- ----------
                CHARGE         8.0%       8.0%      8.0%      8.0%       7.0%      6.0%      3.0%       2.0%      2.0%      0.0%
                ------------ ---------- --------- --------- ---------- --------- --------- ---------- --------- --------- ----------

o THE 4.0 % BONUS CREDIT FEATURE. If you choose this feature, IL Annuity will credit an additional 4% of your Initial Net Premium Payment to your Contract in the same percentage proportions as your initial allocation schedule. In exchange, IL Annuity will assess a daily charge against Separate Account assets during the 9-year Withdrawal Charge period and charge the Withdrawal Charges as shown below.

                Additional Separate Account Charge.........................0.60%
                       (as a percentage of Separate Account assets)

                --------------------------------------------------------------------------------------------------------------------
                         Withdrawal Charge Rates for 4.0% Bonus Credit by Contract Year Since Date of Issue
                ------------ --------- ---------- --------- --------- ---------- --------- ---------- --------- --------- ----------
                YEAR            1          2         3         4          5         6          7         8         9         10+
                ------------ --------- ---------- --------- --------- ---------- --------- ---------- --------- --------- ----------
                CHARGE         8.5%      8.5%       8.5%      8.5%      7.5%       6.5%      3.5%       2.5%      2.0%      0.0%
                ------------ --------- ---------- --------- --------- ---------- --------- ---------- --------- --------- ----------

o THE 5.0 % BONUS CREDIT FEATURE. If you choose this feature, IL Annuity will an additional 5% of your Initial Net Premium Payment to your Contract in the same percentage proportions as your initial allocation schedule. In exchange, IL Annuity will assess a daily charge against Separate Account assets during the 9-year Withdrawal Charge period and charge the Withdrawal Charges as shown below.

                Additional Separate Account Charge.........................0.70%
                             (as a percentage of Separate Account assets)

                --------------------------------------------------------------------------------------------------------------------
                         WITHDRAWAL CHARGE RATES FOR 5.0% BONUS CREDIT BY CONTRACT YEAR SINCE DATE OF ISSUE
                ------------ --------- ---------- --------- --------- ---------- --------- ---------- --------- --------- ----------
                YEAR            1          2         3         4          5         6          7         8         9         10+
                ------------ --------- ---------- --------- --------- ---------- --------- ---------- --------- --------- ----------
                CHARGE         9.0%      9.0%       9.0%      9.0%      8.0%       7.0%      4.0%       3.0%      2.0%      0.0%
                ------------ --------- ---------- --------- --------- ---------- --------- ---------- --------- --------- ----------



--------------------------------------------------------------------------------
YOUR CONTRACT VALUE
--------------------------------------------------------------------------------

GENERAL


Your Contract Value is the sum of:


   o   the value of amounts you have allocated to the Subaccounts; and
   o   the value of amounts you have allocated to the fixed account.


If part or all of the Contract Value is surrendered, or charges are assessed against the whole Contract Value, the Company will deduct a proportionate amount from each Subaccount and the fixed account, based on current cash values, unless you specify otherwise.


DETERMINING SUBACCOUNT VALUES


Each business day Subaccount values will change to reflect the investment performance of the underlying portfolios, net premium payments we received, full or partial withdrawals taken, transfers, and charges assessed in connection with the Contract. There are no guaranteed Subaccount values.


The value of each Subaccount is determined at the end of each business day. Your Contract's value in each Subaccount is determined by multiplying a Subaccount's unit value for the relevant valuation period by the number of accumulation units of that Subaccount that are allocated to your Contract.

At the end of each business day, any amounts you allocate or transfer to the Subaccounts will be converted into accumulation units. We determine the number of accumulation units to be credited to your Contract by dividing the dollar amount you allocate or transfer to a Subaccount by the accumulation unit value for that Subaccount at the end of the business day during which we receive your allocation or transfer request. The number of accumulation units in any Subaccount will be increased at the end of the business day by:

o  any net premium payments we received during the current business day; and
o any amounts you requested be transferred to the Subaccount during the current business day.

Any amounts transferred from, withdrawn, or deducted from a Subaccount will be processed by canceling or liquidating accumulation units. The number of accumulation units to be canceled is determined by dividing the dollar amount being removed from a Subaccount by the accumulation unit value for that Subaccount at the end of the business day during which we received your request to transfer or withdraw. The number of accumulation units in any Subaccount will be decreased at the end of the business day by:

o any amounts transferred (including any applicable transfer fee) from that Subaccount;
o  any amounts withdrawn on that business day;
o any Withdrawal Charge, optional feature charge, or premium tax assessed upon a partial withdrawal or surrender; and,
o  the quarterly Contract fee assessed on that business day.

ACCUMULATION UNIT VALUE

The accumulation unit value for each Subaccount's first business day was set at $10. The accumulation unit value for a Subaccount is calculated for each subsequent business day by multiplying the accumulation unit value at the end of the immediately preceding business day by the Net Investment Factor for the business day for which the value is being determined. The Net Investment Factor reflects the Separate Account charges for the Basic Contract and Separate Account charges for optional features that are assessed on a daily basis against Separate Account assets. Changes in the net investment factor may not be directly proportional to changes in the net asset value of the underlying portfolio shares because of the deduction of Separate Account charges, which depend on the optional features you select.

The formula for determining the Net Investment Factor is in the SAI.


--------------------------------------------------------------------------------
TRANSFERS BETWEEN INVESTMENT CHOICES
--------------------------------------------------------------------------------

GENERAL

Before the Annuity Start Date and subject to the restrictions described below, you may transfer all or part of the amount in a Subaccount or the fixed account to another Subaccount or the fixed account on any business day.


Transfers to the fixed account must be at least $1,000. Before the Annuity Start Date, you may transfer up to 20% of the fixed account value (as determined at the beginning of the Contract year) from the fixed account to 1 or more of the Subaccounts in any Contract year. We measure a Contract year from the anniversary of the day we issued your Contract. We do not charge a transfer fee for transfers from the fixed account to 1 or more Subaccounts and such a transfer is not considered a transfer for purposes of assessing a transfer fee.

We will make all transfers as of the business day on which we receive your written or faxed request or telephone authorization to transfer, provided we receive it at our Variable Administration Office before the close of our business day, usually 4:00 p.m. Eastern Time. The transfer will be processed based on the accumulation unit values determined at the end of the business day on which we receive your request. If we receive your request after the close of our business day, we will make the transfer as of the next business day. There is currently no limit on the number of transfers that you can make before the Annuity Start Date among or between Subaccounts or to the fixed account.


We reserve the right to discontinue transfer privileges, modify our procedures, or limit the number of transfer we permit.

TELEPHONE AND FAXED TRANSFER REQUESTS


We will accept transfer requests over the telephone in those states that allow them. To make a telephone transfer, please call 1-888-232-6486. Calls we receive at that number before 4:00 pm Eastern Time will be processed as of that business day using the accumulation value next determined. We will use reasonable procedures to confirm that telephone instructions are genuine and will not be liable for following telephone instruction that we reasonably determined to be genuine. We may withdraw the telephone exchange privilege upon 30 days written notice to Contract owners.

You may fax transfer requests to us at 1-800-611-3587. We will not be responsible for same-day processing of transfer if you fax your request to a different number. Fax requests must be received by us by 4:00 p.m. Eastern Time to assure same-day processing. We are not responsible for fax transmittal problems.

We cannot guarantee that telephone and faxed transactions will always be available. For example, our Variable Administration Office may be closed during severe weather emergencies or there may be interruptions in telephone service beyond our control. If the volume of calls is unusually high, we might not have someone immediately available to receive your order. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances.


EXCESSIVE TRADING LIMITS

Some Contract owners may use market-timing firms or other third parties to make transfers on their behalf. Generally, in order to take advantage of perceived market trends, market-timing firms will submit transfer requests on behalf of multiple Contract owners at the same time. Sometimes this can result in unusually large transfers of funds. These large transfers might interfere with the ability of IL Annuity or the underlying mutual fund to process transactions. This can potentially disadvantage Contract owners not using market-timing firms. To avoid this, the Company may modify transfer rights of Contract owners who use market-timing firms (or other third parties) to transfer funds on their behalf.

We reserve the right to limit transfers in any Contract year, or to refuse any of your transfer requests if:


o we believe, in our sole discretion, that excessive trading by you, or a specific transfer request, or a group of transfer requests, may have a detrimental effect on the accumulation unit values of any Subaccount or the share prices of any portfolio or would be detrimental to other Owners; or
o we are informed by one or more portfolios that they intend to restrict the purchase of portfolio shares because of excessive trading or because they believe that a specific transfer or group of transfers would have a detrimental effect on the price of portfolio shares.

We may apply the restrictions in any manner reasonably designed to prevent transfers that we consider disadvantageous to other Owners.

TRANSFER FEE

We will impose a transfer fee of $25 for the thirteenth and each subsequent transfer request you make per Contract year from and among the Subaccounts. We do not charge a transfer fee for transfers from the fixed account to one or more Subaccounts and such a transfer is not considered a transfer for purposes of assessing a transfer charge. See Fees and Charges.


--------------------------------------------------------------------------------
ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------


Contract owners may withdraw some or all of their Contract Value before the earlier of the Annuity Start Date or the annuitant's death. We must receive a properly completed withdrawal request that contains your original signature.

If you live in a community property state, your spouse must also sign the withdrawal request. We will accept faxed requests for withdrawals of $50,000 or less, provided the requests are received at 1-800-611-3587, and the withdrawal proceeds are being sent to the address of record.


When taking a full withdrawal, the Contract must accompany the written request. We will not accept faxed requests for full withdrawals.


For your protection, we will require a signature guarantee for all partial and full withdrawal requests over $50,000; or when the partial or full withdrawal proceeds are being sent to an address other than the address of record. All signature guarantees must be made by:

   o  a national or state bank;
   o  a member firm of a national stock exchange; or
   o  any institution that is an eligible guarantor.


Notarization is not an acceptable form of signature guarantee.


You may have to pay federal income taxes on any money you withdraw. If you take a withdrawal before age 59 1/2, a federal penalty tax may apply. Access to amount in Qualified Contracts may be restricted or prohibited.


We will pay any amounts withdrawn from the Subaccounts within 7 days. However, the Company may suspend or postpone payment under the conditions specified below. See "Payments."

PARTIAL WITHDRAWALS


We will withdraw the amount you request (minimum partial withdrawal amount that may be requested is $250) as of the business day on which we receive your written request, provided we receive it at the Variable Administration Office before the close of our business day, usually 4:00 p.m. Eastern Time. Withdrawal requests will receive the accumulation unit value next computed after receipt of the request. If we receive your request at the Variable Administration Office after the close of our business day, we will make the withdrawal as of the next business day.

We will reduce the amount remaining in the Contract by the amount of the withdrawal and any applicable Withdrawal Charge. Your Contract Value after a partial withdrawal must be at least $1,000. If your Contract Value after a partial withdrawal is less than $1,000, we reserve the right to pay you the surrender value in a lump sum.

You may specify how much you wish to withdraw from each Subaccount and/or the fixed account. If you do not specify, or if you do not have sufficient assets in the Subaccounts or fixed account you specified to comply with your request, we will make the partial withdrawal on a pro rata basis from the fixed account and those Subaccounts in which you are invested. We will base the pro rata reduction on the ratio that the value in each Subaccount and the fixed account has to the entire Contract Value before the partial withdrawal.


Withdrawals will also reduce any Enhanced Death Benefit and Death Expense Benefit on a pro rata basis.

Income taxes, tax penalties and certain restrictions may apply to any withdrawal you make.

FULL WITHDRAWALS

At any time before the Annuity Start Date, you may withdraw fully from the Contract and receive its surrender value. The surrender value is equal to:

   o  the Contract Value; MINUS
   o  any applicable Withdrawal Charges; MINUS
   o  any premium taxes not previously deducted; and MINUS
   o  the annualized Contract fee, unless waived.

For Qualified Contracts, any outstanding loan balance is also deducted.


The value you receive upon full surrender may be more or less than the total of all premium payments made to the Contract. The surrender value will be determined using the accumulation value next computed after receipt of your withdrawal request, plus your Contract, at our Variable Administration Office. Requests we received before the close of our business day, usually 4:00 p.m. Eastern Time, will be processed as of that day. If we receive them after the close of our business day, we will determine the surrender value as of the next business day. The surrender value will be paid in a lump sum unless you request payment under a payout plan. A full withdrawal may have adverse federal income tax consequences, including a penalty tax.


FULL AND PARTIAL WITHDRAWAL RESTRICTIONS

Your right to make full and partial withdrawals is subject to any restriction imposed by applicable law or employee benefit plans.


RESTRICTIONS ON DISTRIBUTIONS FROM CERTAIN TYPES OF CONTRACTS

There are certain restrictions on full and partial withdrawals from Contracts used as funding vehicles for tax code section 403(b) retirement programs.
Section 403(b)(11) of the tax code restricts the distribution under section 403(b) annuity contracts of: elective contributions made in years beginning after December 31, 1988, earnings on those contributions, and earnings in such years on amounts held as of the last year beginning before January 1, 1989.

Distributions of those amounts may only occur upon the death of the employee, attainment of age 59 1/2, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.


--------------------------------------------------------------------------------
CONTRACT OWNER SERVICES
--------------------------------------------------------------------------------

AUTOMATIC ACCOUNT BALANCING SERVICE

Once your money has been allocated among the Subaccounts, the performance of each Subaccount may cause your allocation to shift. You may instruct us to automatically rebalance your Subaccount values (on a monthly or quarterly basis) to return to the percentages specified in your allocation instructions. You may elect to participate in the Automatic Account Balancing when you complete your application or at any other time before the Annuity Start Date by sending us a written request. Your percentage allocations must be in whole percentages and be at least 1% per allocation. You may start and stop Automatic Account Balancing at any time by sending us a written request or by telephone request (if we have your telephone authorization on file). There is no additional charge for using Automatic Account Balancing, and an account balancing transfer is not considered a transfer for purposes of assessing a transfer charge. We reserve the right to discontinue offering the Automatic Account Balancing at any time and for any reason.


DOLLAR COST AVERAGING ("DCA")


The Dollar Cost Averaging program available under the Basic Contract permits you to systematically transfer on a monthly or quarterly basis a set dollar amount or a specified percentage from one or more Subaccounts or the fixed account to any other Subaccounts. The amount transferred must be at least $100. The amount transferred will purchase more accumulation units of a Subaccount when its value is lower and fewer units when its value is higher. Over time, the costs per unit averages out to be less than if all purchases had been made at the highest value and greater than if all purchases had been made at the lowest value. The dollar cost averaging method of investment reduces the risk of making purchases only when the price of accumulation units is high. It does not assure a profit or protect against a loss in declining markets.

You may elect to participate in Dollar Cost Averaging when you complete your application, or at any other time before the Annuity Start Date when you make additional premium payments. Once you elect the DCA program, it remains in effect for the life of the Contract until the value designated for DCA in the Subaccount or fixed account is expended, or until you cancel the program by written request, by faxed request sent to 1-800- 611-3587 or by telephone request if we have your telephone authorization on file. There is no additional charge for Dollar Cost Averaging under the Basic Contract. A transfer under this program is not considered a transfer for purposes of assessing a transfer charge. We reserve the right to discontinue offering the Dollar Cost Averaging program at any time and for any reason.

ENHANCED DOLLAR COST AVERAGING ("ENHANCED DCA") FEATURES

Subject to state availability, at the time of your application, you may choose 1 of 3 Enhanced DCA features. This feature allows you to have a specified percentage of your money in the Enhanced DCA account automatically transferred each month to the Subaccounts of your choice. When you elect this feature, all of your Initial Net Premium Payment must be placed in the Enhanced DCA account. While in the Enhanced DCA account, your money will earn a higher rate of interest than is currently credited to the standard fixed account. The interest rate will vary depending upon the Enhanced DCA feature you choose at the time you purchase the Contract.

We will assess a daily charge against all Separate Account assets during the 7-year Withdrawal Charge period. Over time, the amount of the Separate Account charges may exceed the excess interest we credit.

You may choose 1 of the following 3 Enhanced DCA features:

o THE 6-MONTH ENHANCED DCA FEATURE: If you choose this Enhanced DCA feature, we will assess a daily charge against all Separate Account assets during the 7-year Withdrawal Charge period at the annual rate of 0.60%. Under this feature, you allocate your entire Initial Net Premium Payment to the Enhanced DCA account and we will credit a guaranteed rate of interest on the diminishing balance of the premium payment remaining in the Enhanced DCA account for a six-month period beginning on the date of issue of the Contract. Transfers will occur each month over the six-month period with the final transfer including all amounts remaining in the fixed account.

o THE 8-MONTH ENHANCED DCA FEATURE: If you choose this Enhanced DCA feature, we will assess a daily charge against all Separate Account assets during the 7-year Withdrawal Charge period at the annual rate of 0.60%. Under this feature, you allocate your entire Initial Net Premium Payment to the Enhanced DCA account and we will credit a guaranteed rate of interest on the diminishing balance of the premium payment remaining in the Enhanced DCA account for an eight-month period beginning on the date of issue of the Contract. Transfers will occur each month over the eight-month period with the final transfer including all amounts remaining in the fixed account.

o THE 12-MONTH ENHANCED DCA FEATURE: If you choose this Enhanced DCA feature, we will assess a daily charge against all Separate Account assets during the 7-year Withdrawal Charge period at the annual rate of 0.60%. Under this feature, you allocate your entire Initial Net Premium Payment to the Enhanced DCA account and we will credit a guaranteed rate of interest on the diminishing balance of the premium payment remaining in the Enhanced DCA account for a 12-month period beginning on the date of issue of the Contract. Transfers will occur each month over the 12 -month period with the final transfer including all amounts remaining in the fixed account.

Premium payments over $250,000 will require our approval. Dollar Cost Averaging transfers under this feature may only be made into the Subaccounts you select.

We will process transfers under any of the Enhanced DCA features until either the amounts in the Enhanced DCA account are exhausted, or you instruct us to stop transfers by sending a written request to the Variable Administration Office, by faxing your request to 1-800-611-3587, or by telephone request if we have your telephone authorization on file. If you stop transfers under this feature, you will no longer receive the higher Enhanced DCA interest rate.

Unless you instruct us otherwise, when we receive your written notice to discontinue transfers under an Enhanced DCA Feature, we will automatically transfer the amount remaining under the Enhanced DCA feature to the standard fixed account. If you cancel your Contract during the free-look period, we will credit the standard fixed account rate to any amounts you allocated to an Enhanced DCA feature.

Transfers under an Enhanced DCA feature do not count towards the 12 transfers we allow each Contract year without charge.

IF YOU SELECT AN ENHANCED DCA FEATURE, YOU MAY NOT SELECT A BONUS CREDIT
FEATURE.


INTEREST SWEEP


Before the Annuity Start Date, you may elect to have any interest credited to the fixed account transferred on a quarterly basis to one or more Subaccounts. There is no charge for interest sweep transfers and an interest sweep transfer is not considered a transfer for purposes of assessing a transfer charge. Amounts transferred out of the fixed account due to an interest sweep transfer are counted toward the 20% of fixed account value that may be transferred out of the fixed account during any Contract year.


SYSTEMATIC WITHDRAWAL PROGRAM

Systematic withdrawals allow Contract owners to receive a specified amount (of at least $100) on a monthly, quarterly, semi-annual, or annual basis. Request for systematic withdrawals and requests to discontinue systematic withdrawals must be in writing. To use the program, you must maintain a $1,000 balance in your Contract.


The withdrawals will be taken from the Subaccounts and the fixed account proportionately unless we are instructed otherwise. The maximum amount that may be transferred and withdrawn out of the fixed account in any Contract year under systematic withdrawals, transfers and partial withdrawals is 20% of the fixed account value as determined at the beginning of the Contract year.


We will assess a Withdrawal Charge on these withdrawals, unless the amount you withdraw under the Systematic Withdrawal Program qualifies as a free withdrawal amount or unless Withdrawal Charges no longer apply to the amounts withdrawn. Withdrawals under the Systematic Withdrawal Program are permitted a 10% free withdrawal amount during the first Contract year. We do not deduct any other charges for this program. Systematic withdrawals may be taxable, subject to withholding and subject to a 10% penalty tax.

All systematic withdrawals will be paid to you on the same day each month, provided that day is a business day. If it is not, then payment will be made on the next business day. We reserve the right to discontinue offering the Systematic Withdrawal Program at any time and for any reason.


You may elect to participate in the Systematic Withdrawal Program at any time before the Annuity Start Date be sending a written request to our Variable Administration Office. Once you elect the program, it remains in effect unless the balance in your Contract drops below $1,000.

Qualified Contracts: Minimum Distributions. For Qualified Contracts purchased in connection with qualified plans under tax code sections 401(a), 401(k), 403(b) and 457, the tax code requires that minimum distributions in the form of partial withdrawals or annuity payments must begin no later than April 1 of the calendar year following the later of the year in which you (a) reach age 70 1/2 or (b) retire and the payment must be made in a specified form or manner. If you are a "5 percent owner" (as defined in the tax code), or in the case of an IRA that satisfies tax code section 408, minimum distributions must begin no later than the date described in (a). Roth IRAs under 408A of the tax code do not require distributions at any time prior to your death.


--------------------------------------------------------------------------------
CONTRACT LOANS
--------------------------------------------------------------------------------

If your Contract is issued to you in connection with retirement programs meeting the requirements of section 403(b) of the tax code, other than those programs subject to Title I of the Employee Retirement Income Security Act of 1974, you may borrow from us using your Contract as collateral. Loans such as these are subject to the provisions of any applicable retirement program and to the tax code. You should, therefore, consult your tax and retirement plan advisers before taking a Contract loan.

At any time prior to the year you reach age 70 1/2, you may borrow the lesser of:


   o  the maximum loan amount permitted under the tax code; or
   o 90% of the surrender value of your Contract less any existing loan amount, determined as of the date of the loan.


Loans that exceed the maximum amount permitted under the tax code will be treated as a taxable distribution rather than a loan. The minimum loan amount is $1,000. We will only make Contract loans after approving your written application. You must obtain the written consent of all assignees and irrevocable beneficiaries before we will give a loan.


When a loan is made, we will transfer an amount equal to the amount borrowed from Separate Account value or fixed account value to the loan account. The loan account is part of our general account, and Contract Value in the loan account does not participate in the investment experience of any Subaccount or fixed account. You must indicate in the loan application from which Subaccounts or fixed account, and in what amounts, Contract Value is to be transferred to the loan account. In the absence of any such instructions from you, the transfer(s) are made pro-rata on a last-in, first-out ("LIFO") basis from all Subaccounts having Separate Account value and from the fixed account. You may repay the loans at any time before the Annuity Start Date. Upon the repayment of any portion of a loan, we will transfer an amount equal to the repayment from the loan account to the Subaccount(s) or fixed account as designated by you or according to your current premium payment allocation instructions.

We charge interest on Contract loans at an effective annual rate of 6.0%. We pay interest on the Contract Value in the loan account at rates we determine from time to time but never less than an effective annual rate of 3.0%. Consequently, the net cost of a loan is the difference between 6.0% and the rate being paid from time to time on the Contract Value in the loan account. We may declare from time to time higher current interest rates. Different current interest rates may be applied to the loan account than the rest of the fixed account. If not repaid, loans will automatically reduce the amount of any death benefit, the amount payable upon a partial or full withdrawal of Contract Value and the amount applied on the Annuity Start Date to provide annuity payments.


If at any time, the loan amount of a Contract exceeds the surrender value, the Contract will be in default. In this event, we will send you a written notice of default stating the amount of loan repayment needed to reinstate the Contract, and you will have 60 days, from the day the notice is mailed, to pay the stated amount. If we do not receive the required loan repayment within 60 days, we will terminate the Contract without value. In addition, in order to comply with the requirements of the tax code, loans must be repaid in substantially equal installments, at least quarterly, over a period of no longer than 5 years (which can be longer for certain home loans). If these requirements are not satisfied, or if the Contract terminates while a loan is outstanding, the loan balance will be treated as a taxable distribution and may be subject to penalty tax. Additionally, the treatment of the Contract under section 403(b) of the tax code may be adversely affected.


Any loan amount outstanding at the time of your death or the death of the annuitant is deducted from any death benefit paid. In addition, a Contract loan, whether or not repaid, will have a permanent effect on the Contract Value because the investment experience of the Separate Account and the interest rates applicable to the fixed account do not apply to the portion of Contract Value transferred to the loan account. The longer the loan remains outstanding, the greater this effect is likely to be.

Loan Processing Fee. If you take a Contract loan, we will charge a $25 loan processing fee. See Fees and Charges for more detail.

--------------------------------------------------------------------------------
Death Benefits
--------------------------------------------------------------------------------

DEATH BENEFITS BEFORE THE ANNUITY START
DATE

Basic Death Benefit.
--------------------

If the annuitant dies before the Annuity Start Date, the beneficiary will receive a death benefit.

If you do not choose the Enhanced Death Benefit feature and the annuitant dies, the death benefit will be equal to the greater of:


   o the sum of all premium payments made under the Contract, less partial withdrawals, less any outstanding loans, and less any unpaid premium taxes, as of the date we receive due proof of the deceased's death and payments instructions; or

   o the Contract Value, less any outstanding loans, and less any unpaid premium taxes, as of the date we receive due proof of the deceased's death and payment instructions.


The beneficiary may elect to receive the death benefit:

   o  in a lump sum;
   o  as an annuity; or
   o  in any other manner required or permitted by law and approved by IL
      Annuity.


ENHANCED DEATH BENEFIT FEATURES

Subject to state availability, on your application you may elect 1 of 2 Enhanced Death Benefits at the time you purchase your Contract, provided the annuitant has not attained the maximum age shown in the table below. Once you select an Enhanced Death Benefit feature, it may not be revoked.

If you elect an Enhanced Death Benefit option at the time of application and the annuitant dies before age 75, the Enhanced Death Benefit will be the greater of:

   o the Contract Value as of the date we receive due proof of death and payment instructions; or

   o the highest Contract Value on any previous Death Benefit Anniversary, adjusted for any premium payments received, withdrawals taken and charges incurred between such Death Benefit Anniversary and the date we determine the enhanced death benefit.

In determining the enhanced and basic death benefits, we will subtract any outstanding loans and applicable premium taxes not previously deducted.


We set the value of the enhanced death benefit initially on the first Death Benefit Anniversary and reset it on each succeeding Death Benefit Anniversary if the value is greater. Once reset, this value will never decrease unless you make a partial withdrawal.


If you select an Enhanced Death Benefit feature, we will assess an additional daily Separate Account charge during the accumulation period at the annual rate shown in the table below.

---------------- ------------------- ------------- -------------
   Enhanced                            Additional   Annuitant's
     Death         Death Benefit        Separate      Maximum
    Benefit         Anniversary         Account       Age at
    Feature                             Charge       Purchase
---------------- ------------------- ------------- -------------
3 Year            Every third            0.30%          72
Step-up           Contract
                  Anniversary
                  beginning on the
                  date of issue
---------------- ------------------- ------------- -------------
1 Year            Every Contract         0.40%          74
Step-up           Anniversary
                  beginning on the
                  date of issue
---------------- ------------------- ------------- -------------

The Enhanced Death Benefit feature expires at the annuitant's age 75. After that time, the enhanced death benefit is locked in at the amount of the enhanced death benefit at the annuitant's age 75.


DEATH EXPENSE BENEFIT FEATURE


Subject to state availability, you may elect on your application the Death Expense Benefit, an additional optional death benefit distribution for non-qualified Contracts that may increase the death benefit payable under your Contract. We deduct a charge for this feature during the accumulation period on a daily basis at the annual rate of 0.40% of Separate Account assets.

If the annuitant is 75 or younger when we issue your Contract (or if the owner/annuitant's spouse is 75 or younger when he or she elects to continue the Contract), the death benefit payable will be the greater of:

   o  the Contract's basic death benefit, or
   o  any applicable enhanced death benefit you selected

increased by the Death Expense Benefit which is:

   o 35% of the DEB Earnings calculated at the time the death benefit is calculated.

DEB Earnings are equal to the Contract Value less Net Premiums. Net Premiums are the total premium paid, reduced on a pro -rata basis by partial withdrawals. In determining Net Premiums, we will not consider premium payments made during the 12-month period before death. Reduction on a pro -rata basis means that we calculate the percentage of the Contract Value that is being withdrawn and we reduce Net Premiums by that percentage.

For example, if Contract Value under the Contract is $60,000 and you withdraw $12,000, you have withdrawn 20% of your Contract Value. If you have paid $45,000 in premiums, that amount is reduced by 20% ($9,000), so that Net Premiums after withdrawal are $36,000. Now assume that death occurs more than 12 months after payment of the Net Premiums. Assume further that Contract Value at the time the death benefit is calculated equals $50,000 and Net Premiums at that time equal $36,000. Then the Death Expense Benefit is 35% of ($50,000 - $36,000) = $4,900.

No benefit is payable under the Death Expense Benefit feature if there are no DEB Earnings on the date the death benefit is calculated.

The charge for the Death Expense Benefit is deducted during periods when no Death Expense Benefit would be paid, such as when there are no DEB Earnings or during the first year after issue.

If the Annuitant's age at death is greater than age 85, then the Death Expense Benefit payable will not exceed the Death Expense Benefit available at the Annuitant's age 85.

The Death Expense Benefit may not exceed 40% of Net Premiums on the date the death benefit is calculated.

Spousal Continuation. If a spouse elects to continue the Contract instead of receiving a death benefit and Death Expense Benefit under the Contract, the Death Expense Benefit will continue under the same terms and conditions as when issued to the original owner/annuitant.

If the spouse continues the Contract, and if his or her age at death is greater than age 85, the Death Expense Benefit payable will not exceed the Death Expense Benefit available at the spouse's 85th birthday.

The Death Expense Benefit will not be paid unless: (a) death occurs at least 12 months after the date of issue; (b) a death benefit is payable under the Contract, and (c) there are DEB Earnings when the death benefit is calculated.

If you purchase your Contract as part of a 1035 exchange, the DEB Earnings do not include any gains before the date of issue of this Contract.

For purposes of computing taxable gains, both the death benefit payable under the Contract and the Death Expense Benefit will be considered.

The Death Expense Benefit feature may vary by state and may not be available in all states.

DISTRIBUTION UPON THE OWNER'S DEATH BEFORE THE ANNUITY START DATE

If you own the Contract with another person, and one of you dies before the Annuity Start Date, the surviving joint owner becomes the sole beneficiary regardless of your designation. If there is no surviving owner, your named beneficiary will become the beneficiary upon your death.

(You may name primary and contingent beneficiaries.) If you have named two or more primary beneficiaries, they will share equally in the death benefit unless you have specified otherwise. If there are no living primary beneficiaries at the time of your death, payments will be made to those contingent beneficiaries who are living when payment of the death benefit is due. If all the beneficiaries have predeceased you, we will pay the death benefit to your estate.

If an annuitant who is also an owner or joint owner dies before the Annuity Start Date, then the provisions relating to the death of an annuitant (described below) will apply.

If any owner or joint owner who is not an annuitant dies before the annuitant and before the Annuity Start Date, then the following options are available to the beneficiary:



   o If the beneficiary is the spouse of the deceased owner, the spouse may continue the Contract as the new owner;

   o If the beneficiary is not the spouse of the deceased owner; the beneficiary may elect to receive the Contract Value, LESS any outstanding loans and LESS any premium taxes not yet deducted, in a single sum within 5 years of the deceased owner's death; or
   o such beneficiary may elect to receive the Contract Value paid out under one of the approved payout plans, provided that distributions begin within one year of the deceased owner's death and the distribution period under the payout plan is for the life of, or for a period not exceeding the life expectancy of, the beneficiary.

If the beneficiary does not elect one of the above options, or select an alternative distribution plan that is subject to our approval and meets the requirements of the Tax Code, we will pay the Contract Value, less any outstanding loans, and LESS any premium taxes not yet deducted, within five years from the date of the deceased owner's death.

However, if the sole beneficiary at the time of death is the spouse of the deceased owner, the spouse may elect to continue the Contract as the new owner.

Under any of the distribution plans in this section, the beneficiary may exercise all ownership rights and privileges from the date of the deceased owner's death until the date that the Contract Value is paid. Similar rules apply to Qualified Contracts. The above distribution requirements apply upon the death of the first joint owner.


DISTRIBUTION UPON THE DEATH OF THE ANNUITANT

If the annuitant (including an owner who is the annuitant) dies before the Annuity Start Date, we will pay the death benefit, described above in "Death Benefits Before the Annuity Start Date", in a lump sum to your named beneficiaries within five years after the date of the annuitant's death. If you have named two or more primary beneficiaries, they will share equally in the death benefit unless you have specified otherwise. If there are no living primary beneficiaries at the time of the annuitant's death, payments will be made to those contingent beneficiaries who are living when payment of the death benefit is due. If all the beneficiaries have predeceased the annuitant, we will pay the death benefit to you, if living, or the annuitant's estate. In lieu of a lump sum payment, the beneficiary may elect, within 60 days of the date we receive due proof of the annuitant's death, to apply the death benefit to a payout plan.


If an owner or joint owner who is an annuitant dies before the Annuity Start Date, the provisions described immediately above apply, except that the beneficiary may only apply the death benefit payment to a payout plan if:

   o payments under the option begin within one year of the owner/annuitant's\ death; and

   o payments under the option are payable over the beneficiary's life or over a period not greater than the beneficiary's life expectancy.


DEATH OF PAYEE OR OWNER ON OR AFTER THE ANNUITY START DATE

If the payee dies on or after the Annuity Start Date, any joint payee becomes the sole payee. If there is no joint payee, the successor payee becomes the sole payee. If there is no successor payee, the remaining benefits are paid to the estate of the last surviving payee. The death of the payee on or after the Annuity Start Date will have the effect stated in the payout plan pursuant to which annuity payments are being made.


If any owner dies on or after the Annuity Start Date, any payments that remain must be made at least as rapidly as under the payout plan in effect on the date of the owner's death.

--------------------------------------------------------------------------------
FEES AND CHARGES
--------------------------------------------------------------------------------

WITHDRAWAL CHARGES

General
-------


We do not deduct a charge for sales expenses from premium payments at the time premium payments are paid to us. However, we will deduct any applicable Withdrawal Charge if you fully or partially withdraw Contract Value during the period when Withdrawal Charges apply and before the Annuity Start Date. We do not assess a Withdrawal Charge on withdrawals:


o made in the event the Contract terminates due to your death or the death of the annuitant, or

o if you decide to begin to receive annuity payments and you choose an annuity payout plan with a life contingency or an annuity payout plan with a period certain of at least 10 years.


The amount of the Withdrawal Charge you may incur depends on the Bonus Credit feature, the Enhanced Free Withdrawal feature, and the Waiver of Withdrawal Charge feature, if you selected any of these features at the time of application. ONCE YOU CHOOSE A BONUS CREDIT, ENHANCED FREE WITHDRAWAL, AND/OR WAIVER OF WITHDRAWAL CHARGE FEATURE, YOU CANNOT CHANGE IT.


Full, partial and free withdrawals may be subject to the 10% federal penalty tax if made before you reach age 59 1/2. Withdrawals also may be subject to federal income tax.


We deduct a Withdrawal Charge to help us recover sales expenses, including broker-dealer compensation, printing, sales literature, advertising costs and Bonus Credit expenses. We expect to profit from this charge.

We deduct the Withdrawal Charge pro-rata from the remaining value in the Subaccounts or fixed account from which the withdrawal is being made. If the remaining Subaccount or fixed account value is insufficient to pay the charge, the Withdrawal Charge is deducted pro-rata from all Subaccounts and the fixed account in which the Contract is invested based on the remaining Contract Value in each Subaccount and the fixed account.


Basic 7 Year Withdrawal Charge
------------------------------


When you purchase a Basic Contract, the Withdrawal Charge expires 7 complete Contract years from the date of issue.


Prior to the annuity start date, we will impose a charge on all partial or full withdrawals of premium payments that you make during the first seven Contract years if the amount of the withdrawal exceeds the free withdrawal amount you selected. The Withdrawal Charge is calculated as a percentage of the amount you withdraw based on the number of years between the date we receive your written request for withdrawal and the date of issue. The rate of the charge is listed in the table below. Under the Basic Contract, no charge is deducted from full or partial withdrawals that you make after 7 complete Contract years from the date of issue.

         BASIC 7 YEAR WITHDRAWAL CHARGE:


         Contract Years
         Since Date of Issue   1     2     3    4     5     6     7     8+
         -------------------- --------------------------------------------
         Withdrawal Charge:    7%    7%    7%   7%    6%    4%    2%    0%

The Withdrawal Charge is separately calculated for each withdrawal you make. For purposes of calculating the charge, the money that has been held the longest in the Contract will be deemed to be the first money withdrawn. This is called the "first in, first out" method of accounting or "FIFO." In addition, amounts subject to the charge will be deemed to be first from premium payments, and then from earnings. This means that we will not deduct a charge on withdrawals of that portion of your Contract Value that exceeds the sum total of your premium payments.


WITHDRAWAL CHARGE WITH BONUS CREDIT FEATURE
-------------------------------------------


At the time you apply for the Contract, you may choose a Bonus Credit feature. If you choose any of the Bonus Credit features, you will receive a longer and higher Withdrawal Charge schedule and pay an additional Separate Account charge during the applicable Withdrawal Charge period. See "Bonus Credit Features" for a more complete description of the Bonus Credit Withdrawal Charges.

CHARGES FOR THE ENHANCED FREE WITHDRAWAL FEATURES

The Basic Contract provides that in any Contract year after the first, you may withdraw up to 10% of your Contract Value, as determined at the beginning of the Contract year, without incurring a Withdrawal Charge. This amount is called the free withdrawal amount. Withdrawals under the Systematic Withdrawal Program are also permitted a 10% free withdrawal amount during the first Contract year. Under the Basic Contract, the free withdrawal amount cannot be accumulated.

You may change the Basic Contract's "free withdrawal" amount by substituting one of the following Enhanced Free Withdrawal features at the time of application for an additional charge:

THE 50% CUMULATIVE FREE WITHDRAWAL: Under this feature, in any Contract year after the first, if the full 10% of Contract Value (measured as of the beginning of the Contract year) is not withdrawn in any year, the amount not withdrawn annually may by carried forward to the next Contract year and will accumulate up to a maximum of 50% of Contract Value. Under this feature you may withdraw the accumulated free withdrawal amount up to a maximum of 50% of Contract Value as of the date we receive your written request without incurring a Withdrawal Charge. This feature requires a minimum Initial Net Premium Payment of $50,000. We will assess a daily charge against your Separate Account assets during the accumulation period at the annual rate of 0.20%.

THE EARNINGS FREE WITHDRAWAL: Under this feature, in any Contract year after the first, you may withdrawal part or all Contract earnings at any time without incurring a Withdrawal Charge. Earnings withdrawn under this feature will substitute for the 10% free annual withdrawal allowed under the Basic Contract. We will assess a daily charge against your Separate Account assets during the accumulation period at the annual rate of 0.20%.

The Enhanced Free Withdrawal features may not be available in all states and must be selected at the time of application. Over time the amount of the charge may exceed the amount of the Withdrawal Charges avoided.


CHARGES FOR WAIVER OF WITHDRAWAL CHARGE FEATURE

Full Waiver of Withdrawal Charges - Hospitalization, Long Term Care or Terminal
-------------------------------------------------------------------------------
Illness
-------


If state law permits, you may purchase at the time of application a waiver of the Withdrawal Charge that would apply if the annuitant or the annuitant's spouse is confined for a specified period to a hospital or to a long term care facility, or if the annuitant becomes terminally ill before the Annuity Start Date, provided certain conditions described in the Contract are met. We must receive your written request to waive the charge before the Annuity Start Date. If you choose this feature, we will assess a daily charge against your Separate Account assets during the accumulation period at the annual rate of 0.20%.


Additional Waiver of Withdrawal Charges - Post Secondary Education
------------------------------------------------------------------


Subject to state availability, you may purchase at the time of application a Post-Secondary Education waiver under the terms of the Post-Secondary Education feature, if you, your spouse, your child or the annuitant is enrolled in a college, university, vocational, technical, trade or business school, we will waive the Withdrawal Charge on one withdrawal per Contract year of up to 20% of Contract Value, provided the withdrawal is made before the Annuity Start Date and while the annuitant is alive, and the waiver is permitted by state law. The maximum withdrawal permitted under the Post Secondary Education Rider, when combined with the free withdrawal amount, is 20% of Contract Value per Contract year. Before the withdrawal, we must receive at our Variable Administration Office written proof of enrollment to our satisfaction within 1 year of the date of enrollment. We will assess a daily charge against your Separate Account assets during the accumulation period at the annual rate of 0.20%.


Over time, the charges for these waivers may exceed the amount of Withdrawal Charges that are waived.

Employee and Agent Purchases
----------------------------


If state law permits, we will waive the Withdrawal Charge on any full or partial withdrawals from Contracts sold to agents or to employees of Indianapolis Life Insurance Company and AMHC (or their affiliates and subsidiaries).


CONTRACT FEE


At the end of each Contract quarter (and on the date of full withdrawal of Contract Value) before the Annuity Start Date, we will deduct from the Contract Value a quarterly Contract fee of $7.50 as reimbursement for our Administration expenses relating to the Contract. The fee will be deducted from each Subaccount and the fixed account based on the proportion that the value in each such Subaccount and the fixed account bears to the total Contract Value.


We will not charge the Contract fee after an annuity payout plan has begun. Deduction of the Contract fee is currently waived for all Qualified Contracts. We also currently waive deduction of the Contract fee for Non-Qualified Contracts whose cumulative premium payments on the date the Contract fee is assessed are equal to or greater than $100,000. We reserve the right to modify this waiver upon 30 days written notice to you.


ASSET-BASED ADMINISTRATION CHARGE

We deduct a daily Administration charge from your assets of the Separate Account at an annual rate of 0.20% as compensation for certain expenses we incur in the administration of the Contract. We will continue to assess this charge after the Annuity Start Date if annuity payments are made on a variable basis. There is no necessary relationship between the amount of this Administration charge and the amount of expenses that may be attributable to a particular Contract.

MORTALITY AND EXPENSE RISK CHARGE


As compensation for assuming mortality and expense risks, we deduct a daily mortality and expense risk charge from your assets of the Separate Account. The charge is currently assessed at an annual rate of 0.80% during the accumulation period. We may increase this charge in the future to 1.00% on new Contracts. After the Annuity Start Date, if you select a variable payout, we will assess this charge at a maximum annual rate of 1.50% during the payout period.

The mortality risk we assume is that annuitants may live for a longer period of time than estimated when the guarantees in the Contract were established. Because of these guarantees, each annuitant is assured that longevity will not have an adverse effect on the annuity payments received. The mortality risk that we assume also includes a guarantee to pay a death benefit if the annuitant dies before the Annuity Start Date. The expense risk that we assume is the risk that the Administration fees and transfer fees (if imposed) may be insufficient to cover actual future expenses. We may use any profits from this charge to pay the costs of distributing the Contracts.


TRANSFER FEE

You may make 12 free transfers each Contract year. We impose a $25 charge per transfer on each transfer from and among the Subaccounts after the 12th transfer during a Contract year before the Annuity Start Date. Transfers from the fixed account are always free of charge.

Each written request is considered one transfer, regardless of the number of Subaccounts affected by the transfer. We deduct the transfer fee from the Subaccount from which the transfer is made. If a transfer is made from more than one Subaccount at the same time, the transfer fee is deducted pro-rata from the remaining value in each Subaccount. We may waive the transfer fee. We do not charge a transfer fee for transfers from the fixed account to one or more Subaccounts and such a transfer is not considered a transfer for purposes of assessing a transfer charge. Dollar cost averaging and automatic account balancing are not considered transfers for purposes of assessing a transfer fee.

LOAN PROCESSING FEE


If you take a Contract loan, we will charge a $25 loan processing fee. You have the option to either send us a $25 check for the fee or to have us deduct the $25 from the loan amount. This fee may not apply in all states. The fee covers loan processing and other expenses associated with establishing and administering a loan reserve. Only Qualified Contracts may take a Contract loan.


PORTFOLIO FEES AND CHARGES


Each portfolio deducts portfolio management fees and charges from the amounts you have invested in the portfolios. For 2000, these charges ranged from 0.28% to 1.54% annually. In addition, several portfolios deduct 12b-1 fees and service fees. See the Underlying Portfolio Annual Expenses in this Prospectus and the prospectuses for the portfolios.

We (and our affiliates) may receive compensation from certain investment advisers, administrators, and/or distributors (and/or an affiliate thereof) of the portfolios in connection with administrative or other services and cost savings experienced by the investment advisers, administrators or distributors. Such compensation is based on the value of portfolio shares held for the Contracts and may be significant. We may also receive a portion of the 12b-1 fees and service fees deducted from portfolio assets as reimbursement for Administration or other services we render to the portfolios. Some advisers, administrators, distributors, or portfolios may pay us more than others.


PREMIUM TAXES


We will deduct state premium taxes, which currently range from 0% up to 3.5%, if your state requires us to pay the tax. If necessary, we will make the deduction either: (a) from premium payments as we receive them, (b) from your Contract Value upon partial or full withdrawal, (c) when annuity payments begin, or (d) upon payment of a death benefit.


OTHER TAXES

Currently, no charge is made against the Separate Account for any federal, state or local taxes (other than premium taxes) that we incur or that may be attributable to the Separate Account or the Contracts. We may, however, deduct such a charge in the future, if necessary.


--------------------------------------------------------------------------------
THE PAYOUT PERIOD
--------------------------------------------------------------------------------

When the payout period begins you will receive a steady stream of annuity payments from the money you have accumulated under your Contract. The payout period begins on the Annuity Start Date. You may choose to receive your annuity payments on a fixed basis or on a variable basis. If you choose to have your payout plan on a variable basis, you may keep the same Subaccounts to which your premium payments were allocated during the accumulation period, or transfer to different Subaccounts.


This Contract may not be annuitized during the first Contract Year.


THE ANNUITY START DATE


If you own a Non-Qualified Contract, you may select the Annuity Start Date on which you will begin to receive annuity payments. If you do not specify a date, the Annuity Start Date is the annuitant's age 99.

We will start annuity payments to the annuitant on the Annuity Start Date shown in your Contract, unless you change the date. You may change your Annuity Start Date if: (1) we receive your written request at the Variable Administration Office at least 31 days before the current Annuity Start Date, and (2) the Annuity Start Date you request is a Contract anniversary.

Qualified Contracts: Minimum Distributions. For Qualified Contracts purchased in connection with qualified plans under tax code sections 401(a), 401(k), 403(b) and 457, the tax code requires that minimum distributions in the form of partial withdrawals or annuity payments must begin no later than April 1 of the calendar year following the later of the year in which you (a) reach age 70 1/2 or (b) retire and the payment must be made in a specified form or manner. If you are a "5 percent owner" (as defined in the tax code), or in the case of an IRA that satisfies tax code section 408, minimum distributions must begin no later than the date described in (a). Roth IRAs under 408A of the tax code do not require distributions at any time prior to your death.


ANNUITY PAYOUT PLANS


The payout plan you select will affect the dollar amount of each annuity payment you receive. You may elect, revoke, or change our annuity payout plan at any time before the Annuity Start Date while the annuitant is living by sending a written request to the Variable Administration Office signed by you and/or your beneficiary, as appropriate. You may choose one of the payout plans described below or any other plan being offered by us as of the Annuity Start Date. The payout plans we currently offer provide either variable annuity payments or fixed annuity payments


You may elect to receive annuity payments on a monthly, quarterly, semi-annual or annual basis. The first payment under any payout plan will be made on the fifteenth day of the month immediately following the Annuity Start Date. Subsequent payments shall be made on the fifteenth of the month.


If you do not select an annuity payout plan by the Annuity Start Date, we will apply the adjusted Contract Value under Plan 3, One Life Income with payments guaranteed for 10 years, as described below. The adjusted Contract Value will be allocated to a fixed and variable payout in the same proportion that your interest in the fixed and Subaccounts bears to the total Contract Value on the Annuity Start Date.


Anytime before the Annuity Start Date, you may have the entire surrender value paid to you as an annuity under one of the payout plans. A beneficiary may have the death benefit paid as an annuity under one of the payout plans.


We reserve the right to pay you the adjusted Contract Value in a lump sum and not as an annuity if your adjusted Contract Value after the Annuity Start Date would be less than $2,500, or the amount of annuity payments would be less than $25.


DETERMINING THE AMOUNT OF YOUR ANNUITY PAYMENT


On the Annuity Start Date, we will use the adjusted Contract Value to calculate your annuity payments under the payout plan you select, unless you choose to receive the surrender value in a lump sum. In certain states, we must use the surrender value of your Contract to calculate your annuity payments under the payout plan you choose, rather than the adjusted Contract Value.

The adjusted Contract Value is:

   o  the Contract Value on the Annuity Start Date; MINUS
   o  the quarterly Contract fee; MINUS
   o  any applicable premium taxes not yet deducted; and
   o for an installment income annuity payout plan with a payout period of less than 10 years, minus any applicable Withdrawal Charge.


For Qualified Contracts, the amount of any outstanding loan is also deducted; distributions must satisfy certain requirements specified in the tax code.

We do not assess a Withdrawal Charge if you choose an annuity payout plan with a life contingency or an installment payout plan with a period certain of at least 10 years.

FIXED ANNUITY PAYMENTS

Fixed annuity payments are periodic payments that we make to the annuitant. The amount of the fixed annuity payment is fixed and guaranteed by us.

The amount of each payment depends on:

   o  the form and duration of the payout plan you choose;
   o  the age of the annuitant;
   o  the sex of the annuitant (if applicable);

   o  the amount of your adjusted Contract Value; and

   o  the applicable annuity purchase rates in the Contract.

The annuity purchase rates in the Contract are based on a minimum guaranteed interest rate of 3.0%. We may, in our sole discretion, make annuity payments in an amount based on a higher interest rate.


DESCRIPTION OF FIXED ANNUITY PAYOUT PLANS

PLAN 1 -- INSTALLMENT INCOME FOR A FIXED PERIOD. Under this plan, we will make equal monthly annuity payments for a fixed number of years between 1 and 30 years. The amount of the payment is not guaranteed if a variable payout plan is selected. If a fixed payout plan is selected, the payments for each $1,000 of Contract Value will not be less than those shown in the Fixed Period Table in the Contract. In the event of the payee's death, a successor payee may receive the remaining payments or may elect to receive the present value of the remaining payments in a lump sum. If there is no successor payee, the present value of the remaining payments will be paid to the estate of the last surviving payee.

PLAN 2 -- INSTALLMENT INCOME IN A FIXED AMOUNT. Under this plan, we will make equal monthly payments until the full amount is paid out. In the event of the payee's death, a successor payee may receive the payments or may elect to receive the present value of the remaining payments in a lump sum. If there is no successor payee, the present value of the remaining payments will be paid to the estate of the last surviving payee.

PLAN 3 -- ONE LIFE INCOME. Under this plan, we will make an annuity payment each month so long as the payee is alive*, or for a guaranteed 10 or 20 year period. If when the payee dies, we have made annuity payments for less than the selected guaranteed period, we will continue to make annuity payments to the successor payee for the rest of the guaranteed period. The amount of each payment is not guaranteed if a variable payout plan is selected. If a fixed payout plan is selected, the payment for each $1,000 of Contract Value used to purchase the option will not be less than that shown in the One Life Table in section 12 of the Contract. Payments guaranteed for 10 or 20 years certain may be commuted. Payments guaranteed only for the life of the payee may not be commuted.


PLAN 4 -- JOINT AND SURVIVOR LIFE INCOME. Under this plan, we will make annuity payments each month so long as 2 payees are alive, or if 1 payee dies to the surviving payee.* If 1 payee dies before the due date of the first payment, the surviving payee will receive payments under Plan 3 -- One Life Income with payments guaranteed for 10 years. The payments may not be commuted.


*UNDER THIS PLAN YOU MAY RECEIVE ONLY ONE ANNUITY PAYMENT IF THE PAYEE DIES (OR PAYEES DIE) BEFORE THE DUE DATE OF THE SECOND PAYMENT OR TO RECEIVE ONLY TWO ANNUITY PAYMENTS IF THE PAYEE DIES (OR PAYEES DIE) BEFORE THE DUE DATE OF THE THIRD PAYMENT, AND SO ON.

The amount of each payment under a fixed payout plan will be determined from the tables in the Contract that apply to the particular option using the annuitant's age (and if applicable, sex). Age will be determined from the last birthday at the due date of the first payment.

VARIABLE ANNUITY PAYMENTS

Variable annuity payout plans provide the annuitant with periodic payments that increase or decrease with the annuity unit values of the Subaccounts in which you are invested. Your Contract contains variable annuity tables that demonstrate how the initial variable annuity payment rate is derived. This rate is different for each payout plan, and varies by age and sex of the annuitant.

The dollar amount of each additional variable payment will vary based on the investment performance of the Subaccount(s) you invested in and the Contract's assumed interest rate. The Contract permits you to choose an assumed interest rate of 3.0%, 4.0% or 5.0% annually. If, after all charges are deducted, the actual investment performance of the Subaccounts you invest in is greater than this assumed interest rate, your payments will increase. If the performance falls below this assumed interest rate, your payments will decline. Therefore, if you choose a 5.0% assumed interest rate, you assume more risk that your annuity payment may decline than if you choose a 3.0% assumed interest rate. The selected portfolio's performance must grow at a rate at least equal to the assumed interest rate (plus the mortality and expense risk charge and the Administration expense charge) in order to avoid a decrease in variable annuity payments. This means that, assuming Separate Account charges of 1.00% annually, each month a portfolio's annualized investment return must be at least 4.0%, 5.0% or 6.0% in order for payments with a 3.0%, 4.0% or 5.0% assumed interest rate to remain level. For further details on variable annuity payments, see the SAI.

ANNUITY UNIT VALUE AND VARIABLE ANNUITY PAYMENTS

If you select a variable payout plan, we will use your adjusted Contract Value on the Annuity Start Date to purchase annuity units at that day's annuity unit value for each Subaccount in which you have value. The number of annuity units we credit will remain fixed unless you transfer units among Subaccounts. The value of each annuity unit will vary each business day to reflect the investment experience of the underlying portfolio, reduced by the mortality and expense risk charge and the Administration expense charge, and adjusted by an interest factor to neutralize the assumed interest rate.

TRANSFERS AND VARIABLE ANNUITY PAYMENTS

If you select a variable payout plan and after the Annuity Start Date, an annuitant may change the Subaccount(s) in which the variable annuity payout plan is invested once per Contract year on the Contract anniversary by sending us a written request. No charge is assessed for this transfer. We will make the transfer by exchanging annuity units of one Subaccount for another Subaccount on an equivalent dollar value basis. See the SAI for examples of annuity unit value calculations and variable annuity payment calculations.


--------------------------------------------------------------------------------
THE FIXED ACCOUNT
--------------------------------------------------------------------------------


You may allocate some or all of your net premium payments and transfer some or all of your Contract Value to the fixed account. The fixed account offers a guarantee of principal, after deductions for fees and expenses. We also guarantee that you will earn interest at a rate of at least 3% per year on amounts in the fixed account. The fixed account is part of our general account. Our general account supports our insurance and annuity obligations. Because the fixed account is part of the general account, we assume the risk of investment gain or loss on this amount. All assets in the general account are subject to our general liabilities from business operations. The fixed account may not be available in all states.


The fixed account is not registered with the SEC under the Securities Act of 1933. Neither the fixed account nor our general account has been registered as an investment company under the 1940 Act. Therefore, neither our general account, the fixed account, nor any interests therein are generally subject to regulation under the 1933 Act of the 1940 Act. The disclosures relating to the fixed account that are included in this prospectus are for your information and have not been reviewed by the SEC. However, such disclosures may be subject to certain generally applicable provisions of federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

FIXED ACCOUNT VALUE

The fixed account value is equal to:

   o  net premium payments allocated to the fixed account; PLUS
   o  amounts transferred to the fixed account; PLUS
   o  interest credited to the fixed account; MINUS
   o  any partial withdrawals or transfers from the fixed account; and MINUS
   o any Withdrawal Charges, Contract fees, or premium taxes deducted from the fixed account.

We intend to credit the fixed account with interest at current rates in excess of the minimum guaranteed rate of 3%, but we are not obligated to do so. We have no specific formula for determining current interest rates.

The fixed account value will not share in the investment performance of the company's general account. Because we, in our sole discretion, anticipate changing the current interest rate from time to time, different allocations you make to the fixed account will be credited with different current interest rates.


Currently, the interest rate we credit to the money you place in the fixed account will apply to the end of the calendar year in which we receive such amount. At the end of the calendar year, we will determine a new current interest rate on such amount and accrued interest thereon (which may be a different current interest rate from the current interest rate on new allocations to the fixed account on that date.) We will guarantee the rate of interest we declare on such amount and accrued interest for the following calendar year. In the future, we may credit interest to the money you place in the fixed account at an annual rate that is guaranteed for an entire Contract Year, and we will determine a new annual interest rate as of the beginning of each new Contract Year.


We will determine, in our sole discretion, any interest to be credited on amounts in the fixed account in excess of the minimum guaranteed effective rate of 3% per year. You therefore assume the risk that interest credited to amounts in the fixed account may not exceed the minimum 3% guaranteed rate.

For the purposes of making withdrawals, transfers or deductions of fees and charges from the fixed account, we will consider such withdrawals to have come from the last money into the Contract, that it, on a last-in, first-out ("LIFO") basis.

We reserve the right to change the method of crediting interest from time to time, provided that such changes do not reduce the guaranteed rate of interest below 3% per year or shorten the period for which the interest rate applies to less than 1 calendar year (except for the year in which such amount is received or transferred).

FIXED ACCOUNT TRANSFERS

General
-------

Transfers to the fixed account must be at least $1,000. A transfer charge of $25 may be imposed on transfers to the fixed account. We never impose transfer fees on transfers from the fixed account. See "Fees and Charges."


Before the Annuity Start Date, you may transfer up to 20% of the fixed account value, including systematic withdrawals, interest sweeps and partial withdrawals, as determined at the beginning of the Contract year from the fixed account to one or more of the Subaccounts in any Contract year. Transfers pursuant to dollar cost averaging or an Enhanced Dollar Cost Averaging feature are not included in the calculation of the 20%. No fee is charged for transfers from the fixed account to one or more Subaccounts and such a transfer is not considered a transfer for purpose of assessing a transfer charge.

ENHANCED DOLLAR COST AVERAGING Features

When you purchase your Contract you may choose 1 of 3 Enhanced Monthly DCA features, each of which allows you to place all your Initial Net Premium Payment in the Enhanced DCA account for a specified period of time and earn a higher rate of interest on the diminishing balance of assets remaining in the Enhanced DCA account than is currently credited to the standard fixed account. The interest rate will vary depending upon the feature you choose at the time you purchase the Contract. In exchange for the higher interest rate, we will assess a charge against all Separate Account assets during the 7-year Withdrawal Charge period. Over time, the amount of the Separate Account charges may exceed the excess interest we credit.


For more information on Enhanced Dollar Cost Averaging, see "Contract Owner
Services:  Enhanced Dollar Cost Averaging."

PAYMENT DEFERRAL


We have the right to defer payment of any full or partial withdrawal or transfer from the fixed account for up to six months from the date we receive your written request for such a withdrawal or transfer at our Variable Administration Office. If we do not give you a payment within 30 days after we receive all necessary documentation, or such shorter period required by a particular state, we will credit interest at 3% annually, or such higher rate as is required for a particular state, to the amount to be paid from the date we received the documentation.


--------------------------------------------------------------------------------
INVESTMENT PERFORMANCE
--------------------------------------------------------------------------------

From time to time, we may advertise or include in sales literature yields, effective yields and total returns for the Subaccounts, calculated in a manner prescribed by the SEC. INVESTMENT PERFORMANCE IS BASED ON HISTORICAL EARNINGS AND DOES NOT INDICATE OR PROJECT FUTURE RESULTS. We also may, from time to time, advertise or include in sales literature Subaccount performance relative to certain performance rankings and indices compiled by independent organizations. More detailed information as to the calculation of performance, as well as comparisons with unmanaged market indices, appears in the SAI.


Performance data for the Subaccounts is based on the investment performance of the underlying portfolio and reflects the deduction of some or all fees and charges currently assessed under the Basic Contract and under the Contract assuming a 5% Bonus Credit feature and maximum fees were selected.


The "yield" of the Money Market Subaccount refers to the annualized income generated by an investment in the Subaccount over a specified 7-day period. The yield is calculated by assuming that the income generated for that 7-day period is generated each 7-day period over a 52-week period and is shown as a percentage of the investment. The "effective yield" is calculated similarly but, when annualized, the income earned by an investment in the Subaccount is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

The yield of a Subaccount (other than the Money Market Subaccount) refers to the annualized income generated by an investment in the Subaccount over a specified 30-day or 1-month period. The yield is calculated by assuming that the income generated by the investment during that 30-day or 1-month period is generated each period over a 12-month period and is shown as a percentage of the investment. Yield quotations do not reflect the Withdrawal Charge.

Standardized return shows the percentage rate of return of a hypothetical initial investment of $1,000 for the most recent one, five and ten year period (or for a period covering the time any class of share of the underlying portfolio has been available in the Separate Account).


Standardized returns will be calculated in two ways: one will reflect the Contract with the 5 % Bonus Credit, that feature's 9 year Withdrawal Charge schedule and maximum charges; the second calculation will reflect the Basic Contract's 7 Year Withdrawal Charge schedule and the charges that would be assessed under the Basic Contract. Standardized returns do not reflect the deduction of state premium taxes.

Non-standardized return is calculated similarly to standardized return except non-standardized returns do not reflect a deduction for any Withdrawal Charge schedule or the crediting of any Bonus Credit. If any class of share of the portfolio has been available in the Separate Account for less than one year, standardized and nonstandardized performance is not annualized. From time to time we may disclose average annual total return in non-standard formats and disclose cumulative total return.

We may also disclose yield and total returns for the portfolios, including returns for periods before the date the portfolio became available in the Separate Account. Sales literature or advertisements may quote adjusted yields and total returns for the portfolios since their inception reduced by some or all of the fees and charges as in the standard return calculations discussed above. Such adjusted historic portfolio performance may include data that precedes the inception dates of the Subaccounts. This data is designed to show the performance that could have resulted if the Contract had been in existence during that time.


Non-standard performance data will only be disclosed if the standard performance data for the required periods is also disclosed. For additional information regarding the calculation of other performance data, please refer to the SAI.

Advertising and sales literature (including illustrations) may compare the performance of each Subaccount with the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds, or investment portfolios of mutual funds with investment objectives similar to the Subaccount.

Lipper Analytical Services, Inc. ("Lipper"), CDA Investment Technologies ("CDA"), Variable Annuity Research Data Service ("VARDS") and Morningstar, Inc. ("Morningstar") are independent services which monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis. The performance analyses prepared by Lipper, CDA, VARDS and Morningstar rank or illustrate such issuers on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees, or certain expense deductions at the Separate Account level into consideration. In addition, VARDS prepares risk rankings, which consider the effects of market risk on total return performance. This type of ranking provides data as to which funds provide the highest total return within various categories of funds defined by the degree of risk inherent in their investment objectives.

Advertising and sales literature may also compare the performance of each Subaccount to the S&P 500 Index. Other independent ranking services and indices may also be used as a source of performance comparison.

We may also report other information including the effect of systematic withdrawals, systematic investments and tax-deferred compounding on a Subaccount's investment returns, or returns in general, and illustrate this information by using tables, graphs, or charts.

--------------------------------------------------------------------------------
IMSA
--------------------------------------------------------------------------------

We are a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is an independent, voluntary organization of life insurance companies. It promotes high ethical standards in the sales, advertising and servicing of individual life insurance and annuity products. Companies must undergo a rigorous self and independent assessment of their practices to become a member of IMSA. The IMSA logo in our sales literature shows our ongoing commitment to these standards.

--------------------------------------------------------------------------------
FEDERAL TAX MATTERS
--------------------------------------------------------------------------------

The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax advisor. No attempt is made to consider any applicable state tax or other tax laws.

We believe that our Contracts will qualify as annuity Contracts for federal income tax purposes and the following discussion assumes that they will so qualify. Further information on the tax status of the Contract can be found in the SAI under the heading "Tax Status of the Contracts."

When you invest in an annuity Contract, you usually do not pay taxes on your investment gains until you withdraw the money - generally for retirement purposes. In this way, annuity Contracts have been recognized by the tax authorities as a legitimate means of deferring tax on investment income.


We believe that if you are a natural person you will not be taxed on increases in the Contract Value of your Contract until a distribution occurs or until annuity payments begin. (The agreement to assign or pledge any portion of a Contract's accumulation value and, in the case of a Qualified Contract described below, any portion of an interest in the qualified plan, generally will be treated as a distribution.) When annuity payments begin, you will be taxed only on the investment gains you have earned and not on the after-tax payments you made to purchase the Contract. Generally, withdrawals from your annuity should only be made once the annuitant reaches age 59-1/2, dies or is disabled, otherwise a tax penalty of 10 percent of the amount treated as income could be applied against any amounts included in income, in addition to the tax otherwise imposed on such amount.


If you invest in a variable annuity as part of a pension plan or employer-sponsored tax-qualified retirement program, your Contract is called a Qualified Contract. If your annuity is independent of any formal retirement or pension plan, it is called a Non-Qualified Contract.

TAXATION OF NON-QUALIFIED CONTRACTS

Non-Natural Person. If a non-natural person (such as a corporation or trust) owns a non-qualified annuity Contract, the owner generally must include in income any increase in the excess of the accumulation value over the investment in the Contract (generally, the premiums or other consideration paid for the Contract) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

The following discussion generally applies to Contracts owned by natural persons.


Withdrawals. When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the accumulation value immediately before the distribution over the Owner's investment in the Contract (generally, the premiums or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable as ordinary income only to the extent it exceeds the Owner's investment in the Contract.

Separate Account Charges. It is possible that the Internal Revenue Service may take a position that charges and fees for certain additional features are deemed to be taxable distributions to you. In particular, the Internal Revenue Service may treat the charges deducted for the Death Expense Benefit Feature as taxable withdrawals, which might also be subject to a tax penalty if the withdrawal occurs before you reach age 59 1/2. Although we do not believe that the charges we deduct for the Death Expense Benefit Feature or any other additional feature provided under the Contract should be treated as taxable withdrawals, you should consult your tax advisor prior to selecting any additional feature under the Contract.

Penalty Tax on Certain Withdrawals. In the case of a distribution from a Non-Qualified Contract, there may be imposed a federal tax penalty equal to 10 percent of the amount treated as income. In general, however, there is no penalty on distributions:

   o  made on or after the taxpayer reaches age 59 1/2;
   o  made on or after the death of an Owner;
   o  attributable to the taxpayer's becoming disabled; or
   o made as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer.


Other exceptions may apply under certain circumstances and special rules may apply in connection with the exceptions enumerated above. You should consult a tax adviser with regard to exceptions from the penalty tax. A similar penalty tax applies to Qualified Contracts.

Annuity Payments. Although tax consequences may vary depending on the payout option elected under an annuity Contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

Taxation of Death Benefit Proceeds. Amounts may be distributed from a Contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or
(ii) if distributed under a payout plan, they are taxed in the same way as annuity payments.

Transfers, Assignments or Exchanges of a Contract. A transfer or assignment of ownership of a Contract, the designation of an annuitant or payee who is not an owner, the selection of certain Annuity Start Dates, or the exchange of a Contract may result in certain tax consequences to you that are not discussed herein. An Owner contemplating any such transfer, assignment, designation, or exchange, should consult a tax advisor as to the tax consequences.


Withholding. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

Multiple Contracts. All Non-Qualified deferred annuity Contracts that are issued by us (or our affiliates) to the same Owner during any calendar year are treated as 1 annuity Contract for purposes of determining the amount includible in such Owner's income when a taxable distribution occurs.

TAXATION OF QUALIFIED CONTRACTS

The tax rules that apply to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified Contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the Contract comply with the law.


Individual Retirement Accounts (IRAs), as defined in Sections 219 and 408 of the tax code, permit individuals to make annual contributions of up to the lesser of $2,000 or 100% of the amount of compensation includible in the individual's gross income. The contributions may be deductible in whole or in part, depending on the individual's income. Distributions from certain pension plans may be rolled over into an IRA on a tax-deferred basis without regard to these limits. So-called SIMPLE IRAs under section 408(p) of the tax code, and Roth IRAs under section 408A, may also be used in connection with variable annuity Contracts. SIMPLE IRAs allow employees to defer a percentage of annual compensation up to $6,000 (as adjusted for cost-of-living increases) to a retirement plan, provided the sponsoring employer makes matching or non-elective contributions. The penalty for a premature distribution from a SIMPLE IRA that occurs within the first 2 years after the employee begins to participate in the plan is 25%, rather than the usual 10%. Contributions to Roth IRAs are not tax-deductible, and contributions must be made in cash, or as a rollover or transfer from another Roth IRA or IRA. A rollover or conversion of an IRA to a Roth IRA may be subject to tax. Distributions from Roth IRAs are generally not taxed. In addition to the 10% penalty which generally applies to distributions made before age 59 1/2, a 10% penalty will be imposed for any distribution made from a Roth IRA during the 5 taxable years starting after you first contribute to any Roth IRA. A 10% penalty may apply to amounts attributable to a conversion from an IRA to a Roth IRA if they are distributed during the 5 taxable years beginning with the year in which the conversion was made. Employers can also establish Simplified Employee Pension ("SEP") plans to make contributions to IRAs on behalf of their eligible employees. Special contribution, participation, and other requirements apply to SEPs.


The Internal Revenue Service has not reviewed the Contract for qualification as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the enhanced death benefit option in the Contract comports with IRA qualification requirements.

Corporate pension and profit-sharing plans under section 401(a) of the tax code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees.

Adverse tax consequences to the retirement plan, the participant or both may result if the Contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the Contract.


Tax-sheltered annuities under section 403(b) of the tax code permit public schools and other eligible employers to purchase annuity Contracts and mutual fund shares through custodial accounts on behalf of employees. These premium payments, within certain limits, are excluded for tax purposes from employee gross incomes. However, these payments may be subject to Social Security taxes.


Distributions of salary reduction contributions and earnings (other than your salary reduction accumulation as of December 31, 1988) are not allowed prior to age 59 1/2, separation from service, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.

Section 457 Deferred Compensation Plans. Tax code section 457 provides that
----------------------------------------
state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations may establish deferred compensation plans. These plans are subject to various restrictions on contributions and distributions. In general, under non-governmental plans all investments are owned by the sponsoring employer, are subject to the claims of the general creditors of the employer, and depending on the terms of the particular plan, the employer may be entitled to draw on deferred amounts for purposes unrelated to its section 457 plan obligations. In general, all amounts received under a section 457 plan are taxable and are subject to federal income tax withholding as wages.

CONTRACTS PURCHASED THROUGH 1035 EXCHANGES

You may purchase a Non-Qualified Contract through an exchange of another Contract. Normally, exchanges of Contracts are taxable events. The exchange will not be taxable under Section 1035 of the Code if:

   o The Contract that is the source of the funds you are using to purchase the Contract is another nonqualified deferred annuity Contract or life insurance or endowment Contract;

   o The owner and the annuitant are the same under the source Contract and the Contract. If you are using a life insurance or endowment Contract the owner and the insured must be the same on both sides of the exchange transaction.

The tax basis of the source Contract carries over to the Visionary STAR(TM) Contract.


OTHER TAX ISSUES


You should note that the Contract includes a death benefit that in some cases may exceed the greater of the Premium Payments or the Contract Value. The death benefit could be viewed as an incidental benefit, the amount of which is limited in any 401(a) or 403(b) plan. Because the death benefit may exceed this limitation, employers using the Contract in connection with corporate pension and profit-sharing plans, or tax-sheltered annuities, should consult their tax adviser.


Qualified Contracts (other than Roth IRAs) have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax advisor for more information about these distribution rules.

"Eligible rollover distributions" from section 401(a) and section 403(b) plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is the taxable portion of any distribution to an employee from such a plan, except certain distributions such as distributions required by the tax code or distributions in a specified annuity form. The 20% withholding does not apply, however, if the employee chooses a "direct rollover" from the plan to another tax-qualified plan or IRA.

OUR INCOME TAXES

At the present time, we assess no charge for any federal, state or local taxes (other than the charge for state and local premium taxes) that we incur that may be attributable to the investment divisions (that is, the Subaccounts) of the Separate Account or to the Contracts. We do have the right in the future to make additional charges for any such tax or other economic burden resulting from the application of the tax laws that we determine is attributable to the investment divisions of the Separate Account or the Contracts.


Under current laws in several states, we may incur state and local taxes (in addition to premium taxes). These taxes are not currently significant. We are not currently charging for them. If they increase, we may deduct charges for such taxes.


POSSIBLE TAX LAW CHANGES

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity Contract owners currently receive. We make no guarantee regarding the tax status of any Contract and do not intend the above discussion as tax advice.


--------------------------------------------------------------------------------
OTHER INFORMATION
--------------------------------------------------------------------------------

VOTING RIGHTS

We are the legal owner of the portfolio shares held in the Subaccounts. However, when a portfolio is required to solicit the votes of its shareholders through the use of proxies, we believe that current law requires us to solicit you and other Contract owners as to how we should vote the portfolio shares held in the Subaccounts. If we determine that we no longer are required to solicit your votes, we may vote the shares in our own right.


When we solicit your vote, the number of votes you have will be calculated separately for each Subaccount in which you have an investment. The number of your votes is based on the net asset value per share of the portfolio in which the Subaccount invests. It may include fractional shares. Before the Annuity Start Date, you hold a voting interest in each Subaccount to which the Contract Value is allocated. After the Annuity Start Date, the annuitant has a voting interest in each Subaccount from which variable annuity payments are made. If you have a voting interest in a Subaccount, you will receive proxy materials and reports relating to any meeting of shareholders of the portfolio in which that Subaccount invests.


If we do not receive timely voting instructions for portfolio shares or if we own the shares, we will vote those shares in proportion to the voting instructions we receive. Instructions we receive to abstain on any item will reduce the total number of votes being cast on a matter. For further details as to how we determine the number of your votes, see the SAI.

HOLIDAYS


In addition to federal holidays and the days on which the New York Stock Exchange is closed, we are closed on the following days: the Friday after Thanksgiving, the day before Christmas when Christmas falls on Tuesday through Saturday, the day after Christmas when Christmas falls on Sunday or Monday, and the day after New Year's Day when it falls on a Sunday, the Monday after New Year's Day when New Year's Day falls on a Saturday, and the day before or after Independence Day when it falls on Saturday or Sunday. We do not conduct any business on those days.


PAYMENTS

We will usually pay you any full or partial withdrawal, death benefit payment, or for Qualified Contracts only, payment of your loan proceeds, within 7 days after we receive all the required information. The required information includes your written request, any information or documentation we reasonably need to process your request, and, in the case of a death benefit, receipt and filing of due proof of death.

However, we may be required to suspend or postpone payments during any period when:

   o the New York Stock Exchange is closed, other than customary weekend and holiday closings;

   o trading on the New York Stock Exchange is restricted as determined by the SEC;

   o the SEC determines that an emergency exists that would make the disposal of securities held in the Separate Account or the determination of the value of the Separate Account's net assets not reasonably practicable; or

   o the SEC permits, by order, the suspension or postponement of payments for your protection.

If a recent check or draft has been submitted, we have the right to delay payment until we have assured ourselves that the check or draft has been honored.

We have the right to defer payment for a full or partial withdrawal or transfer from the fixed account for up to 6 months from the date we receive your written request. If we do not make a payment within 30 days after we receive the documentation we need to complete the transaction (or a shorter period if required by a particular state), we will credit interest to the amount to be paid from the date we received the necessary documentation at a rate of 3% annually (or such higher rate required for a particular state).


STATE VARIATIONS

Any state variations in the Contract are covered in a special contract form for use in that state. This Prospectus provides a general description of the Contract. Your actual Contract and any endorsements or riders are the controlling documents. If you would like to review a copy of the Contract available in your state and its endorsements and riders, if any, contact our Variable Administration Office.


MODIFICATION


Upon notice to you, we may modify the Contract to:

   o permit the Contract or the Separate Account to comply with any applicable law or regulation issued by a government agency;

   o assure continued qualification of the Contract under the tax code or other federal or state laws relating to retirement annuities or variable annuity Contracts;

   o  reflect a change in the operation of the Separate Account; or

   o  provide additional investment options.

   o In the event of most such modifications, we will make appropriate endorsement to the Contract.


DISTRIBUTION OF THE CONTRACTS


We have entered into a distribution agreement with IL Securities, Inc. ("IL Securities") for the distribution and sale of the Contracts. Pursuant to this agreement, IL Securities serves as principal underwriter for the Contracts. IL Securities is located at P.O. Box 1230, 2960 North Meridian Street, Indianapolis, Indiana 46208. IL Securities is our affiliate and is a wholly-owned subsidiary of Indianapolis Life Group, a company majority-owned by ILICo. IL Securities is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc.

We pay sales commissions to unaffiliated broker-dealers who sell the Contracts. Broker-dealers will be paid commissions of up to 7.0% of premium payments with ongoing commissions of 0.50% of Contract Value. Other commissions of up to 1.25% may also be paid. We may pay additional compensation depending on the features the owner elects to buy. The entire amount of the sale commissions is passed through IL Securities to broker-dealers who sell the Contracts. These broker-dealers are expected to compensate sales representatives in varying amounts from these commissions. In addition, we may pay other distribution expenses such as production incentive bonuses, agent's insurance and pension benefits, and agency expense allowances.

We may also pay up to 2.50% of premium payments to IL Securities to compensate it for certain distribution expenses. IL Securities' operating and other expenses are paid for by Indianapolis Life Group. Also, IL Securities receives Rule 12b-1 fees and service fees assessed against certain portfolio shares held for the Contracts as compensation for providing shareholder support services. IL Securities will also receive additional compensation from some portfolios based on the value of the portfolio shares held for the Contracts in exchange for providing distribution and support services to the portfolios.

We intend to recoup commissions and other sales expenses through fees and charges imposed under the Contracts. Commissions paid on the Contracts, including other incentives or payments, are not charged directly to Contract owners of the Separate Account.

We offer the Contracts to the public on a continuous basis. We anticipate continuing to offer the Contracts, but reserve the right to discontinue the offering at any time.


LEGAL PROCEEDINGS

We and our affiliates, like other life insurance companies, are involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving other insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, we believe that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Separate Account or us.

REPORTS TO OWNERS


We will mail a report to you at least annually at your last known address of record. The report will state the Contract Value (including the Contract Value in each Subaccount and the fixed account) of the Contract, premium payments paid and charges deducted since the last report, partial withdrawals made since the last report and any further information required by any applicable law or regulation.


FINANCIAL STATEMENTS


The audited statement of net assets of IL Annuity and Insurance Co. Separate Account I as of December 31, 2000 and the related statement of operations for the year then ended and statements of changes in net assets for each of the two years in the period then ended, as well as the Report of the Independent Auditors, are included in the SAI. The audited balance sheets of IL Annuity and Insurance Company as of December 31, 2000 and 1999, and the related statements of income, shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2000, as well as the Report of the Independent Auditors, are contained in the SAI. Our financial statements should be considered only as bearing on our ability to meet our obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.



--------------------------------------------------------------------------------
STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS
--------------------------------------------------------------------------------


The SAI contains additional information about the Contract and the separate account. An SAI is available (at no cost) by writing to us at the address shown on the front cover or by calling 1-888-232-6486. The following is the Table of Contents for the SAI.


                                                     Page
                                                     ----


ADDITIONAL CONTRACT PROVISIONS.......................
     The Contract....................................
     Incontestability................................
     Incorrect Age or Sex............................
     Nonparticipation................................
     Options.........................................
TAX STATUS OF THE CONTRACTS..........................
CALCULATION OF SUBACCOUNT AND ADJUSTED
     HISTORIC PORTFOLIO PERFORMANCE DATA.............
     Money Market Subaccount Yields..................
     Other Subaccount Yields.........................
     Average Annual Total Returns for the
         Subaccounts.................................
     Non-Standard Subaccount Total Returns...........

                                                     Page
                                                     ----
     Adjusted Historic Portfolio Performance Data....
     Effect of the Contract Fee on Performance
         Data........................................
     Other Information...............................
HISTORIC PERFORMANCE DATA............................
     General Limitations ............................
     Subaccount Performance Figures..................
     Adjusted Historical Portfolio Performance
        Figures......................................
NET INVESTMENT FACTOR................................
VARIABLE ANNUITY PAYMENTS............................
     Assumed Investment Rate.........................
     Amount of Variable Annuity Payments.............
     Annuity Unit Value..............................

ILLUSTRATION OF CALCULATION OF ANNUITY UNIT
     VALUE...........................................

ILLUSTRATION OF VARIABLE ANNUITY PAYMENTS............
ADDITION, DELETION OR SUBSTITUTION OF
     INVESTMENTS.....................................
     Resolving Material Conflicts....................
VOTING RIGHTS........................................
SAFEKEEPING OF ACCOUNT ASSETS........................
SERVICE FEES.........................................
DISTRIBUTION OF THE CONTRACTS........................
LEGAL MATTERS........................................
EXPERTS..............................................
OTHER INFORMATION....................................
FINANCIAL STATEMENTS.................................

--------------------------------------------------------------------------------
CONDENSED FINANCIAL INFORMATION - APPENDIX A
--------------------------------------------------------------------------------


The tables below reflect the accumulated unit value ("AUV") history of the twenty-three (23) Subaccounts that existed as of December 31, 2000. The AUVs reflect the deduction of annual Separate Account charges of 1.40%. Total annual Separate Account charges under this Contract will range from 1.00% to 2.50% of Separate Account assets and will be provided in the future.


AUV is the unit we use to calculate the value of your interest in a Subaccount. The AUV of a Subaccount does not reflect the deduction of certain charges (such as Contract Fee, premium tax and surrender charges) that we may subtract from Contract Value. The data below is obtained from the audited financial statements of the Separate Account that can be found in the SAI.



-------------------------------------------------------------------------------------------------------------------------
                                     The Alger American Fund: MidCap Growth Subaccount
------------------------------ ------------------------- -------------------------- -------------------------------------
            Year                AUV at the beginning of   AUV at the end of the year    Number of accumulation units at
                                       the year                                              the end of the year
------------------------------ ------------------------- ---------------------------- -----------------------------------
            2000                         $20.489                   $22.061                      1,160,292
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1999                         $15.757                   $20.489                        805,946
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1998                         $12.263                   $15.757                        537,127
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1997                         $10.812                   $12.263                         94,506
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1996                         $ 9.786                   $10.812                        109,955
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1995 (1)                     $10.000                   $ 9.786                          2,764

------------------------------ ------------------------- ---------------------------- -----------------------------------

-------------------------------------------------------------------------------------------------------------------------
                                 The Alger American Fund: Small Capitalization Subaccount
------------------------------ ------------------------- ---------------------------- -----------------------------------
            Year                AUV at the beginning      AUV at the end of the year    Number of accumulation units
                                       the year                                               the end of the year
------------------------------ ------------------------- ---------------------------- -----------------------------------
            2000                         $17.622                   $12.652                        985,378
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1999                         $12.459                   $17.622                        670,675
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1998                         $10.936                   $12.459                        502,984
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1997                         $ 9.955                   $10.936                        372,229
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1996                         $ 9.675                   $ 9.955                        181,361
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1995 (1)                     $10.000                   $ 9.675                          1,709
------------------------------ ------------------------- ---------------------------- -----------------------------------

-------------------------------------------------------------------------------------------------------------------------
                                        Fidelity VIP Fund: Asset Manager Subaccount
------------------------------ ------------------------- ---------------------------- -----------------------------------
            Year               AUV at the beginning of    AUV at the end of the year    Number of accumulation units at
                                       the year                                               the end of the year
------------------------------ ------------------------- ---------------------------- -----------------------------------
            2000                         $17.478                   $16.560                        722,701
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1999                         $15.954                   $17.478                        704,164
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1998                         $14.066                   $15.954                        503,498
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1997                         $11.817                   $14.066                        212,897
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1996                         $ 8.224                   $11.817                         61,512
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1995 (1)                     $10.000                   $ 8.224                            255
------------------------------ ------------------------- ---------------------------- -----------------------------------

-------------------------------------------------------------------------------------------------------------------------
                                        Fidelity VIP Fund: Contrafund(R) Subaccount
------------------------------ ------------------------- ---------------------------- -----------------------------------
            Year               AUV at the beginning of    AUV at the end of the year    Number of accumulation units at
                                       the year                                               the end of the year
------------------------------ ------------------------- ---------------------------- -----------------------------------
            2000                         $23.277                   $21.436                      1,999,272
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1999                         $18.996                   $23.277                      1,706,257
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1998                         $14.824                   $18.996                      1,228,022
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1997                         $12.105                   $14.824                        638,524
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1996                         $10.091                   $12.105                        203,860
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1995 (1)                     $10.000                   $10.091                          5,731
------------------------------ ------------------------- ---------------------------- -----------------------------------




-------------------------------------------------------------------------------------------------------------------------
                                        Fidelity VIP Fund: Equity-Income Subaccount
------------------------------ ------------------------- ---------------------------- -----------------------------------
            Year               AUV at the beginning of    AUV at the end of the year    Number of accumulation units at
                                       the year                                               the end of the year
------------------------------ ------------------------- ---------------------------- -----------------------------------
            2000                         $17.439                   $18.647                      1,348,108
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1999                         $16.631                   $17.439                      1,580,486
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1998                         $15.114                   $16.631                      1,355,289
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1997                         $11.958                   $15.114                        781,937
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1996                         $10.616                   $11.958                        195,400
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1995 (1)                     $10.000                   $10.616                          3,789
------------------------------ ------------------------- ---------------------------- -----------------------------------

-------------------------------------------------------------------------------------------------------------------------
                                           Fidelity VIP Fund: Growth Subaccount
------------------------------ ------------------------- ---------------------------- -----------------------------------
            Year               AUV at the beginning of    AUV at the end of the year    Number of accumulation units at
                                       the year                                               the end of the year
------------------------------ ------------------------- ---------------------------- -----------------------------------
            2000                         $24.676                   $21.663                      2,252,279
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1999                         $18.206                   $24.676                      1,699,540
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1998                         $13.240                   $18.206                        948,233
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1997                         $10.868                   $13.240                        462,381
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1996                         $ 9.604                   $10.868                        164,945
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1995 (1)                     $10.000                   $ 9.604                          2,199
------------------------------ ------------------------- ---------------------------- -----------------------------------

-------------------------------------------------------------------------------------------------------------------------
                                          Fidelity VIP Fund: Index 500 Subaccount
------------------------------ ------------------------- ---------------------------- -----------------------------------
            Year               AUV at the beginning of    AUV at the end of the year    Number of accumulation units at
                                       the year                                               the end of the year
------------------------------ ------------------------- ---------------------------- -----------------------------------
            2000                         $25.062                   $22.417                      3,074,244
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1999                         $21.088                   $25.062                      2,914,618
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1998                         $16.672                   $21.088                      1,895,005
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1997                         $12.734                   $16.672                        826,178
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1996                         $10.514                   $12.734                        193,803
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1995 (1)                     $10.000                   $10.514                          3,538
------------------------------ ------------------------- ---------------------------- -----------------------------------

-------------------------------------------------------------------------------------------------------------------------
                                    Fidelity VIP Fund: Investment Grade Bond Subaccount
------------------------------ ------------------------- ---------------------------- -----------------------------------
            Year               AUV at the beginning of    AUV at the end of the year    Number of accumulation units at
                                       the year                                               the end of the year
------------------------------ ------------------------- ---------------------------- -----------------------------------
            2000                         $11.742                   $12.879                        677,150
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1999                         $12.032                   $11.742                        763,210
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1998                         $11.214                   $12.032                        691,547
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1997                         $10.422                   $11.214                        274,009
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1996                         $10.247                   $10.422                         57,476
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1995 (1)                     $10.000                   $10.247                          1,668
------------------------------ ------------------------- ---------------------------- -----------------------------------

-------------------------------------------------------------------------------------------------------------------------
                                    Fidelity VIP Fund: Money Market Subaccount
------------------------------ ------------------------- ---------------------------- -----------------------------------
            Year               AUV at the beginning of    AUV at the end of the year    Number of accumulation units at
                                       the year                                               the end of the year
------------------------------ ------------------------- ---------------------------- -----------------------------------
            2000                         $11.750                   $12.321                        937,770
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1999                         $11.329                   $11.750                      1,527,851
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1998                         $10.888                   $11.329                      1,070,535
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1997                         $10.456                   $10.888                        486,050
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1996                         $10.000                   $10.456                        179,504
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1995 (1)                     $10.000                   $     0                              0
------------------------------ ------------------------- ---------------------------- -----------------------------------

-------------------------------------------------------------------------------------------------------------------------
                  First Eagle SoGen Variable Funds, Inc.: First Eagle SoGen Overseas Variable Subaccount
------------------------------ ------------------------- ---------------------------- -----------------------------------
            Year               AUV at the beginning of    AUV at the end of the year    Number of accumulation units at
                                       the year                                               the end of the year
------------------------------ ------------------------- ---------------------------- -----------------------------------
            2000                         $13.293                   $14.201                        584,592
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1999                         $ 9.572                   $13.293                        405,486
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1998                         $ 9.322                   $ 9.572                        196,153
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1997 (2)                     $10.000                   $ 9.322                         56,588
------------------------------ ------------------------- ---------------------------- -----------------------------------




-------------------------------------------------------------------------------------------------------------------------
                           Neuberger Berman Advisers Management Trust: Mid-Cap Growth Subaccount
------------------------------ ------------------------- ---------------------------- -----------------------------------
            Year               AUV at the beginning of    AUV at the end of the year    Number of accumulation units at
                                       the year                                               the end of the year
------------------------------ ------------------------- ---------------------------- -----------------------------------
            2000 (3)                     $10.000                    $7.433                       303,022
------------------------------ ------------------------- ---------------------------- -----------------------------------

-------------------------------------------------------------------------------------------------------------------------
                    Neuberger Berman Advisers Management Trust: Socially Responsive Subaccount
------------------------------ ------------------------- ---------------------------- -----------------------------------
            Year               AUV at the beginning of    AUV at the end of the year    Number of accumulation units at
                                       the year                                               the end of the year
------------------------------ ------------------------- ---------------------------- -----------------------------------
            2000 (3)                     $10.000                   $11.045                        17,428
------------------------------ ------------------------- ---------------------------- -----------------------------------

-------------------------------------------------------------------------------------------------------------------------
                                   OCC Accumulation Trust: Managed Subaccount*
------------------------------ ------------------------- ---------------------------- -----------------------------------
            Year               AUV at the beginning of    AUV at the end of the year    Number of accumulation units at
                                       the year                                               the end of the year
------------------------------ ------------------------- ---------------------------- -----------------------------------
            2000                         $16.578                   $17.943                      1,084,773
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1999                         $16.011                   $16.578                      1,316,391
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1998                         $15.160                   $16.011                      1,396,806
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1997                         $12.567                   $15.160                        672,203
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1996                         $10.380                   $12.567                        133,102
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1995 (1)                     $10.000                   $10.380                            161
------------------------------ ------------------------- ---------------------------- -----------------------------------

-------------------------------------------------------------------------------------------------------------------------
                                       OCC Accumulation Trust: Small Cap Subaccount*
------------------------------ ------------------------- ---------------------------- -----------------------------------
            Year               AUV at the beginning of    AUV at the end of the year    Number of accumulation units at
                                       the year                                               the end of the year
------------------------------ ------------------------- ---------------------------- -----------------------------------
            2000                         $12.720                   $18.087                        377,794
------------------------------ ------------------------- ---------------------------- -----------------------------------

            1999                         $13.139                   $12.720                        319,888
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1998                         $14.649                   $13.139                        295,186
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1997                         $12.148                   $14.649                        162,435
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1996                         $10.388                   $12.148                         40,024
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1995(1)                      $10.000                   $10.388                          1,182
------------------------------ ------------------------- ---------------------------- -----------------------------------

-------------------------------------------------------------------------------------------------------------------------
                                PIMCO Variable Insurance Trust: High Yield Bond Subaccount
------------------------------ ------------------------- ---------------------------- -----------------------------------
            Year               AUV at the beginning of    AUV at the end of the year    Number of accumulation units at
                                       the year                                               the end of the year
------------------------------ ------------------------- ---------------------------- -----------------------------------
            2000(3)                      $10.000                   $9.854                         25,583
------------------------------ ------------------------- ---------------------------- -----------------------------------

-------------------------------------------------------------------------------------------------------------------------
                                PIMCO Variable Insurance Trust: Real Return Bond Subaccount
------------------------------ ------------------------- ---------------------------- -----------------------------------
            Year               AUV at the beginning of    AUV at the end of the year    Number of accumulation units at
                                       the year                                               the end of the year
------------------------------ ------------------------- ---------------------------- -----------------------------------
            2000 (3)                    $10.000                  $11.135                         40,238
------------------------------ ------------------------- ---------------------------- -----------------------------------

-------------------------------------------------------------------------------------------------------------------------
                         PIMCO Variable Insurance Trust: Stocks PLUS Growth and Income Subaccount
------------------------------ ------------------------- ---------------------------- -----------------------------------
            Year               AUV at the beginning of    AUV at the end of the year    Number of accumulation units at
                                       the year                                               the end of the year
------------------------------ ------------------------- ---------------------------- -----------------------------------
            2000 (3)                    $10.000                   $9.869                         41,575
------------------------------ ------------------------- ---------------------------- -----------------------------------

-------------------------------------------------------------------------------------------------------------------------
                                      Royce Capital Fund: Royce Micro-Cap Subaccount
------------------------------ ------------------------- ---------------------------- -----------------------------------
            Year               AUV at the beginning of    AUV at the end of the year    Number of accumulation units at
                                       the year                                               the end of the year
------------------------------ ------------------------- ---------------------------- -----------------------------------
            2000                         $14.150                   $16.544                         346,523
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1999                         $11.198                   $14.150                         258,403
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1998                         $10.920                   $11.198                         286,635
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1997  (2)                    $10.000                   $10.920                          69,105
------------------------------ ------------------------- ---------------------------- -----------------------------------

-------------------------------------------------------------------------------------------------------------------------
                                      SAFECO Resource Series Trust: Equity Subaccount
------------------------------ ------------------------- ---------------------------- -----------------------------------
            Year               AUV at the beginning of    AUV at the end of the year    Number of accumulation units at
                                       the year                                               the end of the year
------------------------------ ------------------------- ---------------------------- -----------------------------------
            2000                         $13.924                   $12.250                      1,177,955
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1999                         $12.917                   $13.924                      1,229,915
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1998                         $10.495                   $12.917                        814,921
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1997 (2)                     $10.000                   $10.495                        104,775
------------------------------ ------------------------- ---------------------------- -----------------------------------



-------------------------------------------------------------------------------------------------------------------------
                               SAFECO Resource Series Trust: Growth Opportunities Subaccount
------------------------------ ------------------------- ---------------------------- -----------------------------------
            Year               AUV at the beginning of    AUV at the end of the year    Number of accumulation units at
                                       the year                                               the end of the year
------------------------------ ------------------------- ---------------------------- -----------------------------------
            2000                         $11.600                   $10.734                      1,602,558
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1999                         $11.134                   $11.600                      1,581,237
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1998                         $11.092                   $11.134                      1,596,318
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1997 (2)                     $10.000                   $11.092                        122,625
------------------------------ ------------------------- ---------------------------- -----------------------------------

-------------------------------------------------------------------------------------------------------------------------
                           T. Rowe Price Fixed Income Series, Inc.: Limited-Term Bond Subaccount
------------------------------ ------------------------- ---------------------------- -----------------------------------
            Year               AUV at the beginning of    AUV at the end of the year    Number of accumulation units at
                                       the year                                               the end of the year
------------------------------ ------------------------- ---------------------------- -----------------------------------
            2000                         $11.430                   $12.317                        333,773
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1999                         $11.505                   $11.430                        393,693
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1998                         $10.767                   $11.505                        348,151
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1997                         $ 9.946                   $10.767                        136,902
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1996                         $10.042                   $ 9.946                         27,325
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1995 (1)                     $10.000                   $10.042                          1,485
------------------------------ ------------------------- ---------------------------- -----------------------------------

-------------------------------------------------------------------------------------------------------------------------
                         T. Rowe Price International Series, Inc.: International Stock Subaccount
------------------------------ ------------------------- ---------------------------- -----------------------------------
            Year               AUV at the beginning of    AUV at the end of the year    Number of accumulation units at
                                       the year                                               the end of the year
------------------------------ ------------------------- ---------------------------- -----------------------------------
            2000                         $17.991                   $14.578                        978,134
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1999                         $13.684                   $17.991                        776,131
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1998                         $11.979                   $13.684                        660,670
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1997                         $11.780                   $11.979                        368,187
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1996                         $10.487                   $11.780                        122,831
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1995 (1)                     $10.000                   $10.487                          2,530
------------------------------ ------------------------- ---------------------------- -----------------------------------

-------------------------------------------------------------------------------------------------------------------------
                          Van Eck Worldwide Insurance Trust: Worldwide Hard Assets Subaccount**
------------------------------ ------------------------- ---------------------------- -----------------------------------
            Year               AUV at the beginning of    AUV at the end of the year    Number of accumulation units at
                                       the year                                               the end of the year
------------------------------ ------------------------- ---------------------------- -----------------------------------
            2000                         $ 9.733                   $10.693                        311,909
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1999                         $ 8.156                   $ 9.733                        246,953
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1998                         $11.983                   $ 8.156                        230,762
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1997                         $12.356                   $11.983                        166,188
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1996                         $10.621                   $12.356                         29,990
------------------------------ ------------------------- ---------------------------- -----------------------------------
            1995 (1)                     $10.000                   $10.621                             58
------------------------------ ------------------------- ---------------------------- -----------------------------------

(1)  The Inception Date of the Subaccount was November 6, 1995.
(2)  The Inception Date of the Subaccount was September 1, 1997.
(3)  The Inception Date of the Subaccount was May 1, 2000.

                       STATEMENT OF ADDITIONAL INFORMATION

                                     for the


                               VISIONARY STAR(TM)


               Flexible Premium Deferred Variable Annuity Contract
               ---------------------------------------------------

                                 Issued Through

                 IL ANNUITY AND INSURANCE CO. SEPARATE ACCOUNT 1

                                   Offered by

                        IL ANNUITY AND INSURANCE COMPANY
                           2960 North Meridian Street
                           Indianapolis, Indiana 46208


                       IL ANNUITY VARIABLE ADMINISTRATION
                                  P.O. Box 6012
                        Indianapolis, Indiana 46206-6012
                        Phone: 1-888-232-6486 (toll-free)
                               Fax: 1-800-611-3587
          (Monday - Friday 8:00 a.m. - 4:00 p.m. Eastern Standard Time)

      This Statement of Additional Information ("SAI") expands upon subjects discussed in the current prospectus for the Visionary STAR(TM) flexible premium deferred variable annuity contract (the "Contract") offered by IL Annuity and Insurance Company ("we", "us", "our," "IL Annuity"). We use terms in this Statement of Additional Information that are defined in the current prospectus for the Contract.

      You may obtain a copy of the prospectus for the Visionary STAR(TM) Contract dated July ___, 2001 by calling or writing to IL Annuity Variable Administration at the address and phone number above.



  THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS. YOU SHOULD READ IT ALONG WITH THE PROSPECTUSES FOR YOUR CONTRACT AND THE UNDERLYING PORTFOLIOS.

      The date of this Statement of Additional Information is July __, 2001.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----


Additional Contract Provisions................................................3
       The Contract...........................................................3
       Incontestability.......................................................3
       Incorrect Age or Sex...................................................3
       Nonparticipation.......................................................3
Tax Status of the Contracts...................................................3
Calculation of Subaccount and Adjusted Historic Portfolio Performance Data....4
       Money Market Subaccount Yields.........................................5
       Other Subaccount Yields................................................6
       Average Annual Total Returns for the Subaccounts.......................7
       Non-Standard Subaccount Total Returns..................................8
       Adjusted Historic Portfolio Performance Data...........................9
       Effect of the Contract Fee on Performance Data.........................9
       Other Information......................................................9
Historic Performance Data....................................................10
       General Limitations...................................................10
       Subaccount Performance................................................10
       Adjusted Historic Portfolio Performance Figures.......................18
Net Investment Factor........................................................26
Variable Annuity Payments....................................................27
       Assumed Investment Rate...............................................27
       Amount of Variable Annuity Payments...................................28
       Annuity Unit Value....................................................28
Illustration of Calculation of Annuity Unit Value............................29
Illustration of Variable Annuity Payments....................................29
Addition, Deletion or Substitution of Investments............................29
       Resolving Material Conflicts..........................................30
Voting Rights................................................................30
Safekeeping of Account Assets................................................31
Service Fees.................................................................31
Distribution of the Contracts................................................31
Legal Matters................................................................32
Experts......................................................................32
Other Information............................................................32
Financial Statements.........................................................33

                         ADDITIONAL CONTRACT PROVISIONS

THE CONTRACT


      The entire Contract consists of the contract, the signed application, the data page, any riders and endorsements and all other attached papers. The statements made in the application are deemed representations and not warranties. We will not use any statement in defense of a claim or to void the Contract unless the application contains it.


      Any change in the Contract or waiver of its provisions must be in writing and signed by one of our officers. No other person -- no agent or registered representative -- has authority to change or waive any provision of this Contract.

      Upon notice to you, we may modify the Contract if necessary to:

      o permit the Contract or the Separate Account to comply with any applicable law or regulation that a governmental agency issues; or
      o assure continued qualification of the Contract under the Internal Revenue Code or other federal or state laws relating to retirement annuities or variable annuity contracts; or
      o effect a change in the operation of the Separate Account or to provide additional investment options.

      In the event of such modifications, we will make the appropriate endorsement to the Contract.

INCONTESTABILITY


      We will not contest the Contract after the date of issue.


INCORRECT AGE OR SEX

      We may require proof of age, sex, and right to payments before making any annuity payments. If the age or sex (if applicable) of the annuitant has been stated incorrectly, then we will determine the Annuity Start Date and the amount of the annuity payments by using the correct age and sex. If a misstatement of age or sex results in annuity payments that are too large, then we will charge the overpayments with compound interest against subsequent payments. If we have made payments that are too small, then we will pay the underpayments with compound interest upon receipt of notice of the underpayments. We will pay adjustments for overpayments or underpayments with interest at the rate then in use to determine the rate of payments.

NONPARTICIPATION

      The Contract does not participate in our surplus earnings or profits.

                           TAX STATUS OF THE CONTRACTS

      Tax law imposes several requirements that variable annuities must satisfy in order to receive the tax treatment normally accorded to annuity contracts.

      Diversification Requirements. The Code requires that the investments of each Subaccount of the Separate Account underlying the Contract be "adequately diversified" in order for the Contract to be treated as an annuity contract for Federal income tax purposes. It is intended that each Subaccount, through the portfolio in which it invests, will satisfy these diversification requirements.


      Owner Control. In certain circumstances, Owners of variable annuity contracts have been considered for Federal income tax purposes to be the Owners of the assets of the Separate Account supporting their contracts due to their ability to exercise investment control over those assets. When this is the case, the contract Owners have been currently taxed on income and gains attributable to the Separate Account assets. There is little guidance in this area, and some features of our Contract, such as the flexibility of an Owner to allocate premium payments and transfer amounts among the Subaccounts of the Separate Account, have not been explicitly addressed in published rulings. While we believe that the Contract does not give Owners investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent an Owner from being treated as the Owner of the Separate Account assets supporting the Contract.


      Required Distributions. In order to be treated as an annuity contract for Federal income tax purposes, section 72(s) of the Internal Revenue Code requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of the death of a holder of the Contract.


      Specifically, section 72(s) requires that (a) if any Owner dies on or after the Annuity Start Date, but prior to the time the entire interest in the Contract has been distributed, the entire interest in the Contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such Owner's death; and (b) if any Owner dies prior to the Annuity Start Date, the entire interest in the Contract will be distributed within five years after the date of such Owner's death. These requirements will be considered satisfied as to any portion of an Owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the Owner's death. The designated beneficiary refers to a natural person designated by the Owner as a beneficiary and to whom Ownership of the Contract passes by reason of death. If there are joint Owners, and one joint Owner dies before the Annuity Start Date, then the surviving joint Owner becomes the sole beneficiary, regardless of any other designations. If the surviving spouse of the deceased Owner is a designated beneficiary or a joint Owner, the Contract may be continued with the surviving spouse as the sole new Owner.


      The Non-Qualified Contract contains provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such Contract provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

      Other rules may apply to Qualified Contracts.

   CALCULATION OF SUBACCOUNT AND ADJUSTED HISTORIC PORTFOLIO PERFORMANCE DATA

      We may advertise and disclose historic performance data for the Subaccounts, including yields, standard annual total returns, and nonstandard measures of performance. Such performance data will be computed, or accompanied by performance data computed, in accordance with the SEC defined standards.

MONEY MARKET SUBACCOUNT YIELDS

      Advertisements and sales literature may quote the current annualized yield of the Money Market Subaccount for a specific seven-day period (which period will be stated in the advertisements or sales literature) expressed as a percentage of the offering price of the Money Market Subaccount's units. Yield is an annualized figure, which means that it is assumed that the Money Market portfolio generates the same level of net income over a 52-week period.

      We compute the current annualized Money Market Subaccount yield in the manner required by the SEC by determining the net change (not including any realized gains and losses on the sale of securities, unrealized appreciation and depreciation, and income other than investment income) at the end of the seven-day period in the value of a hypothetical Subaccount under the Basic Contract having a balance of one unit of the Money Market Subaccount at the beginning of the period. We divide that net change in Subaccount value by the value of the hypothetical Subaccount at the beginning of the period to determine the base period return. Then we annualize this quotient on a 365-day basis. The net change in Subaccount value reflects (i) net income from the Money Market portfolio in which the hypothetical Subaccount invests; and (ii) charges and deductions imposed under the Basic Contract.

      The charges and deductions for the Basic Contract reflected in the yield calculation include the per unit charges for the Contract Fee, the mortality and expense risk charge and the asset-based administration charge for the Basic Contract. For purposes of calculating current yields for a Contract, we use an average per unit Contract Fee based on the quarterly deduction of the $7.50 Contract Fee.

      We calculate the current yield by the following formula:

      Current Yield = ((NCS - ES)/UV) X (365/7)

      Where:

      NCS      =      the net change in the value of the Money Market portfolio
                      (not including any realized gains or losses on the sale of securities, unrealized appreciation and depreciation, and income other than investment income) for the seven-day period attributable to a hypothetical Subaccount having a balance of one Subaccount unit.

      ES       =      per unit charges deducted from the hypothetical Subaccount for the seven-day period.

      UV       =      the unit value for the first day of the seven-day period.

      We may also disclose the "effective yield" of the Money Market Subaccount for the same seven-day period, determined on a compounded basis. The "effective yield" is calculated similarly but includes the effect of assumed compounding, calculated under rules prescribed by the SEC. The effective yield will be slightly higher than yield due to this compounding effect.

      We calculate the effective yield by compounding the unannualized base period return by adding one to the base return, raising the sum to a power equal to 365 divided by 7, and subtracting one from the result.

      Effective Yield = (1 + ((NCS-ES)/UV))(365/7) - 1

      Where:

      NCS      =      the net change in the value of the Money Market portfolio
                      (not including any realized gains or losses on the sale of securities, unrealized appreciation and depreciation, and income other than investment income) for the seven-day period attributable to a hypothetical Subaccount having a balance of one Subaccount unit.

      ES       =      per unit charges deducted from the hypothetical Subaccount for the seven-day period.

      UV       =      the unit value for the first day of the seven-day period.

      The Money Market Subaccount's yield is lower than the Money Market portfolio's yield because Contract charges and deductions are deducted at the Subaccount level.

      The current and effective yields on amounts held in the Money Market Subaccount normally fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Money Market Subaccount's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Money Market portfolio, the types and quality of securities held by the Money Market portfolio and that portfolio's operating expenses. We may also present yields on amounts held in the Money Market Subaccount for periods other than a seven-day period.

      Yield calculations do not take into account any Withdrawal Charges or optional feature charges that we may assess.


      Based on the method of calculation described above, for the seven-day period ended December 31, 2000, the current yield and the effective yield for the Money Market Subaccount under the Basic Contract were as follows:

                       Current yield:       5.36%
                       Effective yield:     5.51%


OTHER SUBACCOUNT YIELDS

      Sales literature or advertisements may quote the current annualized yield of Subaccounts other than the Money Market for 30-day or one-month periods. The annualized yield of a Subaccount refers to net income that the Subaccount generates during a 30-day or one-month period and it assumes the same level of net income is generated over a 12-month period.

      We compute the annualized 30-day yield by:

          1. Subtracting the Subaccount expenses for the period from the net investment income of the portfolio attributable to the Subaccount units;
          2. Dividing 1. by the maximum offering price per unit on the last day of the period;
          3. Multiplying 2. by the daily average number of units outstanding for the period;
          4.   compounding that yield for a six-month period; and

          5.   multiplying the result in 4. by 2.

      Expenses of the Subaccount include the quarterly Contract Fee, the asset-based administration charge and the mortality and expense risk charge of the Basic Contract. The yield calculation assumes that we deduct a Contract Fee of $7.50 at the end of each Contract quarter. For purposes of calculating the 30-day or one-month yield, we use an average Contract Fee based on the average Contract Value in the Subaccount to determine the amount of the charge for the 30-day or one-month period. We calculate the 30-day or one-month yield by the following formula:

      Yield    =      2 X ((((NI - ES)/(U X UV)) + 1)6 - 1)

      Where:

      NI       =      net income of the portfolio for the 30-day or one-month
                      period attributable to the Subaccount's units.

      ES       =      charges deducted from the Subaccount for the 30-day or
                      one-month period.

      U        =      the average number of units outstanding.

      UV       =      the unit value at the close (highest) of the last day in
                      the 30-day or one-month period.

      The yield for the Subaccount is lower than the yield for the corresponding portfolio because of the charges and deductions that the Contract imposes.

      The yield on the amounts held in the Subaccounts normally fluctuates over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The types and quality of securities that a portfolio holds and its operating expenses affect the corresponding Subaccount's actual yield.

      Yield calculations do not take into account any Withdrawal Charge or optional feature charges that we may assess.

AVERAGE ANNUAL TOTAL RETURNS FOR THE SUBACCOUNTS

      Sales literature or advertisements may quote average annual total returns for the Subaccounts for various periods of time, calculated in a manner prescribed by the SEC. If we advertise total return for the Money Market Subaccount, then those advertisements and sales literature will include a statement that yield more closely reflects current earnings than total return.

      When a Subaccount has been in operation for 1, 5, and 10 years (or for a period covering the time the underlying portfolio has been available in the Separate Account), we will provide the average annual total return for these periods. We may also disclose average annual total returns for other periods of time.

      Standard average annual total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods. Each period's ending date for which we provide total return quotations will be for the most recent calendar quarter-end practicable, considering the type of the communication and the media through which it is communicated.

      We calculate the standard average annual total returns for the Contract using Subaccount unit values that we calculate on each business day based on the performance of the Subaccount's underlying portfolio, the deductions for the mortality and expense risk charge, the deductions for the asset-based administration charge and the quarterly Contract Fee. If an optional feature is the primary topic of an advertisement, then the standard average annual total return stated in the advertisement will reflect the charge for that feature. The calculation assumes that we deduct a Contract Fee of $7.50 per quarter per Contract at the end of each Contract quarter. For purposes of calculating average annual total return, we use an average per-dollar per-day Contract Fee attributable to the hypothetical Subaccount for the period.


      The calculation of standard average annual total returns will be calculated in two ways. The first method, which will always be shown, assumes that the Owner selected the 5% Bonus Credit feature and other optional features for a maximum Separate Account charge of 2.50%. The calculation reflects the crediting of a 5% Bonus Credit to the initial premium, and assumes the total withdrawal of the Contract at the end of the period for the return quotation and takes into account the 9-Year Withdrawal Charge applicable to Contracts with the 5% Bonus Credit feature. The second method of calculating standard average annual total return, an optional method, will assume that the Owner selected the Basic Contract only and none of the optional features. No Bonus Credit will be reflected in the calculation. The calculation assumes the total withdrawal of the Contract at the end of the period for the return quotation and will take into account the 7-Year Withdrawal Charge applicable to the Basic Contract.


      We calculate the standard total return by the following formula:

      TR       =      ((ERV/P)(1/N)) - 1

      Where:

      TR       =      the average annual total return net of Subaccount
                      recurring charges.

      ERV      =      the ending redeemable value (net of any applicable
                      Withdrawal Charge) of the hypothetical Subaccount at the end of the period.

      P        =      a hypothetical initial payment of $1,000.

      N        =      the number of years in the period.

NON-STANDARD SUBACCOUNT TOTAL RETURNS


      Sales literature or advertisements may quote average annual total returns for the Subaccounts that do not reflect any Withdrawal Charges, Contract Fee or Bonus Credit features. We calculate such nonstandard total returns in exactly the same way as the average annual total returns described above, except that we replace the ending redeemable value of the hypothetical Subaccounts for the period with an ending value for the period that does not take into account any Withdrawal Charges and we do not deduct the Contract Fee, or apply any Bonus Credit to the initial premium.

ADJUSTED HISTORIC PORTFOLIO PERFORMANCE DATA

      Sales literature or advertisements may quote adjusted yields and total returns for the portfolios since their inception. The portfolio returns will be reduced by some or all of the fees and charges under the Basic Contract, may be reduced by some or all of the fees and charges for the optional features, and, if the portfolio issues several classes of shares, may be adjusted to reflect the current fees and charges of the class of shares in which the Contract invests. Such adjusted historic portfolio performance may include data that precedes the inception dates of the Subaccounts. This data is designed to show the performance that would have resulted if the Contract had been in existence during that time.

      We will disclose nonstandard performance data only if we disclose the standard performance data for the required periods.

EFFECT OF THE CONTRACT FEE ON PERFORMANCE DATA

      The Contract provides for the deduction of a $7.50 Contract Fee at the end of each Contract quarter from the Contract Value. We base it on the proportion that the value of each Subaccount or fixed account bears to the total Contract Value. For purposes of reflecting the Contract Fee in yield and total return quotations, we convert the Contract Fee into a per-dollar per-day charge based on the average Contract Value in the Separate Account of all Contracts on the last day of the period for which quotations are provided. Then, we adjust the per-dollar per-day average charge to reflect the basis upon which we calculate the particular quotation.

OTHER INFORMATION

      The following is a partial list of those publications that the Funds' advertising shareholder materials may cite as containing articles describing investment results or other data relative to one or more of the Subaccounts. They may cite other publications.

         Broker World                             Financial World
         Across the Board                         Advertising Age
         American Banker                          Barron's
         Best's Review                            Business Insurance
         Business Month                           Business Week
         Changing Times                           Consumer Reports
         Economist                                Financial Planning
         Forbes                                   Fortune
         Inc.                                     Institutional Investor
         Insurance Forum                          Insurance Sales
         Insurance Week                           Journal of Accountancy
         Journal of the American Society of       Journal of Commerce
           CLU & ChFC
         Life Insurance Selling                   Life Association News
         MarketFacts                              Manager's Magazine
         National Underwriter                     Money
         Morningstar, Inc.                        Nation's Business
         New Choices (formerly 50 Plus)           New York Times
         Pension World                            Pensions & Investments
         Rough Notes                              Round the Table
         U.S. Banker                              VARDs
         Wall Street Journal                      Working Woman

                            HISTORIC PERFORMANCE DATA

GENERAL LIMITATIONS


      The figures below represent the past performance of the Subaccounts adjusted to reflect the fees and charges deducted under the Visionary STAR(TM) Contract as described below, and are not indicative of future performance. The figures may reflect the waiver of advisory fees and reimbursement of other expenses.


      The Funds have provided the portfolios' performance data. We derive the Subaccount performance data from the data that the Funds provide. None of the Funds is affiliated with IL Annuity. In preparing the tables below, IL Annuity relied on the Funds' data. While IL Annuity has no reason to doubt the accuracy of the figures provided by the funds, IL Annuity has not verified these figures.


SUBACCOUNT PERFORMANCE


      The following charts show the historic performance data for the Subaccounts since each portfolio became available to the Separate Account. If the Separate Account subsequently invested in a different class of portfolio shares that assessed a 12b-1 fee, underlying portfolio performance has been adjusted to reflect the 12b-1 fees for the entire period since the Separate Account first invested in the portfolio. If the underlying portfolio has been available in the Separate Account for less than one year, standardized and nonstandardized performance is not annualized.


TABLE 1: STANDARD TOTAL RETURNS FOR CONTRACT WITH 5% BONUS CREDIT FEATURE AND MAXIMUM CHARGES

      Table 1 shows the standard average annual total returns for the Contract assuming the Owner chose a 5% Bonus Credit feature and maximum Separate Account charges. The returns are for the periods since the underlying portfolio first became available to the Separate Account and assume the Contract is surrendered at the end of the applicable period. These figures reflect the crediting of a 5% Bonus Credit to the initial premium, the daily deduction of the maximum Separate Account charge at an annual rate of 2.50%, the quarterly deduction of the Contract Fee of $7.50 adjusted for average account size, and the deduction of the 9-Year Withdrawal Charge that applies to a Contract with the 5% Bonus Credit feature.

====================================================================================================================
                                                      TABLE 1
--------------------------------------------------------------------------------------------------------------------
                                                           1 Year Ended    3 Years      5 Years      Inception of
                       Subaccount                             Ended         Ended        Ended      Subaccount to
              (Subaccount Inception Date*)                   12/31/00      12/31/00     12/31/00      12/31/00
--------------------------------------------------------------------------------------------------------------------
The ALGER AMERICAN FUND
--------------------------------------------------------------------------------------------------------------------
   MidCap Growth (11/6/95)                                    2.84%        20.23%        16.73%         14.76%
   Small Capitalization (11/6/95)                           -31.82%         2.78%         4.19%          2.46%
--------------------------------------------------------------------------------------------------------------------
DREYFUS INVESTMENT PORTFOLIOS (SERVICE SHARES)
--------------------------------------------------------------------------------------------------------------------
   Founders Discovery (8/1/01)                                N/A           N/A           N/A            N/A
   Founders Growth (8/1/01)                                   N/A           N/A           N/A            N/A
   Founders International Equity (8/1/01)                     N/A           N/A           N/A            N/A
   Founders Passport (8/1/01)                                 N/A           N/A           N/A            N/A
--------------------------------------------------------------------------------------------------------------------


====================================================================================================================
                                                      TABLE 1
--------------------------------------------------------------------------------------------------------------------
                                                           1 Year Ended    3 Years      5 Years      Inception of
                       Subaccount                             Ended         Ended        Ended      Subaccount to
              (Subaccount Inception Date*)                   12/31/00      12/31/00     12/31/00      12/31/00
--------------------------------------------------------------------------------------------------------------------
FIDELITY VIP Funds (INITIAL CLASS SHARES)
--------------------------------------------------------------------------------------------------------------------
   Asset Manager (11/6/95)                                  -10.04%         3.43%         8.49%          9.12%
   Contrafund(R)(11/6/95)                                   -12.52%        11.34%        15.26%         14.73%
   Equity-Income (11/6/95)                                    2.06%         5.20%        10.89%         11.78%
   Growth (11/6/95)                                         -16.61%        16.32%        16.78%         14.77%
   Index 500 (11/6/95)                                      -15.07%         8.48%        15.42%         14.62%
   Investment Grade Bond (11/6/95)                            4.90%         2.50%         3.34%          3.70%
   Money Market (11/6/95)**                                  -0.11%         1.93%         2.75%          2.76%
--------------------------------------------------------------------------------------------------------------------
FIDELITY VIP FUNDS (SERVICE CLASS 2 SHARES)
--------------------------------------------------------------------------------------------------------------------
   Dynamic Capital Appreciation (8/1/01)                      N/A           N/A           N/A            N/A
   Mid Cap (8/1/01)                                           N/A           N/A           N/A            N/A
   Overseas (8/1/01)                                          N/A           N/A           N/A            N/A
--------------------------------------------------------------------------------------------------------------------
FIRST EAGLE SOGEN VARIABLE FUNDS, INC.
--------------------------------------------------------------------------------------------------------------------
   First Eagle SoGen Overseas Variable (9/1/97)               0.73%         N/A           N/A           12.17%
--------------------------------------------------------------------------------------------------------------------
J.P. MORGAN SERIES TRUST II
--------------------------------------------------------------------------------------------------------------------
   Bond (8/1/01)                                              N/A           N/A           N/A            N/A
   International Opportunities (8/1/01)                       N/A           N/A           N/A            N/A
   Small Company (8/1/01)                                     N/A           N/A           N/A            N/A
   U.S. Disciplined Equity (8/1/01)                           N/A           N/A           N/A            N/A
--------------------------------------------------------------------------------------------------------------------
NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
--------------------------------------------------------------------------------------------------------------------
   Mid-Cap Growth (5/1/00)                                    N/A           N/A           N/A            N/A
   Socially Responsive (5/1/00)                               N/A           N/A           N/A            N/A
--------------------------------------------------------------------------------------------------------------------
OCC ACCUMULATION TRUST
--------------------------------------------------------------------------------------------------------------------
   Managed (11/6/95)                                          2.23%         3.23%         N/A           38.73%
   Small Cap (11/6/95)                                       38.68%         5.21%        10.70%         41.10%
   Target (8/1/01)                                            N/A           N/A           N/A            N/A
--------------------------------------------------------------------------------------------------------------------
PIMCO VARIABLE INSURANCE TRUST (ADMINISTRATIVE CLASS SHARES)
--------------------------------------------------------------------------------------------------------------------
   High Yield Bond (5/1/00)                                   N/A           N/A           N/A            N/A
   Real Return Bond (5/1/00)                                  N/A           N/A           N/A            N/A
   Stocks PLUS Growth and Income (5/1/00)                     N/A           N/A           N/A            N/A
--------------------------------------------------------------------------------------------------------------------
ROYCE CAPITAL FUND
--------------------------------------------------------------------------------------------------------------------
   Royce Micro-Cap (9/1/97)                                  12.40%         N/A           N/A           24.74%
--------------------------------------------------------------------------------------------------------------------
SAFECO RESOURCE SERIES TRUST
--------------------------------------------------------------------------------------------------------------------
   Equity (9/1/97)                                          -16.46%         N/A           N/A           -4.87%
   Growth Opportunities (9/1/97)                            -12.13%         N/A           N/A            0.03%
--------------------------------------------------------------------------------------------------------------------
STRONG VARIABLE INSURANCE FUNDS, INC.
--------------------------------------------------------------------------------------------------------------------
   Strong Mid Cap Growth Fund II (8/1/01)                     N/A           N/A           N/A            N/A
--------------------------------------------------------------------------------------------------------------------
STRONG OPPORTUNITY FUND II, INC.
--------------------------------------------------------------------------------------------------------------------
   Strong Opportunity Fund II (8/1/01)                        N/A           N/A           N/A            N/A
--------------------------------------------------------------------------------------------------------------------
T. ROWE PRICE FIXED INCOME SERIES, INC.
--------------------------------------------------------------------------------------------------------------------
   Limited-Term Bond (11/6/95)                               2.87%          1.98%         2.58%        2.80%
--------------------------------------------------------------------------------------------------------------------


====================================================================================================================
                                                      TABLE 1
--------------------------------------------------------------------------------------------------------------------
                                                           1 Year Ended    3 Years      5 Years      Inception of
                       Subaccount                             Ended         Ended        Ended      Subaccount to
              (Subaccount Inception Date*)                   12/31/00      12/31/00     12/31/00      12/31/00
--------------------------------------------------------------------------------------------------------------------
T. ROWE PRICE INTERNATIONAL SERIES, INC.
--------------------------------------------------------------------------------------------------------------------
   International Stock (11/6/95)                            -23.07%         4.65%         5.50%          6.17%
--------------------------------------------------------------------------------------------------------------------
VAN ECK WORLDWIDE INSURANCE TRUST
--------------------------------------------------------------------------------------------------------------------
   Worldwide Emerging Markets (8/1/01)                        N/A           N/A           N/A            N/A
   Worldwide Hard Assets (11/6/95)                            5.08%        -6.07%        -1.36%          0.00%
   Worldwide Real Estate (8/1/01)                             N/A           N/A           N/A            N/A
--------------------------------------------------------------------------------------------------------------------


*Refers to the date when the Separate Account first invested in any class of shares of the underlying portfolios.
**Yield more closely reflects current earnings of the Money Market Subaccount than its total return.


TABLE 2: STANDARD TOTAL RETURNS FOR BASIC CONTRACT ONLY -- NO OPTIONAL
         FEATURES SELECTED

      Table 2 shows the standard average annual total returns for the Basic Contract assuming the Owner selected no optional features. The returns are for the periods since the underlying portfolio first became available to the Separate Account and assume the Contract is surrendered at the end of the applicable period. These figures reflect the daily deduction of a mortality and expenses charge at an annual rate of 0.80%, the daily deduction of an administrative expenses charge at an annual rate of 0.20%, the quarterly deduction of the Contract Fee of $7.50 adjusted for average account size, and the 7-Year Withdrawal Charge that applies to the Basic Contract.



====================================================================================================================
                                                      TABLE 2
--------------------------------------------------------------------------------------------------------------------
                                                          1 Year           3 Years      5 Years      Inception of
                       Subaccount                          Ended            Ended        Ended      Subaccount to
              (Subaccount Inception Date*)               12/31/00          12/31/00     12/31/00       12/31/00
--------------------------------------------------------------------------------------------------------------------
The ALGER AMERICAN FUND
--------------------------------------------------------------------------------------------------------------------
   MidCap Growth (11/6/95)                                    1.09%        20.50%        17.44%         15.49%
   Small Capitalization (11/6/95)                           -32.97%         3.24%         4.91%          3.21%
--------------------------------------------------------------------------------------------------------------------
DREYFUS INVESTMENT PORTFOLIOS (SERVICE SHARES)
--------------------------------------------------------------------------------------------------------------------
   Founders Discovery (8/1/01)                                N/A           N/A           N/A            N/A
   Founders Growth (8/1/01)
   Founders International Equity (8/1/01)                     N/A           N/A           N/A            N/A
   Founders Passport (8/1/01)                                 N/A           N/A           N/A            N/A
                                                              N/A           N/A           N/A            N/A
--------------------------------------------------------------------------------------------------------------------
FIDELITY VIP FUNDS (INITIAL CLASS SHARES)
--------------------------------------------------------------------------------------------------------------------
   Asset Manager (11/6/95)                                  -11.55%         3.88%         9.21%          9.85%
   Contrafund(R)(11/6/95)                                   -14.00%        11.69%        15.96%         15.46%
   Equity-Income (11/6/95)                                    0.34%         5.63%        11.60%         12.51%
   Growth (11/6/95)                                         -18.02%        16.63%        17.49%         15.51%
   Index 500 (11/6/95)                                      -16.50%         8.87%        16.13%         15.76%
   Investment Grade Bond (11/6/95)                            3.09%         2.97%         4.07%          4.44%
   Money Market (11/6/95)**                                  -1.76%         2.41%         3.48%          3.51%
--------------------------------------------------------------------------------------------------------------------


====================================================================================================================
                                                      TABLE 2
--------------------------------------------------------------------------------------------------------------------
                                                          1 Year           3 Years      5 Years      Inception of
                       Subaccount                          Ended            Ended        Ended      Subaccount to
              (Subaccount Inception Date*)               12/31/00          12/31/00     12/31/00       12/31/00
--------------------------------------------------------------------------------------------------------------------
FIDELITY VIP FUNDS (SERVICE CLASS 2 SHARES)
--------------------------------------------------------------------------------------------------------------------
   Dynamic Capital Appreciation (8/1/01)                      N/A            N/A          N/A            N/A
   Mid Cap (8/1/01)                                           N/A            N/A          N/A            N/A
   Overseas (8/1/01)                                          N/A            N/A          N/A            N/A
--------------------------------------------------------------------------------------------------------------------
FIRST EAGLE SOGEN VARIABLE FUNDS, INC.
--------------------------------------------------------------------------------------------------------------------
   First Eagle SoGen Overseas Variable (9/1/97)              -0.95%         N/A           N/A           11.38%
--------------------------------------------------------------------------------------------------------------------
J.P. MORGAN SERIES TRUST II
--------------------------------------------------------------------------------------------------------------------
   Bond (8/1/01)                                              N/A           N/A           N/A            N/A
   International Opportunities (8/1/01)                       N/A           N/A           N/A            N/A
   Small Company (8/1/01)                                     N/A           N/A           N/A            N/A
   U.S. Disciplined Equity (8/1/01)                           N/A           N/A           N/A            N/A
--------------------------------------------------------------------------------------------------------------------
NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
--------------------------------------------------------------------------------------------------------------------
   Mid-Cap Growth (5/1/00)                                    N/A           N/A           N/A            N/A
   Socially Responsive (5/1/00)                               N/A           N/A           N/A            N/A
--------------------------------------------------------------------------------------------------------------------
OCC ACCUMULATION TRUST
--------------------------------------------------------------------------------------------------------------------
   Managed (11/6/95)                                          0.51%         3.69%         N/A           42.39%
   Small Cap (11/6/95)                                       35.73%         5.64%        11.41%         44.81%
   Target (8/1/01)                                            N/A           N/A           N/A            N/A
--------------------------------------------------------------------------------------------------------------------
PIMCO VARIABLE INSURANCE TRUST (ADMINISTRATIVE CLASS SHARES)
--------------------------------------------------------------------------------------------------------------------
   High Yield Bond (5/1/00)                                   N/A           N/A           N/A            N/A
   Real Return Bond (5/1/00)                                  N/A           N/A           N/A            N/A
   Stocks PLUS Growth and Income (5/1/00)                     N/A           N/A           N/A            N/A
--------------------------------------------------------------------------------------------------------------------
ROYCE CAPITAL FUND
--------------------------------------------------------------------------------------------------------------------
   Royce Micro-Cap (9/1/97)                                  10.34%         N/A           N/A           23.68%
--------------------------------------------------------------------------------------------------------------------
SAFECO RESOURCE SERIES TRUST
--------------------------------------------------------------------------------------------------------------------
   Equity (9/1/97)                                          -17.87%         N/A           N/A           -5.13%
   Growth Opportunities (9/1/97)                            -13.61%         N/A           N/A           -0.21%
--------------------------------------------------------------------------------------------------------------------
STRONG VARIABLE INSURANCE FUNDS, INC.
--------------------------------------------------------------------------------------------------------------------
   Strong Mid Cap Growth Fund II (8/1/01)                     N/A           N/A           N/A            N/A
--------------------------------------------------------------------------------------------------------------------
STRONG OPPORTUNITY FUND II, INC.
--------------------------------------------------------------------------------------------------------------------
   Strong Opportunity Fund II (8/1/01)                        N/A           N/A           N/A            N/A
--------------------------------------------------------------------------------------------------------------------
T. ROWE PRICE FIXED INCOME SERIES, INC.
--------------------------------------------------------------------------------------------------------------------
   Limited-Term Bond (11/6/95)                                1.13%         2.46%         3.30%          3.55%
--------------------------------------------------------------------------------------------------------------------
T. ROWE PRICE INTERNATIONAL SERIES, INC.
--------------------------------------------------------------------------------------------------------------------
   International Stock (11/6/95)                            -24.37%         5.08%         6.22%          6.91%
--------------------------------------------------------------------------------------------------------------------
VAN ECK WORLDWIDE INSURANCE TRUST
--------------------------------------------------------------------------------------------------------------------
   Worldwide Emerging Markets (8/1/01)                        N/A           N/A           N/A            N/A
   Worldwide Hard Assets (11/6/95)                            3.26%        -5.67%        -0.69%          0.76%
   Worldwide Real Estate (8/1/01)                             N/A           N/A           N/A            N/A
--------------------------------------------------------------------------------------------------------------------


*Refers to the date when the Separate Account first invested in any class of shares of the underlying portfolios.
**Yield more closely reflects current earnings of the Money Market Subaccount than its total return.

TABLE 3: NONSTANDARD TOTAL RETURNS FOR CONTRACT WITH MAXIMUM CHARGES - BUT NO BONUS CREDIT FEATURE

      Table 3 shows the nonstandard average annual total returns for the Contract assuming the Owner selected optional features for maximum Separate Account charges, but did not select a Bonus Credit feature. The returns are for the periods since the underlying portfolio first became available to the Separate Account and assume the Contract is not surrendered. These figures reflect the daily deduction of the maximum Separate Account charge at an annual rate of 2.50%. No Bonus Credit is added to the initial premium. No Bonus Credit is added to the initial premium.


      These figures do not reflect any Withdrawal Charge or quarterly Contract Fee, which, if deducted, would reduce performance. Nonstandard performance data will only be disclosed if standard performance data for the required periods is also disclosed.


====================================================================================================================
                                                      TABLE 3
--------------------------------------------------------------------------------------------------------------------
                                                          1 Year           3 Years      5 Years      Inception of
                       Subaccount                          Ended            Ended        Ended      Subaccount to
              (Subaccount Inception Date*)               12/31/00          12/31/00     12/31/00       12/31/00
--------------------------------------------------------------------------------------------------------------------
The ALGER AMERICAN FUND
--------------------------------------------------------------------------------------------------------------------
   MidCap Growth (11/6/95)                                  6.53%          20.32%        16.36%         14.45%
   Small Capitalization (11/6/95)                         -28.97%           3.86%         4.35%          2.70%
--------------------------------------------------------------------------------------------------------------------
DREYFUS INVESTMENT PORTFOLIOS (SERVICE SHARES)
--------------------------------------------------------------------------------------------------------------------
   Founders Discovery (8/1/01)                              N/A             N/A           N/A            N/A
   Founders Growth (8/1/01)                                 N/A             N/A           N/A            N/A
   Founders International Equity (8/1/01)                   N/A             N/A           N/A            N/A
   Founders Passport (8/1/01)                               N/A             N/A           N/A            N/A
--------------------------------------------------------------------------------------------------------------------
FIDELITY VIP FUNDS (INITIAL CLASS SHARES)
--------------------------------------------------------------------------------------------------------------------
   Asset Manager (11/6/95)                                 -6.27%           4.47%         8.45%          9.04%
   Contrafund(R)(11/6/95)                                  -8.86%          11.90%        14.94%         14.43%
   Equity-Income (11/6/95)                                  5.78%           6.12%        10.74%         11.58%
   Growth (11/6/95)                                       -13.13%          16.60%        16.40%         14.46%
   Index 500 (11/6/95)                                    -11.51%           9.21%        15.10%         14.11%
   Investment Grade Bond (11/6/95)                          8.51%           3.62%         3.56%          3.89%
   Money Market (11/6/95)**                                 3.73%           3.08%         3.00%          3.00%
--------------------------------------------------------------------------------------------------------------------
FIDELITY VIP FUNDS (SERVICE CLASS 2 SHARES)
--------------------------------------------------------------------------------------------------------------------
   Dynamic Capital Appreciation (8/1/01)                     N/A            N/A           N/A            N/A
   Mid Cap (8/1/01)                                          N/A            N/A           N/A            N/A
   Overseas (8/1/01)                                         N/A            N/A           N/A            N/A
--------------------------------------------------------------------------------------------------------------------
FIRST EAGLE SOGEN VARIABLE FUNDS, INC.
--------------------------------------------------------------------------------------------------------------------
   First Eagle SoGen Overseas Variable (9/1/97)              4.55%          N/A           N/A           17.63%
--------------------------------------------------------------------------------------------------------------------
J.P. MORGAN SERIES TRUST II
--------------------------------------------------------------------------------------------------------------------
   Bond (8/1/01)                                             N/A            N/A           N/A            N/A
   International Opportunities (8/1/01)                      N/A            N/A           N/A            N/A
   Small Company (8/1/01)                                    N/A            N/A           N/A            N/A
   U.S. Disciplined Equity (8/1/01)                          N/A            N/A           N/A            N/A
--------------------------------------------------------------------------------------------------------------------
NEUBERGER BERMAN Advisers Management Trust
--------------------------------------------------------------------------------------------------------------------


====================================================================================================================
                                                      TABLE 3
--------------------------------------------------------------------------------------------------------------------
                                                          1 Year           3 Years      5 Years      Inception of
                       Subaccount                          Ended            Ended        Ended      Subaccount to
              (Subaccount Inception Date*)               12/31/00          12/31/00     12/31/00       12/31/00
--------------------------------------------------------------------------------------------------------------------
   Mid-Cap Growth (5/1/00)                                    N/A           N/A           N/A            N/A
   Socially Responsive (5/1/00)                               N/A           N/A           N/A            N/A
--------------------------------------------------------------------------------------------------------------------
OCC ACCUMULATION TRUST
--------------------------------------------------------------------------------------------------------------------
   Managed (11/6/95)                                          5.95%         5.99%         N/A           43.62%
   Small Cap (11/6/95)                                       40.67%         7.88%        11.64%         46.00%
   Target (8/1/01)                                            N/A           N/A           N/A            N/A
--------------------------------------------------------------------------------------------------------------------
PIMCO VARIABLE INSURANCE TRUST (ADMINISTRATIVE CLASS SHARES)
--------------------------------------------------------------------------------------------------------------------
   High Yield Bond (5/1/00)                                   N/A           N/A           N/A            N/A
   Real Return Bond (5/1/00)                                  N/A           N/A           N/A            N/A
   Stocks PLUS Growth and Income (5/1/00)                     N/A           N/A           N/A            N/A
--------------------------------------------------------------------------------------------------------------------
ROYCE CAPITAL FUND
--------------------------------------------------------------------------------------------------------------------
   Royce Micro-Cap (9/1/97)                                  15.67%         N/A           N/A           29.90%
--------------------------------------------------------------------------------------------------------------------
SAFECO RESOURCE SERIES TRUST
--------------------------------------------------------------------------------------------------------------------
   Equity (9/1/97)                                          -12.96%         N/A           N/A           -3.69%
   Growth Opportunities (9/1/97)                             -8.45%         N/A           N/A            1.17%
--------------------------------------------------------------------------------------------------------------------
STRONG VARIABLE INSURANCE FUNDS, INC.
--------------------------------------------------------------------------------------------------------------------
   Strong Mid Cap Growth Fund II (8/1/01)                     N/A           N/A           N/A            N/A
--------------------------------------------------------------------------------------------------------------------
STRONG OPPORTUNITY FUND II, INC.
--------------------------------------------------------------------------------------------------------------------
   Strong Opportunity Fund II (8/1/01)                        N/A           N/A           N/A            N/A
--------------------------------------------------------------------------------------------------------------------
T. ROWE PRICE FIXED INCOME SERIES, INC.
--------------------------------------------------------------------------------------------------------------------
   Limited-Term Bond (11/6/95)                                6.60%         3.15%         2.86%          3.06%
--------------------------------------------------------------------------------------------------------------------
T. ROWE PRICE INTERNATIONAL SERIES, INC.
--------------------------------------------------------------------------------------------------------------------
   International Stock (11/6/95)                            -19.84%         5.63%         5.62%          6.25%
--------------------------------------------------------------------------------------------------------------------
VAN ECK WORLDWIDE INSURANCE TRUST
--------------------------------------------------------------------------------------------------------------------
   Worldwide Emerging Markets (8/1/01)                        N/A           N/A           N/A            N/A
   Worldwide Hard Assets (11/6/95)                            8.70%        -4.73%        -0.91%          0.42%
   Worldwide Real Estate (8/1/01)                             N/A           N/A           N/A            N/A
--------------------------------------------------------------------------------------------------------------------


*Refers to the date when the Separate Account first invested in any class of shares of the underlying portfolios.
**Yield more closely reflects current earnings of the Money Market Subaccount than its total return.


TABLE 4: NONSTANDARD TOTAL RETURNS FOR BASIC CONTRACT ONLY - NO OPTIONAL FEATURES SELECTED

         Table 4 shows the nonstandard average annual total returns for the Basic Contract only and assumes the Owner selected no optional features. The returns are for the periods since the underlying portfolio first became available to the Separate Account and assume the Contract is not surrendered. These figures reflect the daily deduction of a mortality and expenses charge at an annual rate of 0.80% and the daily deduction of an administrative expenses charge at an annual rate of 0.20%.

         These figures do not reflect any Withdrawal Charge or quarterly Contract Fee, which, if deducted, would reduce performance. Nonstandard performance data will only be disclosed if standard performance data for the required periods is also disclosed.


====================================================================================================================
                                                      TABLE 4
--------------------------------------------------------------------------------------------------------------------
                                                          1 Year           3 Years      5 Years      Inception of
                       Subaccount                          Ended            Ended        Ended      Subaccount to
              (Subaccount Inception Date*)               12/31/00          12/31/00     12/31/00       12/31/00
--------------------------------------------------------------------------------------------------------------------
THE ALGER AMERICAN FUND
--------------------------------------------------------------------------------------------------------------------
   MidCap Growth (11/6/95)                                    8.10%        22.11%        18.09%         16.15%
   Small Capitalization (11/6/95)                           -27.92%         5.40%         5.90%          4.22%
--------------------------------------------------------------------------------------------------------------------
DREYFUS INVESTMENT PORTFOLIOS (SERVICE SHARES)
--------------------------------------------------------------------------------------------------------------------
   Founders Discovery (8/1/01)                                N/A           N/A           N/A            N/A
   Founders Growth (8/1/01)                                   N/A           N/A           N/A            N/A
   Founders International Equity (8/1/01)                     N/A           N/A           N/A            N/A
   Founders Passport (8/1/01)                                 N/A           N/A           N/A            N/A
--------------------------------------------------------------------------------------------------------------------
FIDELITY VIP FUNDS (INITIAL CLASS SHARES)
--------------------------------------------------------------------------------------------------------------------
   Asset Manager (11/6/95)                                   -4.88%         6.02%        10.06%         10.65%
   Contrafund(R)(11/6/95)                                    -7.51%        13.56%        16.65%         16.13%
   Equity-Income (11/6/95)                                    7.35%         7.69%        12.38%         13.23%
   Growth (11/6/95)                                         -11.84%        18.33%        18.13%         16.15%
   Index 500 (11/6/95)                                      -10.20%        10.83%        16.81%         15.80%
   Investment Grade Bond (11/6/95)                           10.12%         5.15%         5.10%          5.43%
   Money Market (11/6/95)**                                   5.27%         4.61%         4.53%          4.52%
--------------------------------------------------------------------------------------------------------------------
FIDELITY VIP FUNDS (SERVICE CLASS 2 SHARES)
--------------------------------------------------------------------------------------------------------------------
   Dynamic Capital Appreciation (8/1/01)                      N/A            N/A          N/A            N/A
   Mid Cap (8/1/01)                                           N/A            N/A          N/A            N/A
   Overseas (8/1/01)                                          N/A            N/A          N/A            N/A
--------------------------------------------------------------------------------------------------------------------
FIRST EAGLE SOGEN VARIABLE FUNDS, INC.
--------------------------------------------------------------------------------------------------------------------
   First Eagle SoGen Overseas Variable (9/1/97)               6.10%         N/A           N/A           15.56%
--------------------------------------------------------------------------------------------------------------------
J.P. MORGAN SERIES TRUST II
--------------------------------------------------------------------------------------------------------------------
   Bond (8/1/01)                                              N/A           N/A           N/A            N/A
   International Opportunities (8/1/01)                       N/A           N/A           N/A            N/A
   Small Company (8/1/01)                                     N/A           N/A           N/A            N/A
   U.S. Disciplined Equity (8/1/01)                           N/A           N/A           N/A            N/A
--------------------------------------------------------------------------------------------------------------------
NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
--------------------------------------------------------------------------------------------------------------------
   Mid-Cap Growth (5/1/00)                                    N/A           N/A           N/A            N/A
   Socially Responsive (5/1/00)                               N/A           N/A           N/A            N/A
--------------------------------------------------------------------------------------------------------------------
OCC ACCUMULATION TRUST
--------------------------------------------------------------------------------------------------------------------
   Managed (11/6/95)                                          7.52%         5.82%         N/A           46.16%
   Small Cap (11/6/95)                                       42.75%         7.71%        12.20%         48.58%
   Target (8/1/01)                                            N/A           N/A           N/A            N/A
--------------------------------------------------------------------------------------------------------------------
PIMCO VARIABLE INSURANCE TRUST (ADMINISTRATIVE CLASS SHARES)
--------------------------------------------------------------------------------------------------------------------
   High Yield Bond (5/1/00)                                   N/A           N/A           N/A            N/A
   Real Return Bond (5/1/00)                                  N/A           N/A           N/A            N/A
   Stocks PLUS Growth and Income (5/1/00)                     N/A           N/A           N/A            N/A
--------------------------------------------------------------------------------------------------------------------
ROYCE CAPITAL FUND
--------------------------------------------------------------------------------------------------------------------
   Royce Micro-Cap (9/1/97)                                  17.38%         N/A           N/A           27.73%
--------------------------------------------------------------------------------------------------------------------
SAFECO RESOURCE SERIES TRUST
--------------------------------------------------------------------------------------------------------------------
   Equity (9/1/97)                                          -11.67%         N/A           N/A           -3.03%
   Growth Opportunities (9/1/97)                             -7.09%         N/A           N/A            1.86%


====================================================================================================================
                                                      TABLE 4
--------------------------------------------------------------------------------------------------------------------
                                                          1 Year           3 Years      5 Years      Inception of
                       Subaccount                          Ended            Ended        Ended      Subaccount to
              (Subaccount Inception Date*)               12/31/00          12/31/00     12/31/00       12/31/00
--------------------------------------------------------------------------------------------------------------------
STRONG VARIABLE INSURANCE FUNDS, INC.
--------------------------------------------------------------------------------------------------------------------
   Strong Mid Cap Growth Fund II (8/1/01)                     N/A           N/A           N/A            N/A
--------------------------------------------------------------------------------------------------------------------
STRONG OPPORTUNITY FUND II, INC.
--------------------------------------------------------------------------------------------------------------------
   Strong Opportunity Fund II (8/1/01)                        N/A           N/A           N/A            N/A
--------------------------------------------------------------------------------------------------------------------
T. ROWE PRICE FIXED INCOME SERIES, INC.
--------------------------------------------------------------------------------------------------------------------
   Limited-Term Bond (11/6/95)                                8.18%         4.68%         4.38%          4.59%
--------------------------------------------------------------------------------------------------------------------
T. ROWE PRICE INTERNATIONAL SERIES, INC.
--------------------------------------------------------------------------------------------------------------------
   International Stock (11/6/95)                            -18.65%         7.20%         7.19%          7.83%
--------------------------------------------------------------------------------------------------------------------
VAN ECK WORLDWIDE INSURANCE TRUST
--------------------------------------------------------------------------------------------------------------------
   Worldwide Emerging Markets (8/1/01)                        N/A           N/A           N/A            N/A
   Worldwide Hard Assets (11/6/95)                           10.31%        -3.32%         0.56%          1.91%
   Worldwide Real Estate (8/1/01)                             N/A           N/A           N/A            N/A
--------------------------------------------------------------------------------------------------------------------


*Refers to the date when the Separate Account first invested in any class of shares of the underlying portfolios.
**Yield more closely reflects current earnings of the Money Market Subaccount than its total return.

ADJUSTED HISTORIC PORTFOLIO PERFORMANCE FIGURES


      The following tables show adjusted historic performance data for the portfolios, including for periods before the Subaccounts began operations. It is based on the performance of each portfolio since its operations began, adjusted to deduct some or all of the charges we currently assess under the Contract. If after inception a portfolio subsequently offered a new class of shares that assessed a 12b-1 fee, and the Subaccount invested in the class of shares with the 12b-1 fee, then the underlying portfolio performance will be shown since portfolio inception adjusted to reflect the 12b-1 fees for the entire period since portfolio inception.

TABLE 5: ADJUSTED PORTFOLIO TOTAL RETURNS FOR CONTRACT WITH 5% BONUS CREDIT FEATURE AND MAXIMUM CHARGES - ASSUMES THE CONTRACT IS SURRENDERED

      Table 5 shows the adjusted historic portfolio average annual total returns for the Contract assuming the Owner chose a 5% Bonus Credit feature and maximum Separate Account charges. The returns are for the periods since the inception of each portfolio and assume the Contract is surrendered at the end of the applicable period. These figures reflect the crediting of a 5% Bonus Credit to the initial premium, the daily deduction of the maximum Separate Account charges at an annual rate of 2.50% (except that, for some portfolios during the period prior to the inception of the Subaccount, deductions are monthly), the quarterly deduction of the Contract Fee of $7.50 adjusted for average account size; and the deduction of the 9-Year Withdrawal Charge that applies to the Contract with a 5% Bonus Credit feature.


====================================================================================================================
                                                      TABLE 5
====================================================================================================================
                                                       1 Year      3 Years     5 Years    10 Years    Inception of
                     Portfolio                          Ended       Ended       Ended       Ended     Portfolio to
            (Portfolio Inception Date(1))             12/31/00    12/31/00    12/31/00    12/31/00      12/31/00
---------------------------------------------------------------------------------------------------------------------
THE ALGER AMERICAN FUND
--------------------------------------------------------------------------------------------------------------------
   MidCap Growth (4/30/93)                               2.84%      20.23%      16.73%       N/A         20.13%
   Small Capitalization (9/20/88)                      -31.82%       2.78%       4.19%      11.32%       13.56%
--------------------------------------------------------------------------------------------------------------------
DREYFUS INVESTMENT PORTFOLIOS (SERVICE SHARES) (2)
--------------------------------------------------------------------------------------------------------------------
   Founders Discovery (12/15/99)                       -19.04%       N/A         N/A         N/A         -9.73%
   Founders Growth (9/30/98)                           -30.29%       N/A         N/A         N/A         13.08%
   Founders International Equity (9/30/98)             -26.66%       N/A         N/A         N/A         13.71%
   Founders Passport (9/30/98)                         -33.38%       N/A         N/A         N/A         14.03%
--------------------------------------------------------------------------------------------------------------------
FIDELITY VIP FUNDS (INITIAL CLASS SHARES)
--------------------------------------------------------------------------------------------------------------------
   Asset Manager (9/7/89)                              -10.04%       3.43%       8.49%       9.94%        9.13%
   Contrafund(R)(1/4/95)                               -12.52%      11.34%      15.26%       N/A         18.72%
   Equity-Income (10/10/86)                              2.06%       5.20%      10.89%      15.02%       10.89%
   Growth (10/10/86)                                   -16.61%      16.32%      16.78%      17.66%       13.92%
   Index 500 (8/28/92)                                 -15.07%       8.48%      15.42%       N/A         15.95%
   Investment Grade Bond (12/31/90)                      4.90%       2.50%       3.34%       5.53%        5.79%
   Money Market (4/30/82) (3)                           -0.11%       1.93%       2.75%       2.84%        4.12%
--------------------------------------------------------------------------------------------------------------------
FIDELITY VIP FUNDS (SERVICE CLASS 2 SHARES) (4)
--------------------------------------------------------------------------------------------------------------------
   Dynamic Capital Appreciation (9/26/00)                N/A         N/A         N/A         N/A          N/A
   Mid Cap (12/26/98)                                   27.36%       N/A         N/A         N/A         39.32%
   Overseas (1/29/87)                                  -24.54%       5.27%       7.44%       6.82%        5.83%
--------------------------------------------------------------------------------------------------------------------
FIRST EAGLE SOGEN VARIABLE FUNDS, INC.
--------------------------------------------------------------------------------------------------------------------
   First Eagle SoGen Overseas Variable (2/3/97)          0.73%      13.38%       N/A         N/A          8.75%
--------------------------------------------------------------------------------------------------------------------
J.P. MORGAN SERIES TRUST II
--------------------------------------------------------------------------------------------------------------------
   Bond (1/3/95)                                         4.21%       1.99%       2.86%       N/A          4.77%
   International Opportunities (1/3/95)                -21.20%       2.62%       4.70%       N/A          5.59%
   Small Company (1/3/95)                              -17.04%       2.71%       9.79%       N/A         13.06%
   U.S. Disciplined Equity (1/3/95)                    -16.68%       5.38%      12.26%       N/A         15.30%
--------------------------------------------------------------------------------------------------------------------
NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
--------------------------------------------------------------------------------------------------------------------
   Mid-Cap Growth (11/3/97)                            -13.35%      22.59%       N/A         N/A         27.68%
   Socially Responsive (2/19/99)                        -7.89%       N/A         N/A         N/A          2.51%
--------------------------------------------------------------------------------------------------------------------
OCC ACCUMULATION TRUST
--------------------------------------------------------------------------------------------------------------------
   Managed (8/1/88)                                      2.23%       3.23%      10.25%      15.65%       14.49%
   Small Cap (8/1/88)                                   38.68%       5.21%      10.70%      14.13%       11.43%
   Target                                                N/A         N/A         N/A         N/A          N/A
--------------------------------------------------------------------------------------------------------------------
PIMCO VARIABLE INSURANCE TRUST (ADMINISTRATIVE CLASS SHARES)
--------------------------------------------------------------------------------------------------------------------
   High Yield Bond (4/30/98)                            -7.21%       N/A         N/A         N/A         -2.57%
   Real Return Bond (9/30/99)                            7.89%       N/A         N/A         N/A          5.62%
   Stocks PLUS Growth and Income (12/31/97)            -15.26%      10.85%       N/A         N/A         10.83%
--------------------------------------------------------------------------------------------------------------------
ROYCE CAPITAL FUND
--------------------------------------------------------------------------------------------------------------------
   Royce Micro-Cap (12/27/96)                           12.40%      13.17%       N/A         N/A         14.61%
--------------------------------------------------------------------------------------------------------------------


====================================================================================================================
                                                      TABLE 5
====================================================================================================================
                                                       1 Year      3 Years     5 Years    10 Years    Inception of
                     Portfolio                          Ended       Ended       Ended       Ended     Portfolio to
            (Portfolio Inception Date(1))             12/31/00    12/31/00    12/31/00    12/31/00      12/31/00
---------------------------------------------------------------------------------------------------------------------
SAFECO RESOURCE SERIES TRUST
--------------------------------------------------------------------------------------------------------------------
   Equity (4/3/87)                                     -16.46%       3.13%      10.55%      14.10%       10.91%
   Growth Opportunities (1/7/93)                       -12.13%      -3.46%      11.20%       N/A         16.97%
--------------------------------------------------------------------------------------------------------------------
STRONG VARIABLE INSURANCE FUNDS, INC.
--------------------------------------------------------------------------------------------------------------------
   Strong Mid Cap Growth Fund II (12/31/96)            -20.25%      24.66%       N/A         N/A         25.00%
--------------------------------------------------------------------------------------------------------------------
STRONG OPPORTUNITY FUND II, INC.
--------------------------------------------------------------------------------------------------------------------
   Strong Opportunity Fund II (5/8/92)                   0.19%      14.50%      16.76%       N/A         15.73%
--------------------------------------------------------------------------------------------------------------------
T. ROWE PRICE FIXED INCOME SERIES, INC.
--------------------------------------------------------------------------------------------------------------------
   Limited-Term Bond (5/13/94)                           2.87%       1.98%       2.58%       N/A          3.35%
--------------------------------------------------------------------------------------------------------------------
T. ROWE PRICE INTERNATIONAL SERIES, INC.
--------------------------------------------------------------------------------------------------------------------
   International Stock (3/31/94)                       -23.07%       4.65%       5.50%       N/A          5.37%
--------------------------------------------------------------------------------------------------------------------
VAN ECK WORLDWIDE INSURANCE TRUST
--------------------------------------------------------------------------------------------------------------------
   Worldwide Emerging Markets (12/21/95)               -45.58%     -11.97%      -5.79%       N/A         -5.95%
   Worldwide Hard Assets (9/1/89)                        5.08%      -6.07%      -1.36%       3.64%        2.27%
   Worldwide Real Estate (6/23/97)                      12.55%      -2.82%       N/A         N/A          2.60%
--------------------------------------------------------------------------------------------------------------------

(1) Refers to the date when the Separate Account first invested in any class of shares of the underlying portfolios.
(2) The performance of the Dreyfus Founders Discovery, Growth, International Equity, and Passport portfolios reflects the performance of each portfolio's Service Shares (12b-1 fees of 0.25% deducted) from their inception (12/31/00), and the performance of the Initial Shares of each portfolio from their inception (12/15/99 for Discovery, and 9/30/98 for the others) until 12/31/00, adjusted to deduct the 12b-1 fee of 0.25%.
(3) Yield more closely reflects current earnings of the Money Market Subaccount than its total return.
(4) The performance of the Fidelity VIP Mid Cap portfolio reflects the performance of that portfolio's Service Class shares from the portfolio's inception (12/28/98) until 12/31/00, adjusted to deduct an additional 12b-1 fee of 0.15%. The performance of the Fidelity VIP Overseas portfolio reflects the performance of that portfolio's Initial Class of shares from their inception (1/29/87) until the inception of the Service Class shares (11/3/97), adjusted to deduct the 12b-1 fee of 0.25%, and the performance of that portfolio's Service Class Shares from 11/3/97 until 12/31/00, adjusted to deduct an additional 12b-1 fee of 0.15%.

TABLE 6: ADJUSTED PORTFOLIO RETURNS FOR BASIC CONTRACT ONLY - NO OPTIONAL FEATURES SELECTED - ASSUMES THE CONTRACT IS SURRENDERED

         Table 6 shows the adjusted historic portfolio average annual total returns for the Basic Contract assuming the Owner selected no optional features. The returns are for the periods since the inception of each portfolio and assume the Contract is surrendered at the end of the applicable period. These figures reflect the daily deduction of the mortality and expenses charge at an annual rate of 0.80%, the daily deduction of the annual administrative expenses charge at the annual rate of 0.20% (except that, for some portfolios during the period prior to the inception of the Subaccount, deductions are monthly), the quarterly deduction of the Contract Fee of $7.50 adjusted for average account size, and the 7-Year Withdrawal Charge that applies to the Basic Contract.


====================================================================================================================
                                                      TABLE 6
====================================================================================================================
                                                       1 Year      3 Years     5 Years    10 Years    Inception of
                     Portfolio                          Ended       Ended       Ended       Ended     Portfolio to
            (Portfolio Inception Date(1))             12/31/00    12/31/00    12/31/00    12/31/00      12/31/00
--------------------------------------------------------------------------------------------------------------------
THE ALGER AMERICAN FUND
--------------------------------------------------------------------------------------------------------------------
   MidCap Growth (4/30/93)                               1.09%      20.50%      17.44%       N/A         21.22%
   Small Capitalization (9/20/88)                      -32.97%       3.24%       4.91%      12.43%       14.79%
--------------------------------------------------------------------------------------------------------------------
DREYFUS INVESTMENT PORTFOLIOS (SERVICE SHARES) (2)
--------------------------------------------------------------------------------------------------------------------
   Founders Discovery (12/15/99)                       -20.41%       N/A         N/A         N/A        -11.13%
   Founders Growth (9/30/98)                           -31.46%       N/A         N/A         N/A         13.00%
   Founders International Equity (9/30/98)             -27.90%       N/A         N/A         N/A         13.62%
   Founders Passport (9/30/98)                         -34.51%       N/A         N/A         N/A         13.94%
--------------------------------------------------------------------------------------------------------------------
FIDELITY VIP FUNDS (INITIAL CLASS SHARES)
--------------------------------------------------------------------------------------------------------------------
   Asset Manager (9/7/89)                              -11.55%       3.88%       9.21%      11.03%       10.27%
   Contrafund(R)(1/4/95)                               -14.00%      11.69%      15.96%       N/A         19.60%
   Equity-Income (10/10/86)                              0.34%       5.63%      11.60%      16.16%       12.16%
   Growth (10/10/86)                                   -18.02%      16.63%      17.49%      18.83%       15.21%
   Index 500 (8/28/92)                                 -16.50%       8.87%      16.13%       N/A         16.69%
   Investment Grade Bond (12/31/90)                      3.09%       2.97%       4.07%       6.58%        6.66%
   Money Market (4/30/82) (3)                           -1.76%       2.41%       3.48%       3.87%        5.38%
--------------------------------------------------------------------------------------------------------------------
FIDELITY VIP FUNDS (SERVICE CLASS 2 SHARES) (4)
--------------------------------------------------------------------------------------------------------------------
   Dynamic Capital Appreciation (9/26/00)                N/A        N/A          N/A         N/A          N/A
   Mid Cap (12/28/98)                                   24.79%      N/A          N/A         N/A         38.65%
   Overseas (1/29/87)                                  -25.81%       5.70%       8.15%       7.88%        7.03%
--------------------------------------------------------------------------------------------------------------------
FIRST EAGLE SOGEN VARIABLE FUNDS, INC.
--------------------------------------------------------------------------------------------------------------------
   First Eagle SoGen Overseas Variable (2/3/97)         -0.95%      13.72%       N/A         N/A          9.41%
--------------------------------------------------------------------------------------------------------------------
J.P. MORGAN SERIES TRUST II
--------------------------------------------------------------------------------------------------------------------
   Bond (1/3/95)                                         2.42%       2.46%       3.58%       N/A          5.63%
   International Opportunities (1/3/95)                -22.53%       3.09%       5.41%       N/A          6.44%
   Small Company (1/3/95)                              -18.44%       3.17%      10.50%       N/A         13.92%
   U.S. Disciplined Equity (1/3/95)                    -18.09%       5.80%      12.97%       N/A         16.16%
--------------------------------------------------------------------------------------------------------------------
NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
--------------------------------------------------------------------------------------------------------------------
   Mid-Cap Growth (11/3/97)                            -14.81%      22.83%       N/A         N/A         27.96%
   Socially Responsive (2/19/99)                        -9.45%      N/A          N/A         N/A          2.30%
--------------------------------------------------------------------------------------------------------------------
OCC ACCUMULATION TRUST
--------------------------------------------------------------------------------------------------------------------
   Managed (8/1/88)                                      0.51%       3.69%      10.96%      16.80%       15.73%
   Small Cap (8/1/88)                                   35.73%       5.64%      11.41%      15.26%       12.65%
   Target                                                N/A         N/A         N/A         N/A          N/A
--------------------------------------------------------------------------------------------------------------------
PIMCO VARIABLE INSURANCE TRUST (ADMINISTRATIVE CLASS SHARES)
--------------------------------------------------------------------------------------------------------------------
   High Yield Bond (4/30/98)                            -8.78%       N/A         N/A         N/A         -2.26%
   Real Return Bond (9/30/99)                            5.97%       N/A         N/A         N/A          4.46%
   Stocks PLUS Growth and Income (12/31/97)            -16.69%      11.21%       N/A         N/A         11.19%
--------------------------------------------------------------------------------------------------------------------
ROYCE CAPITAL FUND
--------------------------------------------------------------------------------------------------------------------
   Royce Micro-Cap (12/27/96)                           10.34%      13.51%       N/A         N/A         15.31%
--------------------------------------------------------------------------------------------------------------------
SAFECO RESOURCE SERIES TRUST


====================================================================================================================
                                                      TABLE 6
====================================================================================================================
                                                       1 Year      3 Years     5 Years    10 Years    Inception of
                     Portfolio                          Ended       Ended       Ended       Ended     Portfolio to
            (Portfolio Inception Date(1))             12/31/00    12/31/00    12/31/00    12/31/00      12/31/00
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
   Equity (4/3/87)                                     -17.87%       3.59%      11.26%      15.22%       12.15%
   Growth Opportunities (1/7/93)                       -13.61%      -3.07%      11.88%       N/A         18.03%
--------------------------------------------------------------------------------------------------------------------
STRONG VARIABLE INSURANCE FUNDS, INC.
--------------------------------------------------------------------------------------------------------------------
   Strong Mid Cap Growth Fund II (12/31/96)            -21.60%      24.89%       N/A         N/A         25.59%
--------------------------------------------------------------------------------------------------------------------
STRONG OPPORTUNITY FUND II, INC.
--------------------------------------------------------------------------------------------------------------------
   Strong Opportunity Fund II (5/8/92)                  -1.47%      14.82%      17.48%       N/A         16.89%
--------------------------------------------------------------------------------------------------------------------
T. ROWE PRICE FIXED INCOME SERIES, INC.
--------------------------------------------------------------------------------------------------------------------
   Limited-Term Bond (5/13/94)                           1.13%       2.46%       3.30%       N/A          4.39%
--------------------------------------------------------------------------------------------------------------------
T. ROWE PRICE INTERNATIONAL SERIES, INC.
--------------------------------------------------------------------------------------------------------------------
   International Stock (3/31/94)                       -24.37%       5.08%       6.22%       N/A          6.40%
--------------------------------------------------------------------------------------------------------------------
VAN ECK WORLDWIDE INSURANCE TRUST
--------------------------------------------------------------------------------------------------------------------
   Worldwide Emerging Markets (12/21/95)               -46.50%     -11.60%      -5.18%       N/A         -5.34%
   Worldwide Hard Assets (9/1/89)                        3.26%      -5.67%      -0.69%       4.67%        3.35%
   Worldwide Real Estate (6/23/97)                      10.48%      -2.42%       N/A         N/A          3.22%
   --------------------------------------------------------------------------------------------------------------------

(1) Refers to the date when the Separate Account first invested in any class of shares of the underlying portfolios.
(2) The performance of the Dreyfus Founders Discovery, Growth, International Equity, and Passport portfolios reflects the performance of each portfolio's Service Shares (12b-1 fees of 0.25% deducted) from their inception (12/31/00), and the performance of the Initial Shares of each portfolio from their inception (12/15/99 for Discovery, and 9/30/98 for the others) until 12/31/00, adjusted to deduct the 12b-1 fee of 0.25%.
(3) Yield more closely reflects current earnings of the Money Market Subaccount than its total return.
(4) The performance of the Fidelity VIP Mid Cap portfolio reflects the performance of that portfolio's Service Class shares from the portfolio's inception (12/28/98) until 12/31/00, adjusted to deduct an additional 12b-1 fee of 0.15%. The performance of the Fidelity VIP Overseas portfolio reflects the performance of that portfolio's Initial Class of shares from their inception (1/29/87) until the inception of the Service Class shares (11/3/97), adjusted to deduct the 12b-1 fee of 0.25%, and the performance of that portfolio's Service Class Shares from 11/3/97 until 12/31/00, adjusted to deduct an additional 12b-1 fee of 0.15%.

TABLE 7: ADJUSTED PORTFOLIO TOTAL RETURNS FOR CONTRACT WITH MAXIMUM CHARGES BUT NO BONUS CREDIT - ASSUMES THE CONTRACT IS NOT SURRENDERED

      Table 7 shows the adjusted historic portfolio average annual total returns for the Contract assuming the Owner selected optional features for maximum charges, but did not select a Bonus Credit features. The returns are for the periods since the inception of each portfolio and assume the Contract is not surrendered. These figures reflect the daily deduction of the maximum Separate Account charge at an annual rate of 2.50% (except that, for some portfolios during the period prior to the inception of the Subaccount, deductions are monthly).

      These figures do not reflect any Withdrawal Charge or quarterly Contract Fee, which, if deducted, would reduce performance.

====================================================================================================================
                                                      TABLE 7
====================================================================================================================
                                                       1 Year      3 Years     5 Years    10 Years    Inception of
                     Portfolio                          Ended       Ended       Ended       Ended     Portfolio to
            (Portfolio Inception Date(1))             12/31/00    12/31/00    12/31/00    12/31/00      12/31/00
--------------------------------------------------------------------------------------------------------------------
THE ALGER AMERICAN FUND


====================================================================================================================
                                                      TABLE 7
====================================================================================================================
                                                       1 Year      3 Years     5 Years    10 Years    Inception of
                     Portfolio                          Ended       Ended       Ended       Ended     Portfolio to
            (Portfolio Inception Date(1))             12/31/00    12/31/00    12/31/00    12/31/00      12/31/00
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
   MidCap Growth (4/30/93)                               6.53%      20.32%      16.36%       N/A         19.56%
   Small Capitalization (9/20/88)                      -28.97%       3.86%       4.35%      10.80%       13.13%
--------------------------------------------------------------------------------------------------------------------
DREYFUS INVESTMENT PORTFOLIOS (SERVICE SHARES) (2)
--------------------------------------------------------------------------------------------------------------------
   Founders Discovery (12/15/99)                       -15.64%      N/A          N/A         N/A         -6.09%
   Founders Growth (9/30/98)                           -27.36%      N/A          N/A         N/A         13.99%
   Founders International Equity (9/30/98)             -23.58%      N/A          N/A         N/A         14.59%
   Founders Passport (9/30/98)                         -30.58%      N/A          N/A         N/A         14.89%
--------------------------------------------------------------------------------------------------------------------
FIDELITY VIP FUNDS (INITIAL CLASS SHARES)
--------------------------------------------------------------------------------------------------------------------
   Asset Manager (9/7/89)                               -6.27%       4.47%       8.45%       9.44%        8.70%
   Contrafund(R)(1/4/95)                                -8.86%      11.90%      14.94%       N/A         18.28%
   Equity-Income (10/10/86)                              5.78%       6.12%      10.74%      14.49%       10.55%
   Growth (10/10/86)                                   -13.13%      16.60%      16.40%      17.11%       13.56%
   Index 500 (8/28/92)                                 -11.51%       9.21%      15.10%       N/A         15.61%
   Investment Grade Bond (12/31/90)                      8.51%       3.62%       3.56%       5.06%        5.41%
   Money Market (4/30/82) (3)                            3.73%       3.08%       3.00%       2.37%        3.89%
--------------------------------------------------------------------------------------------------------------------
FIDELITY VIP FUNDS (SERVICE CLASS 2 SHARES) (4)
--------------------------------------------------------------------------------------------------------------------
   Dynamic Capital Appreciation (9/26/00)                N/A        N/A          N/A         N/A         N/A
   Mid Cap (12/28/98)                                   29.91%      N/A          N/A         N/A         39.14%
   Overseas (1/29/87)                                  -21.38%       6.20%       7.45%       6.34%        5.51%
--------------------------------------------------------------------------------------------------------------------
FIRST EAGLE SOGEN VARIABLE FUNDS, INC.
--------------------------------------------------------------------------------------------------------------------
   First Eagle SoGen Overseas Variable (2/3/97)          4.55%      15.73%       N/A         N/A         10.58%
--------------------------------------------------------------------------------------------------------------------
J.P. MORGAN SERIES TRUST II
--------------------------------------------------------------------------------------------------------------------
   Bond (1/3/95)                                         7.87%       3.16%       3.12%       N/A          4.88%
   International Opportunities (1/3/95)                -17.89%       3.74%       4.86%       N/A          5.65%
   Small Company (1/3/95)                              -13.56%       3.81%       9.70%       N/A         12.81%
   U.S. Disciplined Equity (1/3/95)                    -13.19%       6.30%      12.07%       N/A         14.96%
--------------------------------------------------------------------------------------------------------------------
NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
--------------------------------------------------------------------------------------------------------------------
   Mid-Cap Growth (11/3/97)                             -9.71%      22.58%       N/A         N/A         27.40%
   Socially Responsive (2/19/99)                        -4.00%      N/A          N/A         N/A          4.44%
--------------------------------------------------------------------------------------------------------------------
OCC ACCUMULATION TRUST
--------------------------------------------------------------------------------------------------------------------
   Managed (8/1/88)                                      5.95%       5.99%      11.20%      15.67%       14.52%
   Small Cap (8/1/88)                                   40.67%       7.88%      11.64%      14.16%       11.47%
   Target                                                N/A        N/A          N/A         N/A          N/A
--------------------------------------------------------------------------------------------------------------------
PIMCO VARIABLE INSURANCE TRUST (ADMINISTRATIVE CLASS SHARES)
--------------------------------------------------------------------------------------------------------------------
   High Yield Bond (4/30/98)                            -3.28%      N/A          N/A         N/A         -1.01%
   Real Return Bond (9/30/99)                           11.38%      N/A          N/A         N/A         12.70%
   Stocks PLUS Growth and Income (12/31/97)            -11.70%      13.28%       N/A         N/A         13.27%
--------------------------------------------------------------------------------------------------------------------
ROYCE CAPITAL FUND
--------------------------------------------------------------------------------------------------------------------
   Royce Micro-Cap (12/27/96)                           15.67%      15.52%       N/A         N/A         16.13%
--------------------------------------------------------------------------------------------------------------------
SAFECO RESOURCE SERIES TRUST


====================================================================================================================
                                                      TABLE 7
====================================================================================================================
                                                       1 Year      3 Years     5 Years    10 Years    Inception of
                     Portfolio                          Ended       Ended       Ended       Ended     Portfolio to
            (Portfolio Inception Date(1))             12/31/00    12/31/00    12/31/00    12/31/00      12/31/00
--------------------------------------------------------------------------------------------------------------------
   Equity (4/3/87)                                     -12.96%       4.19%      10.41%      13.57%       10.56%
   Growth Opportunities (1/7/93)                        -8.45%      -2.13%      11.03%       N/A         16.45%
--------------------------------------------------------------------------------------------------------------------
STRONG VARIABLE INSURANCE FUNDS, INC.
--------------------------------------------------------------------------------------------------------------------
   Strong Mid Cap Growth Fund II (12/31/96)            -16.91%      26.60%       N/A         N/A         26.19%
--------------------------------------------------------------------------------------------------------------------
STRONG OPPORTUNITY FUND II, INC.
--------------------------------------------------------------------------------------------------------------------
   Strong Opportunity Fund II (5/8/92)                   4.00%      16.77%      17.54%       N/A         15.87%
--------------------------------------------------------------------------------------------------------------------
T. ROWE PRICE FIXED INCOME SERIES, INC.
--------------------------------------------------------------------------------------------------------------------
   Limited-Term Bond (5/13/94)                           6.60%       3.15%       2.86%       N/A          3.38%
--------------------------------------------------------------------------------------------------------------------
T. ROWE PRICE INTERNATIONAL SERIES, INC.
--------------------------------------------------------------------------------------------------------------------
   International Stock (3/31/94)                       -19.84%       5.63%       5.62%       N/A          5.30%
--------------------------------------------------------------------------------------------------------------------
VAN ECK WORLDWIDE INSURANCE TRUST
--------------------------------------------------------------------------------------------------------------------
   Worldwide Emerging Markets (12/21/95)               -43.28%     -10.70%      -5.35%       N/A         -5.52%
   Worldwide Hard Assets (9/1/89)                        8.70%      -4.73%      -0.91%       3.19%        1.89%
   Worldwide Real Estate (6/23/97)                      15.83%      -1.43%       N/A         N/A          3.54%
--------------------------------------------------------------------------------------------------------------------

(1) Refers to the date when the Separate Account first invested in any class of shares of the underlying portfolios.
(2) The performance of the Dreyfus Founders Discovery, Growth, International Equity, and Passport portfolios reflects the performance of each portfolio's Service Shares (12b-1 fees of 0.25% deducted) from their inception (12/31/00), and the performance of the Initial Shares of each portfolio from their inception (12/15/99 for Discovery, and 9/30/98 for the others) until 12/31/00, adjusted to deduct the 12b-1 fee of 0.25%.
(3) Yield more closely reflects current earnings of the Money Market Subaccount than its total return.
(4) The performance of the Fidelity VIP Mid Cap portfolio reflects the performance of that portfolio's Service Class shares from the portfolio's inception (12/28/98) until 12/31/00, adjusted to deduct an additional 12b-1 fee of 0.15%. The performance of the Fidelity VIP Overseas portfolio reflects the performance of that portfolio's Initial Class of shares from their inception (1/29/87) until the inception of the Service Class shares (11/3/97), adjusted to deduct the 12b-1 fee of 0.25%, and the performance of that portfolio's Service Class Shares from 11/3/97 until 12/31/00, adjusted to deduct an additional 12b-1 fee of 0.15%.

TABLE 8: ADJUSTED PORTFOLIO RETURNS FOR BASIC CONTRACT ONLY - NO OPTIONAL FEATURES SELECTED - ASSUMES THE CONTRACT IS NOT SURRENDERED

      Table 8 shows the adjusted historic portfolio average annual total returns for the Basic Contract only and assumes the Owner selected no optional features. The returns are for periods since the inception of each portfolio and assume the Contract is not surrendered. These figures reflect the daily deduction of the mortality and expenses charges at an annual rate of 0.80%, and the daily deduction of the administrative expenses charge at an annual rate of 0.20% (except that, for some portfolios during the period prior to the inception of the Subaccount, deductions are monthly).

      These figures do not reflect the deduction of any Withdrawal Charge or quarterly Contract Fee, which, if deducted, would reduce performance.

====================================================================================================================
                                                      TABLE 8
====================================================================================================================
                                                       1 Year      3 Years     5 Years    10 Years    Inception of
                     Portfolio                          Ended       Ended       Ended       Ended     Portfolio to
            (Portfolio Inception Date(1))             12/31/00    12/31/00    12/31/00    12/31/00      12/31/00
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
THE ALGER AMERICAN FUND


====================================================================================================================
                                                      TABLE 8
====================================================================================================================
                                                       1 Year      3 Years     5 Years    10 Years    Inception of
                     Portfolio                          Ended       Ended       Ended       Ended     Portfolio to
            (Portfolio Inception Date(1))             12/31/00    12/31/00    12/31/00    12/31/00      12/31/00
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
   MidCap Growth (4/30/93)                               8.10%      22.11%      18.09%       N/A         21.33%
   Small Capitalization (9/20/88)                      -27.92%       5.40%       5.90%      12.45%       14.81%
--------------------------------------------------------------------------------------------------------------------
DREYFUS INVESTMENT PORTFOLIOS (SERVICE SHARES) (2)
--------------------------------------------------------------------------------------------------------------------
   Founders Discovery (12/15/99)                       -14.39%      N/A          N/A         N/A          -4.71
   Founders Growth (9/30/98)                           -26.28%      N/A          N/A         N/A         15.68%
   Founders International Equity (9/30/98)             -22.45%      N/A          N/A         N/A         16.28%
   Founders Passport (9/30/98)                         -29.55%      N/A          N/A         N/A         16.59%
--------------------------------------------------------------------------------------------------------------------
FIDELITY VIP FUNDS (INITIAL CLASS SHARES)
--------------------------------------------------------------------------------------------------------------------
   Asset Manager (9/7/89)                               -4.88%       6.02%      10.06%      11.07%       10.31%
   Contrafund(R)(1/4/95)                                -7.51%      13.56%      16.65%       N/A         20.04%
   Equity-Income (10/10/86)                              7.35%       7.69%      12.38%      16.19%       12.19%
   Growth (10/10/86)                                   -11.84%      18.33%      18.13%      18.85%       15.25%
   Index 500 (8/28/92)                                 -10.20%      10.83%      16.81%       N/A         17.32%
   Investment Grade Bond (12/31/90)                     10.12%       5.15%       5.10%       6.62%        6.71%
   Money Market (4/30/82) (3)                            5.27%       4.61%       4.53%       3.89%        5.42%
--------------------------------------------------------------------------------------------------------------------
FIDELITY VIP FUNDS (SERVICE CLASS 2 SHARES) (4)
--------------------------------------------------------------------------------------------------------------------
   Dynamic Capital Appreciation (9/26/00)                N/A        N/A          N/A         N/A         N/A
   Mid Cap (12/28/98)                                   31.83%      N/A          N/A         N/A         41.20%
   Overseas (1/29/87)                                  -20.21%       7.77%       9.04%       7.91%        7.08%
--------------------------------------------------------------------------------------------------------------------
FIRST EAGLE SOGEN VARIABLE FUNDS, INC.
--------------------------------------------------------------------------------------------------------------------
   First Eagle SoGen Overseas Variable (2/3/97)          6.10%      15.55%       N/A         N/A         10.83%
--------------------------------------------------------------------------------------------------------------------
J.P. MORGAN SERIES TRUST II
--------------------------------------------------------------------------------------------------------------------
   Bond (1/3/95)                                         9.47%       4.69%       4.66%       N/A          6.43%
   International Opportunities (1/3/95)                -16.67%       5.28%       6.42%       N/A          7.21%
   Small Company (1/3/95)                              -12.28%       5.35%      11.33%       N/A         14.48%
   U.S. Disciplined Equity (1/3/95)                    -11.90%       7.88%      13.73%       N/A         16.67%
--------------------------------------------------------------------------------------------------------------------
NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
--------------------------------------------------------------------------------------------------------------------
   Mid-Cap Growth (11/3/97)                             -8.37%      24.40%       N/A         N/A         29.29%
   Socially Responsive (2/19/99)                        -2.58%       N/A         N/A         N/A          5.99%
--------------------------------------------------------------------------------------------------------------------
OCC ACCUMULATION TRUST
--------------------------------------------------------------------------------------------------------------------
   Managed (8/1/88)                                      7.52%       5.82%      11.75%      16.82%       15.76%
   Small Cap (8/1/88)                                   42.75%       7.71%      12.20%      15.29%       12.68%
   Target                                                N/A         N/A         N/A         N/A          N/A
--------------------------------------------------------------------------------------------------------------------
PIMCO VARIABLE INSURANCE TRUST (ADMINISTRATIVE CLASS SHARES)
--------------------------------------------------------------------------------------------------------------------
   High Yield Bond (4/30/98)                            -1.85%       N/A         N/A         N/A          0.46%
   Real Return Bond (9/30/99)                           13.03%       N/A         N/A         N/A         10.01%
   Stocks PLUS Growth and Income (12/31/97)            -10.39%      13.11%       N/A         N/A         13.10%
--------------------------------------------------------------------------------------------------------------------
ROYCE CAPITAL FUND
--------------------------------------------------------------------------------------------------------------------
   Royce Micro-Cap (12/27/96)                           17.38%      15.34%       N/A         N/A         16.49%
--------------------------------------------------------------------------------------------------------------------
SAFECO RESOURCE SERIES TRUST
--------------------------------------------------------------------------------------------------------------------


====================================================================================================================
                                                      TABLE 8
====================================================================================================================
                                                       1 Year      3 Years     5 Years    10 Years    Inception of
                     Portfolio                          Ended       Ended       Ended       Ended     Portfolio to
            (Portfolio Inception Date(1))             12/31/00    12/31/00    12/31/00    12/31/00      12/31/00
--------------------------------------------------------------------------------------------------------------------
   Equity (4/3/87)                                     -11.67%       5.73%      12.05%      15.24%       12.19%
   Growth Opportunities (1/7/93)                        -7.09%      -0.68%      12.65%       N/A         18.14%
--------------------------------------------------------------------------------------------------------------------
STRONG VARIABLE INSURANCE FUNDS, INC.
--------------------------------------------------------------------------------------------------------------------
   Strong Mid Cap Growth Fund II (12/31/96)            -15.68%      26.40%         N/A         N/A       26.51%
--------------------------------------------------------------------------------------------------------------------
STRONG OPPORTUNITY FUND II, INC.
--------------------------------------------------------------------------------------------------------------------
   Strong Opportunity Fund II (5/8/92)                   5.54%      16.59%      18.13%       N/A         16.92%
--------------------------------------------------------------------------------------------------------------------
T. ROWE PRICE FIXED INCOME SERIES, INC.
--------------------------------------------------------------------------------------------------------------------
   Limited-Term Bond (5/13/94)                           8.18%       4.68%       4.38%       N/A          4.91%
--------------------------------------------------------------------------------------------------------------------
T. ROWE PRICE INTERNATIONAL SERIES, INC.
--------------------------------------------------------------------------------------------------------------------
   International Stock (3/31/94)                       -18.65%       7.20%       7.19%       N/A          6.86%
--------------------------------------------------------------------------------------------------------------------
VAN ECK WORLDWIDE INSURANCE TRUST
--------------------------------------------------------------------------------------------------------------------
   Worldwide Emerging Markets (12/21/95)               -42.44%      -9.38%      -3.94%       N/A         -4.11%
   Worldwide Hard Assets (9/1/89)                       10.31%      -3.32%       0.56%       4.72%        3.40%
   Worldwide Real Estate (6/23/97)                      17.54%       0.03%       N/A         N/A          5.08%
    ----------------------------------------------------------------------------------------------------------------

(1) Refers to the date when the Separate Account first invested in any class of shares of the underlying portfolios.
(2) The performance of the Dreyfus Founders Discovery, Growth, International Equity, and Passport portfolios reflects the performance of each portfolio's Service Shares (12b-1 fees of 0.25% deducted) from their inception (12/31/00), and the performance of the Initial Shares of each portfolio from their inception (12/15/99 for Discovery, and 9/30/98 for the others) until 12/31/00, adjusted to deduct the 12b-1 fee of 0.25%.
(3) Yield more closely reflects current earnings of the Money Market Subaccount than its total return.
(4) The performance of the Fidelity VIP Mid Cap portfolio reflects the performance of that portfolio's Service Class shares from the portfolio's inception (12/28/98) until 12/31/00, adjusted to deduct an additional 12b-1 fee of 0.15%. The performance of the Fidelity VIP Overseas portfolio reflects the performance of that portfolio's Initial Class of shares from their inception (1/29/87) until the inception of the Service Class shares (11/3/97), adjusted to deduct the 12b-1 fee of 0.25%, and the performance of that portfolio's Service Class Shares from 11/3/97 until 12/31/00, adjusted to deduct an additional 12b-1 fee of 0.15%.


                              NET INVESTMENT FACTOR

      The Net Investment Factor is an index that measures the investment performance of a Subaccount from one Business Day to the next. Each Subaccount has its own Net Investment Factor, which may be greater or less than one. The Net Investment Factor for each Subaccount equals 1 plus the fraction obtained by dividing (a) by (b) where:

         (a)      is the net result of:

                  1. the investment income, dividends or income distributions (if the ex-dividend date occurred during the current valuation period), and capital gains, realized or unrealized, of the underlying portfolio credited at the end of the current Business Day; plus

                  2. the amount credited or released from reserves for taxes attributed to the operation of the Subaccount; minus

                  3. the capital losses, realized or unrealized, charged by the underlying portfolio at the end of the current Business Day, minus

                  4. any amount charged for taxes or any amount set aside during the Business Day as a reserve for taxes attributable to the operation or maintenance of the Subaccount; minus

                  5. the amount charged on that Business Day for daily Separate Account charges, which may include charges for optional features; and

         (b) is the value of the assets in the Subaccount at the end of the preceding Business Day, adjusted for allocations and transfers to, and withdrawals and transfers from the Subaccount occurring during that preceding Business Day.

Changes in the Net Investment Factor may not be directly proportional to changes in the net asset value of the underlying portfolio shares because of the deduction of Separate Account charges.

                            VARIABLE ANNUITY PAYMENTS

      We determine the dollar amount of the first variable annuity payment in the same manner as that of a fixed annuity payment. Therefore, for any particular amount applied to a variable payout plan, the dollar amount of the first variable annuity payment and the first fixed annuity payment (assuming the fixed payment is based on the minimum guaranteed 3.0% interest rate) will be the same. Later variable annuity payments, however, will vary to reflect the net investment performance of the Subaccount(s) that you or the Annuitant select.

      Annuity units measure the net investment performance of a Subaccount for purposes of determining the amount of variable annuity payments. On the Annuity Start Date, we use the adjusted Contract Value for each Subaccount to purchase annuity units at the annuity unit value for that Subaccount. The number of annuity units in each Subaccount then remains fixed unless an exchange of annuity units is made as described below. Each Subaccount has a separate annuity unit value that changes each Business Day in substantially the same way as does the value of an accumulation unit of a Subaccount.

      We determine the dollar value of each variable annuity payment after the first by multiplying the number of annuity units of a particular Subaccount by the annuity unit value for that Subaccount on the Business Day immediately preceding the date of each payment. If the net investment return of the Subaccount for a payment period equals the pro-rated portion of the 3.0% annual assumed investment rate, then the variable annuity payment for that Subaccount for that period will equal the payment for the prior period. If the net investment return exceeds an annualized rate of 3.0% for a payment period, then the payment for that period will be greater than the payment for the prior period. Similarly, if the return for a period falls short of an annualized rate of 3.0%, then the payment for that period will be less than the payment for the prior period.

ASSUMED INVESTMENT RATE

      The discussion concerning the amount of variable annuity payments which follows this section is based on an assumed investment rate of 3.0% per year. Under the Contract, the you may choose an assumed interest rate of 3.0%, 4.0% or 5.0% at the time you select a variable payout plan. We use the assumed investment rate to determine the first monthly payment per thousand dollars of applied value. THIS RATE DOES NOT BEAR ANY RELATIONSHIP TO THE ACTUAL NET INVESTMENT EXPERIENCE OF THE SEPARATE ACCOUNT OR ANY SUBACCOUNT.

AMOUNT OF VARIABLE ANNUITY PAYMENTS

     The amount of the first variable annuity payment to a payee will depend on the amount (i.e., the adjusted Contract Value, the Surrender Value, the death benefit) applied to effect the variable annuity payment as of the Annuity Start Date, the annuity payout plan option selected, and the Annuitant's age and sex (if applicable). The Contracts contain tables indicating the dollar amount of the first annuity payment under each annuity payment option for each $1,000 applied at various ages. These tables are based upon the 1983 Table A (promulgated by the Society of Actuaries) and an assumed investment rate of 3.0% per year.

      The portion of the first monthly variable annuity payment derived from a Subaccount is divided by the annuity unit value for that Subaccount (calculated as of the date of the first monthly payment). The number of such units remain fixed during the annuity period, assuming that the Annuitant makes no exchanges of annuity units for annuity units of another Subaccount or to provide a fixed annuity payment.

      In any subsequent month, for any Contract, we determine the dollar amount of the variable annuity payment derived from each Subaccount by multiplying the number of annuity units of that Subaccount attributable to that Contract by the value of such annuity unit at the end of the valuation period immediately preceding the date of such payment.


      The annuity unit value will increase or decrease from one payment to the next in proportion to the net investment return of the Subaccount(s) supporting the variable annuity payments, less an adjustment to neutralize the 3.0% assumed investment rate referred to above. Therefore, the dollar amount of variable annuity payments after the first will vary with the amount by which the net investment return of the appropriate Subaccounts is greater or less than 3.0% per year. For example, for a Contract using only one Subaccount to generate variable annuity payments, if that Subaccount has a cumulative net investment return of 5% over a one year period, the first annuity payment in the next year will be approximately 2% greater than the payment on the same date in the preceding year. If such net investment return is 1% over a one year period, then the first annuity payment in the next year will be approximately 2 percentage points less than the payment on the same date in the preceding year. (See also "Variable Annuity Payments" in the prospectus.)


ANNUITY UNIT VALUE


      We calculate the value of an annuity unit at the same time that we calculate the value of an accumulation unit and we base it on the same values for fund shares and other assets and liabilities. (See "Separate Account Value" in the prospectus.) The annuity unit value for each Subaccount's first valuation period was set at $100. We calculate the annuity unit value for a Subaccount for each subsequent valuation period by dividing (1) by (2), then multiplying this quotient by (3) and then multiplying the result by (4), where:


         (1) is the accumulation unit value for the current valuation period;
         (2) is the accumulation unit value for the immediately preceding valuation period;
         (3) is the annuity unit value for the immediately preceding valuation period; and
         (4) is a special factor designed to compensate for the assumed investment rate of 3.0% built into the table used to compute the first variable annuity payment.

      The following illustrations show, by use of hypothetical examples, the method of determining the annuity unit value and the amount of several variable annuity payments based on one Subaccount.

                ILLUSTRATION OF CALCULATION OF ANNUITY UNIT VALUE


1.  Accumulation unit value for current
       valuation period (1/1/01)..........................................$11.15
2.  Accumulation unit value for immediately
       preceding valuation period (12/1/00)...............................$11.10
3.  Annuity unit value for immediately preceding
       valuation period (12/1/00)........................................$105.00
4.  Factor to compensate for the assumed
       investment rate of 3.0%............................................0.9975
5.  Annuity unit value of current valuation
       period (1/1/01) ((1) / (2)) x (3) x (4).........................$105.2093

                    ILLUSTRATION OF VARIABLE ANNUITY PAYMENTS


Annuity Start Date:  1/1/01


1.  Number of accumulation units at Annuity Start Date....................10,000
2.  Accumulation unit value ..............................................$11.15
3.  Adjusted Contract Value (1)x(2).....................................$111,500
4.  First monthly annuity payment per $1,000
       of adj. Contract Value..............................................$5.89
5.  First monthly annuity payment (3)x(4) / 1,000 .......................$656.74
6.  Annuity unit value ................................................$105.2093
7.  Number of annuity units (5)/(6).......................................6.2422
8.  Assume annuity unit value for second month equal to..................$105.30
9.  Second monthly annuity payment (7)x(8)...............................$657.30
10. Assume annuity unit value for third month equal to...................$104.90
11. Third monthly annuity payment (7)x(10)...............................$654.81

                ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS


     IL Annuity may substitute, eliminate, or combine shares of another portfolio for shares already purchased or to be purchased in the future. No substitution, elimination or combination of shares will take place without the prior approval of the SEC. In the event of any such substitution or change, we may (by appropriate endorsement, if necessary) change the Contract to reflect the substitution or change. If we consider it to be in the best interest of Owners and Annuitants, and subject to any approvals that may be required under applicable law, the Separate Account may be operated as a management investment company under the 1940 Act, it may be deregistered under that Act if registration is no longer required, it may be combined with other of our Separate Accounts, Subaccounts may be combined or eliminated, or the assets may be transferred to another Separate Account. In addition, we may, when permitted by law, restrict or eliminate any voting rights you have under the Contracts.


RESOLVING MATERIAL CONFLICTS


         The Funds currently sell shares to registered Separate Accounts of insurance companies other than IL Annuity to support other variable annuity contracts and variable life insurance contracts. In addition, our other Separate Accounts and Separate Accounts of other affiliated life insurance companies may purchase some of the Funds to support other variable annuity or variable life insurance contracts.

Moreover, qualified retirement plans may purchase shares of some of the Funds. As a result, there is a possibility that an irreconcilable material conflict may arise between your interests in owning a Contract whose Contract Value is allocated to the Separate Account and of persons owning Contracts whose Contract Values are allocated to one or more other Separate Accounts investing in any one of the Funds. There is also the possibility that a material conflict may arise between the interests of Contract Owners generally, or certain classes of Contract Owners, and participating qualified retirement plans or participants in such retirement plans.


      We currently do not foresee any disadvantages to you that would arise from the sale of Fund shares to support variable life insurance contracts or variable annuity contracts of other companies or to qualified retirement plans. However, each management of the Funds will monitor events related to their Fund in order to identify any material irreconcilable conflicts that might possibly arise as a result of such Fund offering its shares to support both variable life insurance contracts and variable annuity contracts, or support the variable life insurance contracts and/or variable annuity contracts issued by various unaffiliated insurance companies.

      In addition, the management of the Funds will monitor the Funds in order to identify any material irreconcilable conflicts that might possibly arise as a result of the sale of its shares to qualified retirement plans, if applicable. In the event of such a conflict, the management of the appropriate Fund would determine what action, if any, should be taken in response to the conflict. In addition, if we believe that the response of the Funds to any such conflict does not sufficiently protect you, then we will take our own appropriate action, including withdrawing the Separate Account's investment in such Funds, as appropriate. (See the individual Fund prospectuses for greater detail.)

                                  VOTING RIGHTS

      We determine the number of votes you may cast by dividing your Contract Value in a Subaccount by the net asset value per share of the Portfolio in which that Subaccount invests. For each Annuitant, we determine the number of votes attributable to a Subaccount by dividing the liability for future variable annuity payments to be paid from that Subaccount by the net asset value per share of the portfolio in which that Subaccount invests. We calculate this liability for future payments on the basis of the mortality assumptions. We use your selected assumed investment rate in determining the number of annuity units of that Subaccount credited to the Annuitant's Contract and annuity unit value of that Subaccount on the date that we determine the number of votes. As we make variable annuity payments to the Annuitant, the liability for future payments decreases as does the number of votes.

      We determine the number of votes available to you or an Annuitant as of the date coincident with the date that the Fund establishes for determining shareholders eligible to vote at the relevant meeting of the portfolio's shareholders. We will solicit voting instructions by written communication prior to such meeting in accordance with the Fund's established procedures.

                          SAFEKEEPING OF ACCOUNT ASSETS


      We hold the title to the assets of the Separate Account. The assets are kept physically segregated and held separate and apart from our General Account assets and from the assets in any other Separate Account. We maintain records of all purchases and redemptions of portfolio shares held by each of the Subaccounts.

      An insurance company blanket bond covers our officers and employees. Chubb Group, Federal Insurance Company to Indianapolis Life Insurance Company and its various subsidiaries issue the bond.

Our bond is in the amount of twenty million dollars. The bond insures against dishonest and fraudulent acts of officers and employees.


                                  SERVICE FEES


      We (and our affiliates) may receive compensation from certain investment advisers, administrators, and/or distributors (and/or an affiliate thereof) of the portfolios in connection with administrative or other services and cost savings experienced by the investment advisers, administrators or distributors. Such compensation may range up to 0.35% and is based on the value of portfolio shares held for the Contract. We may also receive a portion of the 12b-1 fees and service fees deducted from portfolio assets as reimbursement for administrative or other services we render to the portfolios. Some advisers, administrators, distributors, or portfolios may pay us more than others.


                          DISTRIBUTION OF THE CONTRACTS


      IL Securities, Inc. ("IL Securities"), P.O. Box 1230, 2960 North Meridian Street, Indianapolis, Indiana 46208, acts as a distributor for the Contracts. IL Securities is a wholly-owned subsidiary of Indianapolis Life Group of Companies ("Indianapolis Life Group"), a company majority-owned by Indianapolis Life Insurance Company ("ILICo"). IL Securities is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer, and is a member of the National Association of Securities Dealers, Inc.

      On February 18, 2000 American Mutual Holding Company ("AMHC") purchased a 45% ownership interest in Indianapolis Life Group. Indianapolis Life Group used the proceeds of such investment to repurchase in their entirety the ownership interests held by American United Life Insurance Company and Legacy Marketing Group. The purchase referenced above was part of a larger overall transaction that included the combination of AMHC and ILICo. That transaction, which included the demutualization of ILICo, was completed on May 18, 2001.

      We offer the Contract to the public on a continuous basis. We anticipate continuing to offer the Contract, but we reserve the right to discontinue the offering. Agents who sell the Contract are licensed by applicable state insurance authorities to sell the Contract and are registered representatives of IL Securities or broker-dealers having selling agreements with IL Securities and IL Annuity.

      We pay sales commissions to unaffiliated broker-dealers who sell the Contracts. Broker-dealers will be paid commissions of up to 7.0% of premium payments with ongoing commissions of 0.50% of Contract Value. Other commissions of up to 1.25% may also be paid. We may pay additional compensation depending on the features the Owner elects to buy. The entire amount of the sale commissions is passed through IL Securities to broker-dealers who sell the Contracts. These broker-dealers are expected to compensate sales representatives in varying amounts from these commissions. In addition, we may pay other distribution expenses such as production incentive bonuses, agent's insurance and pension benefits, and agency expense allowances.

      We may also pay up to 2.50% of premium payments to IL Securities to compensate it for certain distribution expenses. IL Securities' operating and other expenses are paid for by Indianapolis Life Group. Also, IL Securities receives Rule 12b-1 fees and service fees assessed against certain portfolio shares held for the Contracts as compensation for providing shareholder support services. IL Securities will also receive additional compensation from some portfolios based on the value of the portfolio shares held for the Contracts in exchange for providing distribution and support services to the portfolios.

      We intend to recoup commissions and other sales expenses through fees and charges imposed under the Contracts. Commissions paid on the Contracts, including other incentives or payments, are not charged directly to Contract Owners of the Separate Account.

       IL Securities received and retained $1,489,369 in underwriting commissions during the fiscal year 2000, $1,169,543 in underwriting commissions in fiscal year 1999, and $1,588,498 in underwriting commissions in fiscal year 1998.


                                  LEGAL MATTERS

      Janis B. Funk, Vice President Law of the Indianapolis Life Insurance Company, has passed upon all matters relating to Kansas law pertaining to the Contracts, including the validity of the Contracts and the Company's authority to issue the Contracts. Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain matters relating to the federal securities laws.

                                     EXPERTS

      The balance sheets of IL Annuity and Insurance Company as of December 31, 2000 and 1999 and the related statements of income, shareholder's equity and cash flows for each of the three years in the period ended December 31, 2000, and the statement of net assets of IL Annuity and Insurance Co. Separate Account 1 as of December 31, 2000, and the related statement of operations for the year then ended and statements of changes in net assets for each of the two years in the period then ended, appearing in this Statement of Additional Information and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on their authority as experts in accounting and auditing.

                                OTHER INFORMATION

      We have filed a registration statement with the SEC under the Securities Act of 1933, as amended, with respect to the Contract discussed in this Statement of Additional Information. The Statement of Additional Information does not include all of the information set forth in the registration statement, amendments and exhibits. Statements contained in this Statement of Additional Information concerning the content of the Contract and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, you should refer to the instruments filed with the SEC.

                              FINANCIAL STATEMENTS

FINANCIAL STATEMENTS

IL ANNUITY AND INSURANCE COMPANY SEPARATE ACCOUNT 1

Year ended December 31, 2000 with Report of Independent Auditors

               IL Annuity and Insurance Company Separate Account 1

                              Financial Statements


                          Year ended December 31, 2000



                                    CONTENTS

Report of Independent Auditors.................................................1

Audited Financial Statements

Statement of Net Assets........................................................2
Statement of Operations........................................................4
Statements of Changes in Net Assets............................................5
Notes to Financial Statements..................................................7

[Logo] Ernst & Young
                       One Indiana Square, Suite 3400 Phone: (317) 681-7000 Indianapolis, IN 46204



                         REPORT OF INDEPENDENT AUDITORS

Contract Holders of IL Annuity and Insurance Company Separate Account 1
   and
Board of Directors of IL Annuity and Insurance Company

We have audited the accompanying statement of net assets of IL Annuity and Insurance Company Separate Account 1 (the Account) (comprising, respectively, Alger American MidCap Growth, Alger Small Capitalization, Fidelity Asset Manager, Fidelity Contra, Fidelity Equity Income, Fidelity Growth, Fidelity Index 500, Fidelity Investment Grade Bond, Fidelity Money Market, OCC Managed, OCC Small Cap, T. Rowe Price International Stock, T. Rowe Price Limited-Term Bond, Van Eck Hard Assets, SAFECO Equity, SAFECO Growth, Royce Micro-Capitalization, First Eagle SoGen Overseas Variable, AMT Mid-Cap Growth, AMT Socially Responsive, PIMCO High Yield Bond, PIMCO Real Return Bond, and PIMCO StocksPLUS Growth and Income Portfolios) as of December 31, 2000, and the related statement of operations for the year then ended and statements of changes in net assets for each of the two years in the period then ended. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2000 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective portfolios constituting IL Annuity and Insurance Company Separate Account 1 at December 31, 2000, the results of its operations for the year then ended and the changes in its net assets for each of the two years in the period then ended in conformity with accounting principles generally accepted in the United States.

                                                           /s/ Ernst & Young LLP

March 16, 2001

               IL Annuity and Insurance Company Separate Account 1
                             Statement of Net Assets
                                December 31, 2000

                                                                                 VALUE IN
                                                                               ACCUMULATION
                                                             PERCENT OF NET   PERIOD AND NET   UNITS IN ACCUMULATION
                                                                 ASSETS           ASSETS              PERIOD           UNIT VALUE
                                                             -----------------------------------------------------------------------
ASSETS
Investments at net asset value:
      Alger American Fund:
                Alger American MidCap Growth Portfolio--835,963.75
                        shares at $30.62 per share
                        (cost--$25,311,914)                        7.25%      $  25,597,211          1,160,292         $   22.061
                Alger Small Capitalization Portfolio--530,736.65
                        shares at $23.49 per share
                        (cost--$19,501,652)                        3.54%         12,467,004            985,378             12.652

      Fidelity Variable Insurance Products Fund and Fund II:
                Fidelity Asset Manager Portfolio--747,995.31
                        shares at $16.00 per share
                        (cost--$12,790,419)                        3.39%         11,967,925            722,701             16.560
                Fidelity Contra Portfolio--1,805,240.27 shares
                        at $23.74 per share (cost--$42,810,654)   12.13%         42,856,404          1,999,272             21.436
                Fidelity Equity Income Portfolio--985,038.17
                        shares at $25.52 per share
                        (cost--$23,800,246)                        7.12%         25,138,174          1,348,108             18.647
                Fidelity Growth Portfolio--1,117,780.71 shares
                        at $43.65 per share (cost--$52,426,831)   13.81%         48,791,128          2,252,279             21.663
                Fidelity Index 500 Portfolio--460,879.61 shares
                        at $149.53 per share (cost--$65,026,643)  19.50%         68,915,328          3,074,244             22.417
                Fidelity Investment Grade Bond
                        Portfolio--692,693.81 shares at $12.59
                        per share (cost--$8,482,579)               2.47%          8,721,015            677,150             12.879
                Fidelity Money Market Portfolio--11,554,270
                        shares at $1.00 per share
                        (cost--$11,554,270)                        3.27%         11,554,270            937,770             12.321

      Oppenheimer Capital Accumulation Trust:
                OCC Managed Portfolio--450,557.32 shares at
                        $43.20 per share (cost--$18,505,427)       5.51%         19,464,076          1,084,773             17.943
                OCC Small Cap Portfolio--211,880.71 shares
                        at $32.25 per share (cost--$5,163,966)     1.93%          6,833,153            377,794             18.087

      T. Rowe Price International Series, Inc.:
                T. Rowe Price International Stock Portfolio--
                        946,199.80 shares at $15.07 per share
                        (cost--$14,991,608)                        4.04%         14,259,231            978,134             14.578

      T. Rowe Price Fixed Income Series, Inc.:
                T. Rowe Price Limited-Term Bond
                Portfolio--833,890.06
                        shares at $4.93 per share
                        (cost--$4,057,224)                         1.16%          4,111,078            333,773             12.317

      Van Eck Worldwide Insurance Trust:
                Van Eck Hard Assets Portfolio--276,324.94
                        shares at $12.07 per share
                       (cost--$3,169,744)                          0.94%          3,335,242            311,909             10.693

      SAFECO Resource Series Trust:
                SAFECO Equity Portfolio--525,489.59
                        shares at $27.46 per share
                        (cost--$15,852,622)                        4.09%         14,429,944          1,177,955             12.250
                SAFECO Growth Portfolio--914,505.90
                        shares at $18.81 per share
                        (cost--$19,244,084)                        4.87%         17,201,856          1,602,558             10.734

      Royce Capital Fund:
                Royce Micro-Capitalization
                Portfolio--813,174.33
                        shares at $7.05 per share
                        (cost--$4,802,661)                         1.62%          5,732,879            346,523             16.544

      First Eagle SoGen Variable Funds, Inc:
                First Eagle SoGen Overseas Variable
                Portfolio--592,562.31
                        shares at $14.01 per share
                        (cost--$8,257,497)                         2.35%          8,301,798            584,592             14.201

      Nueberger Berman Advisors Management Trust:
                AMT MidCap Growth Portfolio--100,193.95 shares
                        at $22.48 per share (cost--$2,648,003)     0.64%          2,252,360            303,022              7.433
                AMT Socially Responsive Portfolio--17,217.89
                        shares at $11.18 per share
                        (cost--$187,734)                           0.05%            192,496             17,428             11.045

      PIMCO Variable Insurance Trust:
                PIMCO High Yield Bond Portfolio--30,263.63
                        shares at $8.33 per share
                        (cost--$259,474)                           0.07%            252,096             25,583              9.854
                PIMCO Real Return Bond Portfolio--43,332.21
                        shares at $10.34 per share
                        (cost--$439,992)                           0.13%            448,055             40,238             11.135
                PIMCO StocksPLUS Growth and Income
                        Portfolio--37,131.49 shares at
                        $11.05 per share
                        (cost--$481,624)                           0.12%            410,303             41,575              9.869
                                                          -----------------------------------------------------------


Total investments and net assets (cost--$359,766,868)            100.00%       $353,233,026         20,383,051
                                                          ===========================================================

                             See accompanying notes.

               IL Annuity and Insurance Company Separate Account 1

                             Statement of Operations

                          Year ended December 31, 2000

                                               ALGER AMERICAN    ALGER SMALL
                                               MIDCAP GROWTH   CAPITALIZATION   FIDELITY ASSET    FIDELITY CONTRA  FIDELITY EQUITY
                               COMBINED          PORTFOLIO        PORTFOLIO    MANAGER PORTFOLIO     PORTFOLIO     INCOME PORTFOLIO
                            ------------------------------------------------------------------------------------------------------

Net investment income       $  29,795,362      $ 2,813,247     $  5,590,319      $  1,315,091        $ 5,223,196       $2,116,629
Mortality and expense
 charges                       (4,978,435)        (328,301)        (201,974)         (170,822)          (599,634)        (337,539)
Net realized gain (loss)
 on investments                 5,544,860        1,248,899         (777,690)          (39,766)           983,870         (345,920)
Net change in unrealized
 appreciation
 (depreciation) on
 investments                  (53,184,426)      (2,721,306)      (9,604,010)       (1,768,437)        (9,141,565)          (7,133)
                            --------------------------------------------------------------------------------------------------------
Net increase (decrease) in
 net assets
 resulting from
 operations                 $ (22,822,639)     $ 1,012,539     $ (4,993,355)     $   (663,934)       $(3,534,133)      $1,426,037
                            ========================================================================================================


                                                                      FIDELITY
                                                                     INVESTMENT
                              FIDELITY GROWTH  FIDELITY INDEX 500    GRADE BOND    FIDELITY MONEY    OCC MANAGED     OCC SMALL
                                 PORTFOLIO          PORTFOLIO         PORTFOLIO   MARKET PORTFOLIO    PORTFOLIO    CAP PORTFOLIO
                            --------------------------------------------------------------------------------------------------------

Net investment income         $ 4,883,752       $1,080,558         $585,812          $778,946         $1,716,678          $26,540
Mortality and expense
 charges                         (712,672)      (1,025,326)        (116,533)         (177,512)          (253,492)         (68,052)
Net realized gain (loss) on
 investments                    2,300,842        2,652,627         (117,619)                -           (654,810)           7,276
Net change in unrealized
 appreciation
 (depreciation) on
 investments                  (13,456,411)     (10,663,979)         424,262            (4,552)           547,184        1,891,043
                            --------------------------------------------------------------------------------------------------------
Net increase (decrease) in
 net assets
 resulting from
 operations                   $(6,984,489)     $(7,956,120)        $775,922          $596,882         $1,355,560       $1,856,807
                            ========================================================================================================



                               T. ROWE PRICE       T. ROWE PRICE                                                    ROYCE MICRO-
                            INTERNATIONAL STOCK  LIMITED-TERM BOND    VAN ECK HARD   SAFECO EQUITY  SAFECO GROWTH  CAPITALIZATION
                                 PORTFOLIO           PORTFOLIO      ASSETS PORTFOLIO   PORTFOLIO      PORTFOLIO       PORTFOLIO
                            --------------------------------------------------------------------------------------------------------


Net investment income         $   525,628         $272,581          $29,366          $110,554         $1,876,585         $162,011
Mortality and expense
  charges                        (205,817)         (59,269)         (42,152)         (219,876)          (263,981)         (65,827)
Net realized gain (loss) on
investments                       502,600          (98,391)        (106,757)          110,328           (527,796)          50,859
Net change in unrealized
appreciation
  (depreciation) on
  investments                  (3,938,512)         195,732          419,142        (2,019,047)        (2,591,378)         593,478
                            --------------------------------------------------------------------------------------------------------
Net increase (decrease) in
  net assets
  resulting from
  operations                  $(3,116,101)        $310,653         $299,599       $(2,018,041)       $(1,506,570)        $740,521
                            ========================================================================================================

                                                                                                                         PIMCO
                            FIRST EAGLE SOGEN                       AMT SOCIALLY    PIMCO HIGH        PIMCO REAL       STOCKSPLUS
                            OVERSEAS VARIABLE      AMT MIDCAP       RESPONSIVE      YIELD BOND        RETURN BOND      GROWTH AND
                                PORTFOLIO       GROWTH PORTFOLIO     PORTFOLIO      PORTFOLIO          PORTFOLIO    INCOME PORTFOLIO
                            --------------------------------------------------------------------------------------------------------

Net investment income            $634,930         $      -            $        -     $  6,982           $  9,898       $   36,059
Mortality and expense             (98,675)         (14,960)               (9,405)      (1,921)            (1,745)          (2,950)
   charges
Net realized gain (loss) on
investments                       480,796         (127,558)                  188         (205)             2,411              676
Net change in unrealized
appreciation
   (depreciation) on
   investments                   (619,306)        (208,371)             (250,930)    (195,839)             8,115          (72,606)
                            --------------------------------------------------------------------------------------------------------
Net increase (decrease) in
   net assets
   resulting from
   operations                    $397,745        $(350,889)            $(260,147)   $(190,983)          $ 18,679        $ (38,821)
                            ========================================================================================================


                             See accompanying notes.

               IL Annuity and Insurance Company Separate Account 1

                       Statements of Changes in Net Assets



                                              ALGER  AMERICAN    ALGER SMALL     FIDELITY ASSET
                                               MIDCAP GROWTH    CAPITALIZATION       MANAGER       FIDELITY CONTRA  FIDELITY EQUITY
                                   COMBINED      PORTFOLIO        PORTFOLIO         PORTFOLIO          PORTFOLIO   INCOME PORTFOLIO
                              ------------------------------------------------------------------------------------------------------


Net assets at January 1, 1999  $  220,862,443  $ 8,463,518    $   6,266,674     $  8,032,807       $  23,327,506    $  22,539,812

Changes from 1999 operations:
    Net investment income          12,001,639    1,678,743         861,686           670,676             987,222        1,100,129
    Mortality and expense
      charges                      (3,905,497)    (161,312)       (109,999)         (150,596)           (434,104)        (371,943)
    Net realized gain (loss)
      on investments                4,560,713      253,679         125,861            71,402           1,207,572          638,391
    Net change in unrealized
      appreciation (depreciation)
      on investments               30,652,420    1,778,123       2,298,679           414,986           5,016,833         (315,464)
                              ------------------------------------------------------------------------------------------------------
   Net increase (decrease) in
      net assets resulting
      from operations              43,309,275    3,549,233       3,176,227         1,006,468           6,777,523        1,051,113
   Net increase from contract
       purchases                  541,778,764   16,968,455      14,408,699        17,068,360          39,592,899       33,989,991
   Net decrease from
      redemptions-withdrawals    (464,862,229) (12,468,183)    (12,032,958)      (13,800,260)        (29,981,381)     (30,018,829)
                              ------------------------------------------------------------------------------------------------------
Total increase (decrease) in
      net assets                  120,225,810    8,049,505       5,551,968         4,274,568          16,389,041        5,022,275
                              ------------------------------------------------------------------------------------------------------
Net assets at December 31,
      1999                        341,088,253   16,513,023      11,818,642        12,307,375          39,716,547       27,562,087


Changes from 2000 operations:
   Net investment income           29,795,362    2,813,247       5,590,319         1,315,091           5,223,196        2,116,629
   Mortality and expense
      charges                      (4,978,435)    (328,301)       (201,974)         (170,822)           (599,634)        (337,539)
   Net realized gain (loss)
      on investments                5,544,860    1,248,899        (777,690)          (39,766)            983,870         (345,920)
   Net change in unrealized
   appreciation (depreciation)
      on investments              (53,184,426)  (2,721,306)     (9,604,010)       (1,768,437)         (9,141,565)          (7,133)
                              ------------------------------------------------------------------------------------------------------
   Net increase (decrease) in
      net assets resulting
      from operations             (22,822,639)   1,012,539      (4,993,355)         (663,934)         (3,534,133)       1,426,037
   Net increase from contract
      purchases                   338,422,744   23,288,882      17,703,433         9,180,465          30,435,415       16,815,655
   Net decrease from
      redemptions-withdrawals    (303,455,332) (15,217,233)    (12,061,716)       (8,855,981)        (23,761,425)     (20,665,605)
                              ------------------------------------------------------------------------------------------------------
Total increase (decrease) in
      net assets                   12,144,773    9,084,188         648,362          (339,450)          3,139,857       (2,423,913)
                              ------------------------------------------------------------------------------------------------------
Net assets at December 31,
      2000                      $ 353,233,026 $ 25,597,211   $  12,467,004      $ 11,967,925       $  42,856,404    $  25,138,174
                              ======================================================================================================

                                                                 FIDELITY
                                                    FIDELITY     INVESTMENT      FIDELITY
                               FIDELITY GROWTH     INDEX 500     GRADE BOND    MONEY MARKET       OCC MANAGED      OCC SMALL CAP
                                   PORTFOLIO       PORTFOLIO      PORTFOLIO     PORTFOLIO          PORTFOLIO          PORTFOLIO
                              ------------------------------------------------------------------------------------------------------

Net assets at January 1, 1999    $ 17,263,535 $ 39,961,857    $  8,320,691     $  12,128,091        $ 22,364,263    $   3,878,446

Changes from 1999 operations:
    Net investment income           2,024,084      712,405         447,944           713,423           1,102,162           23,937
    Mortality and expense
      charges                        (381,937)    (817,544)       (131,511)         (200,222)           (320,935)         (56,809)
    Net realized gain (loss)
      on investments                1,107,959    2,088,415          21,268                 -             389,635         (216,188)
    Net change in unrealized
    appreciation (depreciation)
      on investments                6,605,400    8,242,771       (535,619)            42,101            (274,304)          57,190
                              ------------------------------------------------------------------------------------------------------
   Net increase (decrease) in
      net assets resulting
      from operations               9,355,506   10,226,047        (197,918)          555,302             896,558         (191,870)
   Net increase from contract
       purchases                   44,558,221   69,776,065      16,522,850       113,392,502          30,833,079        6,776,372
   Net decrease from
      redemptions-withdrawals     (29,239,902) (46,917,811)    (15,684,008)     (108,123,651)        (32,270,772)      (6,393,967)
                              ------------------------------------------------------------------------------------------------------
Total increase (decrease) in
      net assets                   24,673,825   33,084,301         640,924         5,824,153            (541,135)         190,535
                              ------------------------------------------------------------------------------------------------------
Net assets at December 31,
      1999                         41,937,360   73,046,158       8,961,615        17,952,244          21,823,128        4,068,981


Changes from 2000 operations:
   Net investment income            4,883,752    1,080,558         585,812           778,946           1,716,678           26,540
   Mortality and expense
      charges                       (712,672)   (1,025,326)       (116,533)         (177,512)           (253,492)         (68,052)
   Net realized gain (loss)
      on investments                2,300,842    2,652,627        (117,619)                -            (654,810)           7,276
   Net change in unrealized
   appreciation (depreciation)
      on investments              (13,456,411) (10,663,979)        424,262            (4,552)            547,184        1,891,043
                              ------------------------------------------------------------------------------------------------------
   Net increase (decrease) in
      net assets resulting
      from operations              (6,984,489)  (7,956,120)        775,922           596,882           1,355,560        1,856,807
   Net increase from contract
      purchases                    47,831,145   44,446,213       7,405,968        59,467,537          13,624,918        6,891,392
   Net decrease from
      redemptions-withdrawals     (33,992,888) (40,620,923)     (8,422,490)      (66,462,393)        (17,339,530)      (5,984,027)
                              ------------------------------------------------------------------------------------------------------
Total increase (decrease) in
      net assets                    6,853,768   (4,130,830)       (240,600)       (6,397,974)         (2,359,052)       2,764,172
                              -----------------------------------------------------------------------------------------------------
Net assets at December 31,
      2000                      $  48,791,128 $ 68,915,328    $  8,721,015      $ 11,554,270       $  19,464,076     $  6,833,153
                              ======================================================================================================

                             See accompanying notes.

               IL Annuity and Insurance Company Separate Account 1


                                  T. ROWE PRICE     T. ROWE PRICE                                           SAFECO     ROYCE MICRO-
                                  INTERNATIONAL     LIMITED-TERM       VAN ECK HARD         SAFECO          GROWTH    CAPITALIZATION
                                 STOCK PORTFOLIO   BOND PORTFOLIO    ASSETS PORTFOLIO  EQUITY PORTFOLIO    PORTFOLIO    PORTFOLIO
                                 ---------------------------------------------------------------------------------------------------


Net assets at January 1, 1999     $  9 ,040,605     $  4,005,483       $  1,882,096     $   10,526,339  $  17,773,401 $  3,209,743

Changes from 1999 operations:
   Net investment income                205,893          236,133             28,880            909,105              -      299,217
   Mortality and expense
      charges                          (149,201)         (60,723)           (29,313)          (203,270)      (239,767)     (42,598)
   Net realized gain (loss)
      on investments                    568,635          (22,155)          (194,175)           350,614     (1,992,172)    (142,466)
   Net change in unrealized
      appreciation (depreciation)
      on investments                  2,711,892         (237,067)           557,487             (9,638)     2,886,119      602,202
                              ------------------------------------------------------------------------------------------------------
   Net increase (decrease) in
      net assets resulting from
      operations                      3,337,219          (83,812)           362,879          1,046,811        654,180      716,355
   Net increase from contract
      purchases                      56,335,236        7,699,406          1,148,341         24,401,720     27,733,408    9,817,163
   Net decrease from
      redemptions-withdrawals       (54,749,690)      (7,121,167)          (989,718)       (18,849,530)   (27,818,637) (10,086,860)
                              ------------------------------------------------------------------------------------------------------
Total increase (decrease) in
      net assets                      4,922,765          494,427            521,502          6,599,001        568,951      446,658
                              ------------------------------------------------------------------------------------------------------
Net assets at December 31,
      1999                           13,963,370        4,499,910          2,403,598         17,125,340     18,342,352    3,656,401

Changes from 2000 operations:
   Net investment income                525,628          272,581             29,366            110,554      1,876,585      162,011
   Mortality and expense
      charges                          (205,817)         (59,269)           (42,152)          (219,876)      (263,981)     (65,827)
   Net realized gain (loss)
      on investments                    502,600          (98,391)          (106,757)           110,328       (527,796)      50,859
   Net change in unrealized
      appreciation (depreciation)    (3,938,512)         195,732            419,142         (2,019,047)    (2,591,378)     593,478
                              ------------------------------------------------------------------------------------------------------
   Net increase (decrease) in
      net assets resulting from
      operations                     (3,116,101)         310,653            299,599         (2,018,041)    (1,506,570)     740,521
   Net increase from contract
      purchases                      14,160,827        3,602,430          1,836,296          7,110,934     14,510,396    4,293,065
   Net decrease from
      redemptions-withdrawals       (10,748,865)      (4,301,915)        (1,204,251)        (7,788,289)   (14,144,322)  (2,957,108)
                              ------------------------------------------------------------------------------------------------------
Total increase (decrease) in
      net assets                        295,861         (388,832)           931,644         (2,695,396)    (1,140,496)   2,076,478
                              ------------------------------------------------------------------------------------------------------
Net assets at December 31,
      2000                        $  14,259,231     $  4,111,078       $  3,335,242      $  14,429,944  $  17,201,856  $ 5,732,879
                              ======================================================================================================


                                     FIRST EAGLE                                                    PIMCO             PIMCO
                                    SOGEN OVERSEAS               AMT SOCIALLY      PIMCO HIGH    REAL RETURN       STOCKSPLUS
                                       VARIABLE      AMT MIDCAP   RESPONSIVE       YIELD BOND       BOND       GROWTH AND INCOME
                                       PORTFOLIO     PORTFOLIO    PORTFOLIO        PORTFOLIO     PORTFOLIO         PORTFOLIO
                               ----------------------------------------------------------------------------------------------------


Net assets at January 1, 1999      $  1,877,576     $          -     $            -    $             -  $           -  $         -

Changes from 1999 operations:
   Net investment income                      -                -                  -                  -              -            -
   Mortality and expense
      charges                           (43,713)               -                  -                  -              -            -
   Net realized gain (loss)
      on investments                    304,438                -                  -                  -              -            -
   Net change in unrealized
      appreciation (depreciation)
      on investments                    810,729                -                  -                  -              -            -
                              ------------------------------------------------------------------------------------------------------
   Net increase (decrease) in
      net assets resulting from
      operations                      1,071,454                -                  -                  -              -            -
   Net increase from contract
      purchases                      10,755,997                -                  -                  -              -            -
   Net decrease from
      redemptions-withdrawals        (8,314,905)               -                  -                  -              -            -
                              ------------------------------------------------------------------------------------------------------
Total increase (decrease) in
      net assets                      3,512,546                -                  -                  -              -            -
                              ------------------------------------------------------------------------------------------------------
Net assets at December 31,
      1999                            5,390,122                -                  -                  -              -            -

Changes from 2000 operations:
   Net investment income                634,930                -                  -              6,982          9,898       36,059
   Mortality and expense
      charges                           (98,675)         (14,960)            (9,405)            (1,921)        (1,745)      (2,950)
   Net realized gain (loss)
      on investments                    480,796         (127,558)               188               (205)         2,411          676
   Net change in unrealized
      appreciation (depreciation)      (619,306)        (208,371)          (250,930)          (195,839)         8,115      (72,606)
                              ------------------------------------------------------------------------------------------------------
   Net increase (decrease) in
      net assets resulting from
      operations                        397,745         (350,889)          (260,147)          (190,983)        18,679      (38,821)
   Net increase from contract
      purchases                      10,023,256        3,368,762            729,857            479,699        553,861      662,338
   Net decrease from
      redemptions-withdrawals        (7,509,325)        (765,513)          (277,214)           (36,620)      (124,485)    (213,214)
                              ------------------------------------------------------------------------------------------------------
Total increase (decrease) in
      net assets                      2,911,676        2,252,360            192,496            252,096        448,055      410,303
                              ------------------------------------------------------------------------------------------------------
Net assets at December 31,
      2000                         $  8,301,798     $  2,252,360        $   192,496        $   252,096    $   448,055  $   410,303
                              ======================================================================================================

                             See accompanying notes.

               IL Annuity and Insurance Company Separate Account 1

                          Notes to Financial Statements

                                December 31, 2000

1. ACCOUNTING POLICIES

THE ACCOUNT

IL Annuity and Insurance Company Separate Account 1 (the "Account") is a segregated investment account of the IL Annuity and Insurance Company (the "Company"), a wholly owned subsidiary of The Indianapolis Life Group of Companies, Inc. ("IL Group"), a majority owned subsidiary of Indianapolis Life Insurance Company ("ILICo"). The Account was established under Massachusetts's law on November 1, 1994, commenced operations in November 1995 and is registered under the Investment Company Act of 1940, as amended, as a unit investment trust.

INVESTMENTS

The Account invests in the following funds:

      Alger American Fund--MidCap Growth Portfolio, Small Capitalization
      Portfolio

      Fidelity Variable Insurance Products Fund and Fund II--Asset Manager Portfolio, Contra Portfolio, Equity Income Portfolio, Growth Portfolio, Index 500 Portfolio, Investment Grade Bond Portfolio, Money Market Portfolio

      Oppenheimer Capital Accumulation Trust--Managed Portfolio, Small Cap Portfolio

      T. Rowe Price International Series, Inc.--International Stock Portfolio

      T. Rowe Price Fixed Income Series, Inc.--Limited-Term Bond Portfolio

      Van Eck Worldwide Insurance Trust--Hard Assets Portfolio

      SAFECO Resource Series Trust--Equity Portfolio, Growth Portfolio

      Royce Capital Fund--Micro-Capitalization Portfolio

      First Eagle SoGen Variable Funds, Inc.--Overseas Variable Portfolio

      Neuberger Berman Advisors Management Trust--MidCap Growth Portfolio, Socially Responsive Portfolio

               IL Annuity and Insurance Company Separate Account 1

1. ACCOUNTING POLICIES (CONTINUED)

INVESTMENTS (CONTINUED)

      PIMCO Variable Insurance Trust--High Yield Bond Portfolio, Real Return Bond Portfolio and StocksPLUS Growth and Income Portfolio

Investments in funds are stated at the closing net asset value per share on December 31.

Investment transactions are accounted for on a trade date basis and the cost of investments sold is determined by the average cost method.

DIVIDENDS

Dividends paid to the Account are automatically reinvested in shares of the funds on the payable date.

Unit Value

Unit values for the Account portfolios are computed at the end of each business day. The unit value is equal to the unit value of the preceding business day multiplied by a net investment factor. This net investment factor is determined based on the value of the underlying mutual fund portfolios of the Account, reinvested dividends and capital gains, and the daily asset charge for the mortality and expense risk and administrative charges. Unit values are adjusted daily for all activity in the Account.

FEDERAL INCOME TAXES

Operations of the Account form a part of, and are taxed with, operations of the Company, which is taxed as a "life insurance company" as defined by the Internal Revenue Code. Based on current law, no federal income taxes are payable with respect to the Account's net investment income and the net realized gain on investments.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

               IL Annuity and Insurance Company Separate Account 1

2. MORTALITY AND EXPENSE GUARANTEES AND OTHER TRANSACTIONS WITH AFFILIATE

Amounts are paid to the Company for mortality and expense guarantees at the rate of 0.003404% of the current value of the Account per day (1.25% on an annual basis). The Account also pays the Company for other expenses such as contract fees ($7.50 per contract at the end of each quarter) and asset-based administration fees (.15% on an annual basis).

Accordingly, the Company is responsible for all sales, general and administrative expenses applicable to the Account.

               IL Annuity and Insurance Company Separate Account 1

3. NET ASSETS

Net assets at December 31, 2000 consist of the following:




                                               ALGER
                                             AMERICAN
                                              MIDCAP        ALGER SMALL      FIDELITY ASSET         FIDELITY        FIDELITY EQUITY
                                              GROWTH       CAPITALIZATION       MANAGER               CONTRA             INCOME
                             COMBINED        PORTFOLIO        PORTFOLIO        PORTFOLIO             PORTFOLIO          PORTFOLIO
                     ---------------------------------------------------------------------------------------------------------------

Contract purchases     $  1,292,789,704    $  52,029,989   $  42,046,511       $  38,276,414      $  100,268,608     $  84,839,089

Redemptions-
   withdrawals
                           (988,011,516)     (32,877,693)    (28,733,153)        (27,694,954)        (66,078,847)      (65,215,305)

Accumulated net
   investment income
   (loss)                    40,954,760        4,377,523       6,811,931           2,123,941           5,534,327         3,287,790

Accumulated realized
   gain (loss) on
   investments               13,524,755        1,720,539        (689,393)             55,108           2,939,974           842,711

Accumulated net
   change in
   unrealized
   appreciation
   (depreciation) on
   investments               (6,024,677)         346,853      (6,968,892)           (792,584)            192,342         1,383,889
                     ---------------------------------------------------------------------------------------------------------------
                          $ 353,233,026     $ 25,597,211   $  12,467,004       $  11,967,925       $  42,856,404     $  25,138,174
                     ===============================================================================================================



                                                                 FIDELITY        FIDELITY
                                FIDELITY                        INVESTMENT        MONEY            OCC
                                 GROWTH      FIDELITY INDEX     GRADE BOND        MARKET          MANAGED           OCC SMALL
                               PORTFOLIO     500 PORTFOLIO       PORTFOLIO      PORTFOLIO        PORTFOLIO         CAP PORTFOLIO
                     ---------------------------------------------------------------------------------------------------------------

Contract purchases       $  114,053,596    $ 165,817,436   $  38,367,941      $  269,686,566       $  81,015,568    $  20,729,176

Redemptions-
   withdrawals
                            (72,192,656)    (107,082,759)    (30,754,008)       (259,764,836)        (65,232,214)      (15,362,792)

Accumulated net
   investment income
   (loss)                     6,595,709          196,378         924,531           1,613,293           2,524,737             4,837

Accumulated realized
   gain (loss) on
   investments                3,821,565        6,018,450        (82,057)                  -              151,675          (195,038)

Accumulated net
   change in
   unrealized
   appreciation
   (depreciation) on
   investments               (3,487,086)       3,965,823         264,608              19,247           1,004,310         1,656,970
                     ---------------------------------------------------------------------------------------------------------------
                          $  48,791,128    $  68,915,328    $  8,721,015       $  11,554,270       $  19,464,076      $  6,833,153
                     ===============================================================================================================

               IL Annuity and Insurance Company Separate Account 1

3. NET ASSETS (CONTINUED)



                           T. ROWE PRICE   T. ROWE PRICE
                           INTERNATIONAL    LIMITED-TERM         VAN ECK            SAFECO               SAFECO          ROYCE
                               STOCK       BOND PORTFOLIO      HARD ASSETS          EQUITY               GROWTH         MICRO-CAP
                             PORTFOLIO        PORTFOLIO         PORTFOLIO          PORTFOLIO            PORTFOLIO       PORTFOLIO
                       -------------------------------------------------------------------------------------------------------------

Contract purchases        $  85,384,712    $  19,573,647   $   7,568,951      $   48,513,815      $   73,024,999     $  21,064,093

Redemptions-
   withdrawals
                           (72,231,583)      (15,841,504)     (4,070,401)        (34,317,995)        (54,413,727)      (16,913,341)

Accumulated net
   investment income
   (loss)                       498,427          509,280         281,049           1,093,367           3,312,618           753,180

Accumulated realized
   gain (loss) on
   investments                1,223,508         (106,466)       (622,688)            504,706          (2,624,116)          (94,335)

Accumulated net change
   in unrealized
   appreciation
   (depreciation) on
   investments                 (615,833)         (23,879)        178,331          (1,363,949)         (2,097,918)          923,282
                       -------------------------------------------------------------------------------------------------------------
                          $  14,259,231     $  4,111,078    $  3,335,242       $  14,429,944      $   17,201,856      $  5,732,879
                       =============================================================================================================


                            FIRST EAGLE                                                                                    PIMCO
                               SOGEN             AMT             AMT                PIMCO             PIMCO             STOCKSPLUS
                              OVERSEAS          MIDCAP        SOCIALLY            HIGH YIELD       REAL RETURN          GROWTH AND
                              VARIABLE         GROWTH        RESPONSIVE              BOND             BOND                INCOME
                             PORTFOLIO        PORTFOLIO       PORTFOLIO           PORTFOLIO         PORTFOLIO           PORTFOLIO
                       -------------------------------------------------------------------------------------------------------------

Contract purchases         $  24,734,073     $ 3,368,762    $    729,857          $  479,699          $  553,860       $   662,342

Redemptions-
   withdrawals              (17,816,699)        (765,513)       (277,214)            (36,620)           (124,485)         (213,217)

Accumulated net
   investment income
   (loss)                       489,884          (14,960)         (9,405)              5,061               8,154            33,108

Accumulated realized
   gain (loss) on
   investments                  785,100         (127,558)            188                (205)              2,411               676

Accumulated net change
   in unrealized
   appreciation
   (depreciation) on
   investments                  109,440         (208,371)       (250,930)           (195,839)              8,115           (72,606)
                       -------------------------------------------------------------------------------------------------------------
                           $  8,301,798     $  2,252,360     $   192,496          $  252,096           $ 448,055         $ 410,303
                       =============================================================================================================

               IL Annuity and Insurance Company Separate Account 1

4. PURCHASES AND SALES OF SECURITIES

The aggregate cost of investments purchased and the aggregate proceeds from investments sold were as follows for 2000:

                                                                     AGGREGATE              AGGREGATE
                                                                      COST OF               PROCEEDS
                                                                     PURCHASES             FROM SALES
                                                             -------------------    -------------------
   Alger American MidCap Growth Portfolio                          $ 14,762,785          $  4,187,446
   Alger Small Capitalization Portfolio                              14,597,282             3,518,706
   Fidelity Asset Manager Portfolio                                   4,187,410             2,711,240
   Fidelity Contra Portfolio                                         14,947,884             3,623,725
   Fidelity Equity Income Portfolio                                   5,004,679             7,075,079
   Fidelity Growth Portfolio                                         26,129,847             8,082,963
   Fidelity Index 500 Portfolio                                      13,099,380             9,169,485
   Fidelity Investment Grade Bond Portfolio                           1,703,271             2,251,740
   Fidelity Money Market Portfolio                                   11,050,034            17,448,007
   OCC Managed Portfolio                                              4,447,005             6,702,735
   OCC Small Cap Portfolio                                            2,534,301             1,671,087
   T. Rowe Price International Stock Portfolio                        6,271,508             2,560,233
   T. Rowe Price Limited-Term Bond Portfolio                          1,468,312             1,973,188
   Van Eck Hard Assets Portfolio                                      1,448,611               824,381
   SAFECO Equity Portfolio                                            2,016,767             2,801,626
   SAFECO Growth Portfolio                                            5,209,227             3,235,257
   Royce Micro-Capitalization Portfolio                               2,336,241               895,569
   First Eagle SoGen Overseas Variable Portfolio                      5,675,825             2,621,627
   AMT MidCap Growth Portfolio                                        2,648,003                     -
   AMT Socially Responsive Portfolio                                    187,734                     -
   PIMCO High Yield Bond Portfolio                                      259,474                     -
   PIMCO Real Return Bond Portfolio                                     439,992                     -
   PIMCO StocksPLUS Growth and Income Portfolio
                                                                        481,624                     -
                                                             -------------------    -------------------
                                                                   $140,907,196           $81,354,094
                                                             ===================    ===================


               IL Annuity and Insurance Company Separate Account 1

5. SUMMARY OF UNIT TRANSACTIONS

                                                                YEAR ENDED DECEMBER 31
                                            ---------------------------------------------------------------
                                                         2000                           1999
                                            ---------------------------------------------------------------
                                                 UNITS         AMOUNT          UNITS           AMOUNT
                                            ---------------------------------------------------------------

ALGER AMERICAN MIDCAP
  GROWTH PORTFOLIO
    Contract purchases                            1,016,442  $ 23,288,882        1,162,430   $ 16,968,455
    Redemptions-withdrawals                       (662,096)  (15,217,233)        (890,365)   (12,468,183)

ALGER SMALL CAPITALIZATION
  PORTFOLIO
    Contract purchases                            1,070,508    17,703,433        1,389,452     14,408,699
    Redemptions-withdrawals                       (755,805)  (12,061,716)      (1,215,713)   (12,032,958)

FIDELITY ASSET MANAGER PORTFOLIO
    Contract purchases                              567,201     9,180,465        1,128,339     17,068,360
    Redemptions-withdrawals                       (548,664)   (8,855,981)        (927,556)   (13,800,260)

FIDELITY CONTRA PORTFOLIO
    Contract purchases                            1,345,222    30,435,415        2,611,991     39,592,899
    Redemptions-withdrawals                     (1,052,207)  (23,761,425)      (2,131,166)   (29,981,381)

FIDELITY EQUITY INCOME PORTFOLIO
    Contract purchases                            1,032,583    16,815,655        2,389,674     33,989,991
    Redemptions-withdrawals                     (1,264,961)  (20,665,605)      (2,154,726)   (30,018,829)

FIDELITY GROWTH PORTFOLIO
    Contract purchases                            1,886,792    47,831,145        2,437,135     44,558,221
    Redemptions-withdrawals                     (1,334,053)  (33,992,888)      (1,683,823)   (29,239,902)

FIDELITY INDEX 500 PORTFOLIO
    Contract purchases                            1,788,274    44,446,213        3,681,014     69,776,065
    Redemptions-withdrawals                     (1,628,648)  (40,620,923)      (2,653,917)   (46,917,811)

FIDELITY INVESTMENT GRADE
  Bond Portfolio
    Contract purchases                              679,511     7,405,968        1,639,485     16,522,850
    Redemptions-withdrawals                       (765,571)   (8,422,490)      (1,566,845)   (15,684,008)

FIDELITY MONEY MARKET PORTFOLIO
    Contract purchases                            4,953,832    59,467,537        9,966,477    113,392,502
    Redemptions-withdrawals                     (5,543,913)  (66,462,393)      (9,508,057)  (108,123,651)

OCC MANAGED PORTFOLIO
    Contract purchases                              835,154    13,624,918        1,999,613     30,833,079
    Redemptions-withdrawals                     (1,066,772)  (17,339,530)      (2,077,984)   (32,270,772)

               IL Annuity and Insurance Company Separate Account 1

5. SUMMARY OF UNIT TRANSACTIONS (CONTINUED)


                                                              YEAR ENDED DECEMBER 31
                                         ------------------------------------------------------------------
                                                      2000                            1999
                                         ------------------------------------------------------------------
                                             UNITS         AMOUNT            UNITS            AMOUNT
                                         ------------------------------------------------------------------

OCC SMALL CAP PORTFOLIO
    Contract purchases                        476,947      $  6,891,392           591,789   $  6,776,372
    Redemptions-withdrawals                 (419,041)       (5,984,027)         (560,264)     (6,393,967)

T. ROWE PRICE INTERNATIONAL
  STOCK PORTFOLIO
    Contract purchases                        851,809        14,160,827         4,311,898      56,335,236
    Redemptions-withdrawals                 (649,806)      (10,748,865)       (4,193,325)    (54,749,690)

T. ROWE PRICE LIMITED-TERM
  BOND PORTFOLIO
    Contract purchases                        309,217         3,602,430           715,695       7,699,406
    Redemptions-withdrawals                 (369,138)       (4,301,915)         (671,608)     (7,121,167)

VAN ECK HARD ASSETS
   PORTFOLIO
    Contract purchases                        181,658         1,836,296           144,297       1,148,341
    Redemptions-withdrawals                 (116,702)       (1,204,251)         (127,973)       (989,718)

SAFECO EQUITY PORTFOLIO
    Contract purchases                        532,747         7,110,934         1,930,496      24,401,720
    Redemptions-withdrawals                 (584,707)       (7,788,289)       (1,515,433)    (18,849,530)

SAFECO GROWTH PORTFOLIO
    Contract purchases                      1,268,939        14,510,396         2,642,480      27,733,408
    Redemptions-withdrawals               (1,247,618)      (14,144,322)       (2,658,244)    (27,818,637)

ROYCE MICRO-CAPITALIZATION
   PORTFOLIO
    Contract purchases                        298,132         4,293,065           949,230       9,817,163
    Redemptions-withdrawals                 (210,012)       (2,957,108)         (977,299)    (10,086,860)

FIRST EAGLE SOGEN OVERSEAS
 VARIABLE PORTFOLIO
    Contract purchases                        677,046        10,023,256           964,373      10,755,997
    Redemptions-withdrawals                 (497,940)       (7,509,325)         (761,148)     (8,314,905)

               IL Annuity and Insurance Company Separate Account 1

5. SUMMARY OF UNIT TRANSACTIONS (CONTINUED)


                                                              YEAR ENDED DECEMBER 31
                                         ------------------------------------------------------------------
                                                      2000                            1999
                                         ------------------------------------------------------------------
                                             UNITS         AMOUNT            UNITS            AMOUNT
                                         ------------------------------------------------------------------

AMT MIDCAP GROWTH
 PORTFOLIO
    Contract purchases
    Redemptions-withdrawals                   421,698 $       3,368,762                 -       $       -
                                            (118,676)         (765,513)                 -               -

AMT SOCIALLY RESPONSIVE
 PORTFOLIO
    Contract purchases                         18,974           729,857                 -               -
    Redemptions-withdrawals                    (1,546)        (277,214)                 -               -

PIMCO HIGH YIELD BOND
 PORTFOLIO                                     29,808           479,699                 -               -
    Contract purchases
    Redemptions-withdrawals                   (4,225)          (36,620)                 -               -

PIMCO REAL RETURN BOND
 PORTFOLIO
    Contract purchases
    Redemptions-withdrawals                    52,093           553,861                 -               -
                                              (11,855)        (124,485)                 -               -

PIMCO STOCKSPLUS GROWTH
 AND INCOME PORTFOLIO
    Contract purchases                         61,020           662,338                 -               -
    Redemptions-withdrawals                   (19,445)         (213,214)                 -               -
                                         ------------------------------------------------------------------

    Net increase from unit
      transactions                                    $       34,967,412                 $     76,916,548
                                                      ===================                ==================

               IL Annuity and Insurance Company Separate Account 1

6. AFFILIATION

On February 18, 2000, ILICo entered into a definitive agreement with AmerUs Group ("AmerUs"), formerly American Mutual Holding Company and AmerUs Life Holdings, Inc., which contemplates the ultimate combination of AmerUs and ILICo. The transaction, which includes demutualization by ILICo, is subject to various governmental and insurance department approvals and is expected to be finalized during the second quarter of 2001. Under the agreement, AmerUs initially acquired a 45% ownership interest in IL Group.

FINANCIAL STATEMENTS

IL ANNUITY AND INSURANCE COMPANY

Years ended December 31, 2000, 1999 and 1998
With Report of Independent Auditors

                        IL Annuity and Insurance Company

                              Financial Statements


                  Years ended December 31, 2000, 1999 and 1998





                                    CONTENTS


Report of Independent Auditors.............................................1

Audited Financial Statements

Balance Sheets.............................................................2
Statements of Income.......................................................3
Statements of Shareholder's Equity.........................................4
Statements of Cash Flows...................................................5
Notes to Financial Statements..............................................6

[LOGO ERNST & YOUNG]         One Indiana Square, Suite 3400          Phone: (317) 681-7000
                             Indianapolis, IN 46204





                         Report of Independent Auditors


Board of Directors
IL Annuity and Insurance Company

We have audited the accompanying balance sheets of IL Annuity and Insurance Company (indirectly majority owned by Indianapolis Life Insurance Company) as of December 31, 2000 and 1999, and the related statements of income, shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IL Annuity and Insurance Company at December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.


                                                       /s/ Ernst & Young LLP


January 31, 2001

                        IL Annuity and Insurance Company

                                 Balance Sheets


                                                                              DECEMBER 31
                                                                  2000                            1999
                                                    ----------------------------------------------------------------

ASSETS
Investments:
   Fixed maturity securities:
          Available for sale, at fair value          $   2,560,089,096                 $ 2,908,292,170
          Held to maturity, at amortized cost                7,315,316                       7,694,723
   Equity securities, at fair value                          2,108,000                         950,250
   Mortgage loans                                           23,666,780                      25,867,524
   Policy loans                                                872,687                         563,262
   Cash and cash equivalents                                44,411,933                     145,505,780
                                                    ----------------------------------------------------------------
Total investments                                        2,638,463,812                   3,088,873,709

Accrued investment income                                   25,029,596                      34,783,529
Reinsurance recoverable                                    118,234,839                     113,558,751
Deferred acquisition costs                                  91,238,615                      96,227,014
Goodwill                                                     1,514,971                       1,624,487
Federal income taxes recoverable                            17,338,753                         563,314
Receivables and other assets                                 7,148,799                         112,208
Separate account assets                                    353,233,026                     341,088,253
                                                    ----------------------------------------------------------------
Total assets                                         $   3,252,202,411                 $ 3,676,831,265
                                                    ================================================================

LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
   Future policy benefit reserves                    $   2,718,527,474                 $ 3,148,322,264
   Other policyholder liabilities                           43,202,398                      18,408,323
   Accounts payable and other liabilities                   10,668,370                      10,073,041
   Deferred federal income taxes                             2,657,410                      37,315,309
   Separate account liabilities                            353,233,026                     341,088,253
                                                    ----------------------------------------------------------------
Total liabilities                                        3,128,288,678                   3,555,207,190

Shareholder's equity:
     Common stock, $250 par value:
          Authorized and issued--10,000 shares               2,500,000                       2,500,000
   Additional paid-in capital                              111,662,659                     111,662,659
   Accumulated other comprehensive income (loss)               (50,829)                      1,566,951
   Retained earnings                                         9,801,903                       5,894,465
                                                    ----------------------------------------------------------------
Total shareholder's equity                                 123,913,733                     121,624,075
                                                    ----------------------------------------------------------------
Total liabilities and shareholder's equity           $   3,252,202,411                 $ 3,676,831,265
                                                    ================================================================

See accompanying notes.

                        IL Annuity and Insurance Company

                              Statements of Income


                                                                    YEAR ENDED DECEMBER 31
                                                    2000                    1999                    1998
                                           -------------------------------------------------------------------------
REVENUE
Annuity fees and charges                     $   12,733,979         $     6,707,380          $     2,209,651
Investment income                               126,482,724             113,145,102               55,002,920
Net realized capital gains                       12,982,744               3,924,199                  194,062
                                           -------------------------------------------------------------------------
                                                152,199,447             123,776,681               57,406,633

EXPENSES
Policy benefits                                 121,491,280             101,148,054               39,948,207
Underwriting, acquisition and
         insurance expenses                      25,787,528              17,564,180               11,279,637
                                           -------------------------------------------------------------------------
                                                147,278,808             118,712,234               51,227,844
                                           -------------------------------------------------------------------------
Income before federal income taxes                4,920,639               5,064,447                6,178,789

Federal income taxes                              1,013,201               1,617,107                2,882,053
                                           -------------------------------------------------------------------------

Net income                                  $     3,907,438         $     3,447,340          $     3,296,736
                                           =========================================================================

See accompanying notes.

                        IL Annuity and Insurance Company

                       Statements of Shareholder's Equity


                                                                     ACCUMULATED
                                                                        OTHER          RETAINED
                                                    ADDITIONAL      COMPREHENSIVE      EARNINGS
                                  COMMON STOCK   PAID-IN CAPITAL    INCOME (LOSS)      (DEFICIT)         TOTAL
                                ------------------------------------------------------------------------------------

Balance at January 1, 1998      $ 2,500,000     $   24,262,659     $    250,115     $      (849,611)   $   26,163,163

Net income                                -                  -                -           3,296,736         3,296,736
Change in net unrealized gains
   on available for sale
   securities                             -                  -          569,001                               569,001
                                                                                                    -----------------
Comprehensive income
                                                                                                            3,865,737


Capital contribution                      -         67,400,000                -                   -        67,400,000
                                ------------------------------------------------------------------------------------
Balance at December 31, 1998
                                  2,500,000         91,662,659          819,116           2,447,125       97,428,900


Net income                                -                  -                 -          3,447,340         3,447,340
Change in net unrealized gains
   on available for sale
   securities                             -                  -          747,835                   -           747,835
                                                                                                   ------------------
Comprehensive income
                                                                                                            4,195,175


Capital contribution                      -         20,000,000                -                   -        20,000,000
                                ------------------------------------------------------------------------------------
Balance at December 31, 1999      2,500,000        111,662,659        1,566,951           5,894,465       121,624,075


Net income                                -                  -                -           3,907,438         3,907,438
Change in net unrealized gains
   on available for sale
   securities                             -                  -      (1,617,780)                   -        (1,617,780)
                                                                                                   ------------------
Comprehensive income
                                                                                                            2,289,658
                                -------------------------------------------------------------------------------------

Balance at December 31, 2000   $  2,500,000      $ 111,662,659      $  (50,829)         $ 9,801,903     $ 123,913,733
                                ======================================================================================

See accompanying notes.

                        IL Annuity and Insurance Company

                            Statements of Cash Flows


                                                                                  YEAR ENDED DECEMBER 31
                                                                          2000              1999             1998
                                                                   ------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                           $3,907,438         $3,447,340        $3,296,736
Adjustments to reconcile net income to net
    cash provided (used) by operating activities:
          Amortization of goodwill                                      109,516            109,516           109,516
          Net realized capital gains                                (12,982,744)        (3,924,199)         (194,062)
         Changes in operating assets and liabilities:
               Deferred acquisition costs                           (13,169,096)       (47,507,670)      (45,721,706)
               Amortization of deferred acquisition costs            18,157,495         10,186,513         5,769,968
               Policyowner assessments on universal life             (3,929,245)        (1,393,275)          (57,316)
               Interest credited to policyowner accounts             24,550,803         13,520,495         8,673,394
               Liabilities for future policy benefits               (47,113,942)        14,883,095        50,458,395
               Policy, contract claims and other policyowner funds   24,794,075         13,450,257         4,525,405
               Accrued investment income                              9,753,933        (13,882,233)      (15,063,267)
               Reinsurance receivables                             (291,821,020)       754,196,433     1,009,607,669
               Other assets and liabilities                         (10,290,350)       (15,100,911)        8,595,591
               Federal income taxes                                  (7,987,293)        (6,687,541)        3,682,054
                                                                   ------------------------------------------------------
Net cash provided (used) by operating activities                   (306,020,430)       721,297,820     1,033,682,377

INVESTING ACTIVITIES
Proceeds from sales, calls or maturities:
     Fixed maturities                                             2,151,526,091        706,517,281       195,850,351
     Equity securities                                                8,442,447         20,784,905         1,931,214
     Mortgage loans                                                   2,268,942          1,131,976           928,766
     Other invested assets                                            1,282,026                  -           160,527
Purchases:
    Fixed maturities                                             (1,855,005,654)    (1,785,661,708)   (1,426,219,889)
    Equity securities                                               (14,094,174)       (21,068,735)       (1,859,329)
    Mortgage loans                                                            -         (2,000,000)       (5,125,000)
    Other invested assets                                            (7,195,333)          (119,885)                -
    Increase in policy loans                                           (309,425)          (336,715)         (185,238)
                                                                   ------------------------------------------------------
Net cash provided (used) by investing activities                     286,914,920    (1,080,752,881)   (1,234,518,598)


FINANCING ACTIVITIES
Annuity deposits to policyowner accounts                              57,008,492       318,871,677       300,319,060
Annuity withdrawals from policyowner accounts                      (138,996,829)       (61,695,711)      (17,304,603)
Capital contribution                                                          -         20,000,000        67,400,000
                                                                   ------------------------------------------------------
Net cash provided (used) by financing activities                     (81,988,337)      277,175,966       350,414,457
                                                                   ------------------------------------------------------
Net increase (decrease) in cash and short-term investments         (101,093,847)       (82,279,095)      149,578,236
Cash and cash equivalents at beginning of year                      145,505,781        227,784,876        78,206,640
                                                                   ------------------------------------------------------
Cash and cash equivalents at end of year                           $ 44,411,934    $   145,505,781     $ 227,784,876
                                                                   ======================================================

See accompanying notes.
                                       5

                        IL Annuity and Insurance Company

                          Notes to Financial Statements

                                December 31, 2000


1. ORGANIZATION, BASIS OF PRESENTATION AND ACCOUNTING POLICIES

IL Annuity and Insurance Company (the "Company") is a wholly owned subsidiary of The Indianapolis Life Group of Companies, Inc. ("IL group"), which in turn is a majority owned subsidiary of Indianapolis Life Insurance Company ("ILICo"). The Company was incorporated in the State of Massachusetts and is licensed to do business in forty-four states and the District of Columbia. Effective December 29, 2000, the Company was redomiciled from Massachusetts to Kansas.

The Company offers flexible premium deferred annuity contracts which may be offered in connection with retirement plans. The premiums collected on variable annuity contracts are invested primarily in various mutual funds held in a Separate Account at the direction of the policyholder.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

Preparation of the financial statements requires management to make estimates and assumptions that effect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The Company also prepares its financial statements in conformity with accounting practices prescribed or permitted by the Kansas Department of Insurance, which practices differ from GAAP, for purposes of filing with regulatory authorities. Statutory capital and surplus at December 31, 2000 and 1999 was $22,944,826 and $50,145,736, respectively. Statutory net income (loss) for 2000, 1999 and 1998 was $4,453,192, ($10,970,330) and ($13,554,570), respectively.

In 1998, the National Association of Insurance Commissioners adopted codified statutory accounting principles ("Codification"), which will be effective January 1, 2001. Codification will result in changes to certain accounting practices that IL Annuity uses to prepare statutory-basis financial statements. Management believes the impact of these changes will not be significant.

                        IL Annuity and Insurance Company

1. ORGANIZATION, BASIS OF PRESENTATION AND ACCOUNTING POLICIES (CONTINUED)

INVESTMENTS

Fixed maturity securities which may be sold to meet liquidity and other needs of the Company are categorized as available for sale and are reported at fair value with unrealized holding gains and losses reported as a separate component of shareholder's equity. Fixed maturity securities which the Company has the positive intent and ability to hold to maturity are categorized as held-to-maturity and are reported at amortized cost. Equity securities are classified as available-for-sale and carried at fair value.

Cash and cash equivalents include all highly liquid debt instruments which have original maturities of three months or less, and are stated at cost which approximates fair value.

Mortgage loans and policy loans are stated at aggregate unpaid balances. Allowance for loss on mortgage loans is $239,058 and $261,288 at December 31, 2000 and 1999, respectively.

DEFERRED ACQUISITION COSTS

Costs relating to the acquisition of annuity products, primarily commissions and certain costs of marketing, policy issuance and underwriting, which vary with and are directly related to the production of new business, are deferred and included in the deferred acquisition cost asset to the extent that such cost are recoverable from future policy related revenues. Deferred acquisition costs, with interest, are amortized over the lives of the policies in a relationship to the present value of estimated future gross profits, discounted using the interest rate credited to the policy.

GOODWILL

Goodwill is amortized over the period of 20 years using the straight-line method. Accumulated amortization of goodwill is $675,348 and $565,832 at December 31, 2000 and 1999, respectively.

FUTURE POLICY BENEFIT RESERVES

Future policy benefit reserves for annuity products represent policy account balances including net unrealized gains (losses) on available for sale securities allocated to policyholders but before applicable surrender charges.

                       IL Annuity and Insurance Company

1. ORGANIZATION, BASIS OF PRESENTATION AND ACCOUNTING POLICIES (CONTINUED)

THIRD-PARTY ADMINISTRATORS

The Company has contractual arrangements with three third-party administrators to distribute and administer its annuity products, which represents all of the Company's business. One of the third-party administrators, Legacy Marketing Group, distributes and administers the majority of this business.

SEPARATE ACCOUNTS

Separate account assets and liabilities represent funds that are separately administered, principally for variable annuity contracts, and for which the contractholder, rather than the Company, bears the investment risk. Separate account contractholders have no claim against the assets of the general account of the Company. Separate account assets are reported at market value. The operations of the Separate Account are not included in the accompanying financial statements.

REVENUE RECOGNITION

Revenue for annuity products consist of policy charges for the cost of insurance, policy administration charges, and surrender charges assessed against policyholder account balances.

COMPREHENSIVE INCOME

Comprehensive income is reported separately in shareholder's equity and is comprised of the results of operations and the change in a portion of unrealized gains or losses in the Company's available-for-sale securities.

The Company's reclassification adjustment for 2000 and 1999 is as follows:


YEAR ENDED DECEMBER 31, 2000                                  GROSS             TAX EFFECT              NET
                                                        ---------------------------------------------------------
Unrealized holding gains arising during year            $   30,484,382      $  (10,669,534)      $   19,814,848
Reclassification adjustment for gains realized in net
   income                                                  (40,714,948)         14,250,232          (26,464,716)
Allocated to future policy benefit reserves                  7,741,674          (2,709,586)           5,032,088
                                                        ----------------------------------------------------------
Change in net unrealized gains on available for sale
   securities                                           $   (2,488,892)     $      871,112       $   (1,617,780)
                                                        ==========================================================

                       IL Annuity and Insurance Company

1. ORGANIZATION, BASIS OF PRESENTATION AND ACCOUNTING POLICIES (CONTINUED)


YEAR ENDED DECEMBER 31, 1999                                  GROSS             TAX EFFECT              NET
                                                        ------------------------------------------------------------
Unrealized holding gains arising during year            $     125,041,085   $      (43,764,380)  $      81,276,705
Reclassification adjustment for gains realized in net
   income                                                      (9,989,582)           3,496,354          (6,493,228)
Allocated to future policy benefit reserves                  (113,900,988)          39,865,346         (74,035,642)
                                                        ------------------------------------------------------------
Change in net unrealized gains on available for sale
   securities                                           $       1,150,515   $         (402,680)  $         747,835
                                                        ============================================================


YEAR ENDED DECEMBER 31, 1998                                  GROSS             TAX EFFECT              NET
                                                        ------------------------------------------------------------
Unrealized holding gains arising during year            $      98,645,860   $      (34,526,051)  $      64,119,809
Reclassification adjustment for gains realized in net
   income                                                     (11,107,299)           3,887,555          (7,219,744)
Allocated to future policy benefit reserves                   (86,663,175)          30,332,111         (56,331,064)
                                                        ------------------------------------------------------------
Change in net unrealized gains on available for sale
   securities                                           $         875,386   $         (306,385)  $         569,001
                                                        ============================================================

NEW ACCOUNTING STANDARDS

During 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Investments and Hedging Activities" (SFAS No. 133) which is effective January 1, 2001. SFAS No. 133 defines derivative instruments and provides comprehensive accounting and reporting standards for the recognition and measurement of derivative and hedging activities. The Statement requires all derivatives to be recorded in the balance sheet at fair value. The impact of adopting SFAS 133 as of January 1, 2001 will be to reduce net income in 2001 by approximately $1,400,000 and will be recorded as a cumulative effect adjustment.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current year presentation.

                       IL Annuity and Insurance Company

2. INVESTMENTS

Fixed maturity and equity securities consist of the following at December 31:

                                                                    2000
                                   ------------------------------------------------------------------------
                                                           GROSS             GROSS
                                       AMORTIZED         UNREALIZED       UNREALIZED           FAIR
                                          COST             GAINS            LOSSES             VALUE
                                   -------------------------------------------------------------------------
Available for sale:
Fixed maturity securities:
   U.S. government and agencies    $      207,704,401  $     7,464,116  $         37,630   $   215,130,887
   Corporate                            2,346,626,649      156,772,269       172,114,509     2,331,284,409
   Asset backed securities                  6,578,191            3,267            45,689         6,535,769
   Mortgage-backed securities               7,021,323          116,708                 -         7,138,031
                                   -------------------------------------------------------------------------
                                        2,567,930,564      164,356,360       172,197,828     2,560,089,096
Equity securities:
   Preferred stock                          2,086,405           21,595                 -         2,108,000
                                   -------------------------------------------------------------------------
                                        2,570,016,969      164,377,955       172,197,828     2,562,197,096

Held to maturity:
   Corporate                                6,356,622          212,744                 -         6,569,366
   Mortgage backed securities                 958,694           12,175                 -           970,869
                                   -------------------------------------------------------------------------
                                   $        7,315,316  $       224,919   $             -   $     7,540,235
                                   =========================================================================

                       IL Annuity and Insurance Company

2. INVESTMENTS (CONTINUED)


                                                                    1999
                                   ------------------------------------------------------------------------
                                                           GROSS             GROSS
                                       AMORTIZED         UNREALIZED       UNREALIZED           FAIR
                                          COST             GAINS            LOSSES             VALUE
                                   -------------------------------------------------------------------------

Available for sale:
Fixed maturity securities:
   U.S. government and agencies    $      161,252,710  $        56,277  $      5,398,312  $    155,910,675
   Corporate                            2,614,614,560      265,884,629       142,323,081     2,738,176,108
   Asset backed securities                  7,440,695                -           273,317         7,167,378
   Mortgage-backed securities               7,225,220                -           187,211         7,038,009
                                   -------------------------------------------------------------------------
                                        2,790,533,185      265,940,906       148,181,921     2,908,292,170
Equity securities:
   Preferred stock                          1,053,970                -           103,720           950,250
                                   -------------------------------------------------------------------------
                                        2,791,587,155      265,940,906       148,285,641     2,909,242,420

Held to maturity:
   Corporate                                6,694,723           18,944            99,060         6,614,607
   Mortgage-backed securities               1,000,000                -            17,490           982,510
                                   -------------------------------------------------------------------------
                                   $        7,694,723  $        18,944  $        116,550  $      7,597,117
                                   =========================================================================

The amortized cost and fair value of fixed maturity securities at December 31, 2000, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                               AVAILABLE FOR SALE                      HELD TO MATURITY
                                      ------------------------------------------------------------------------------
                                          AMORTIZED            FAIR             AMORTIZED              FAIR
                                            COST               VALUE              COST                VALUE
                                      ------------------------------------------------------------------------------

Due in one year or less                $   12,465,504   $   19,242,918     $     333,333   $        333,566

Due after one year through five
   years                                  895,845,480      865,755,935         6,023,289          6,235,800
Due after five years through ten
   years                                  624,540,830      604,697,183                 -                  -
Due after ten years                     1,029,043,178    1,063,255,029                 -                  -
Mortgage-backed securities                  7,021,323        7,138,031           958,694            970,869
                                      ------------------------------------------------------------------------------
                                       $2,568,916,315   $2,560,089,096     $   7,315,316   $      7,540,235
                                      ==============================================================================


                        IL Annuity and Insurance Company

2. INVESTMENTS (CONTINUED)

Net investment income consisted of the following:

                                                      2000                1999                1998
                                               -----------------------------------------------------------

Fixed maturity securities                            $127,159,557       $ 106,476,584        $ 46,825,700
Equity securities                                          91,131             104,402              13,673
Mortgage loans                                          1,949,396           2,012,761           1,848,846
Short term investments                                  3,538,240           9,970,948           8,136,334
Other                                                   5,076,398           4,428,352           1,339,625
                                               -----------------------------------------------------------
Gross investment income                               137,814,722         122,993,047          58,164,178
Less investment expenses                               11,331,998           9,847,945           3,161,258
                                               ----------------------------------------------------------
Net investment income                                $126,482,724       $ 113,145,102        $ 55,002,920
                                               ===========================================================

Net unrealized gains (losses) on available for sale securities are as follows:

                                                               2000                   1999
                                                        -------------------    -------------------
       Fixed maturity securities:
            Gross unrealized gains                           $ 164,356,360          $ 265,940,906
            Gross unrealized losses                            172,197,828            148,181,921
                                                        -------------------    -------------------
                                                               (7,841,468)            117,758,985
       Gross unrealized gains (losses)
             on equity securities                                   21,595              (103,720)

       Gross unrealized losses on
         short-term investments                                          -               (44,238)
       Deferred income taxes                                     2,736,956           (42,008,434)
       Allocated to future policy
         benefit reserves                                        5,032,088           (74,035,642)
                                                        -------------------    -------------------
                                                                 ($50,829)            $ 1,566,951
                                                        ===================    ===================

Proceeds from sales of available for sale securities during 2000, 1999 and 1998 were $2,112,679,637, $689,155,096 and $155,534,662, respectively. Gross gains of
$165,095,068, $26,998,917 and $14,377,767 and gross losses of $101,906,604,
$17,261,079 and $1,150,749 were realized during 2000, 1999 and 1998, respectively.

                        IL Annuity and Insurance Company

3. FEDERAL INCOME TAXES

Significant components of current federal income taxes are as follows:

                                                               2000            1999             1998
                                                          -------------------------------------------------

Federal income taxes at 35%                               $    1,722,224  $   1,772,556       $ 2,165,408
Effect of net operating losses/
   valuation allowance                                                 -              -           736,673
Amortization of goodwill                                          38,331           (221)             (221)
Dividends received deduction                                    (741,932)      (187,000)                -
Other, net                                                        (5,422)        31,772           (19,807)
                                                          -------------------------------------------------
Federal income taxes                                       $   1,013,201  $   1,617,107       $ 2,882,053
                                                          =================================================

Federal income taxes consist of the following:

                                                               2000            1999             1998
                                                          -------------------------------------------------

Current taxes (credits)                                      $(7,774,945)   $   6,123,012   $   1,769,928
Deferred taxes                                                 8,788,146       (4,505,905)      1,112,125
                                                          -------------------------------------------------
Total                                                       $  1,013,201    $   1,617,107   $   2,882,053
                                                          =================================================

Significant components of the deferred tax assets (liabilities) at December 31, 2000 and 1999, are as follows:

                                                                             2000               1999
                                                                       ----------------- -------------------

     Insurance reserves                                                     $37,110,113       $ 25,746,429
     Unrealized depreciation (appreciation) of securities                     2,736,956        (40,745,391)
     Investments                                                            (20,816,803)        (2,030,978)
     Deferred policy acquisition costs                                      (21,687,676)       (20,285,369)
                                                                       ----------------- -------------------
     Net deferred tax liabilities                                           $(2,657,410)      $(37,315,309)
                                                                       ================= ===================

The Company files a stand-alone federal income tax return.

The Company paid $12,500,000, $8,300,000 and $- in federal income taxes in 2000, 1999 and 1998, respectively. The company recovered $3,500,000, $- and $800,000 in federal income taxes in 2000, 1999 and 1998, respectively.

                        IL Annuity and Insurance Company

4. REINSURANCE

The Company has entered into modified coinsurance cession agreements covering flexible premium deferred annuity policies distributed through Legacy Marketing Group (a third-party administrator). Future policy benefit reserves include reinsurance payable of $1,987,574,940 and $2,279,437,605 at December 31, 2000
and 1999, respectively. Net realized capital gains are net of realized gains allocated to the reinsurer of $44,898,593, $15,316,835 and $14,194,580 in 2000,
1999 and 1998, respectively.

Effective January 1, 1999, the Company entered into a reinsurance cession agreement with Bankers Life Insurance Company of New York, another wholly owned subsidiary of IL Group, whereby the Company cedes 100% of its life insurance business. Premiums ceded were $6,951,926 and $3,068,541 during 2000 and 1999, respectively. Reserves ceded were $3,838,780 and $1,594,625 at December 31, 2000 and 1999, respectively.

The Company remains liable for ceded risks in the event that the reinsurers do not meet their obligations. Management believes its reinsurers will meet its obligations under existing contracts.

5. SHAREHOLDER'S EQUITY

Kansas' insurance regulations require the Company to maintain a minimum capital and surplus of $1,200,000.

Generally, the maximum amount of dividends which can be paid to its shareholder without prior approval of the Insurance Commissioner of the State of Kansas is 10% of statutory surplus at the prior year-end.

State insurance regulatory authorities impose minimum risk-based capital requirements on insurance enterprises that were developed by the NAIC. The formulas for determining the amount of risk-based capital ("RBC") specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of investment and insurance risks. Regulatory compliance is determined by a ratio (the "Ratio") of the enterprise's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level RBC, as defined by NAIC. Enterprises below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. At December 31, 2000, the Company exceeds the RBC requirements.

                        IL Annuity and Insurance Company

6. RELATED PARTY TRANSACTIONS

The Company was allocated expenses of $5,607,620, $3,669,941 and $2,998,435 for various administrative services from ILICo for 2000, 1999 and 1998, respectively, in conjunction with expense allocation agreements.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:

         Cash and cash equivalents, accrued investment income and policy loans:
         The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values.

         Fixed maturity and equity securities: Fair values of bonds and stocks are based on quoted market prices where available. For bonds not actively traded, fair values are estimated using values obtained from independent pricing services, or in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments.

         Mortgage loans: The fair value of mortgage loans was estimated by discounting the future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings for similar maturities.

         Investment-type contracts: The fair value of deferred annuities is believed to approximate the cash surrender value.

                        IL Annuity and Insurance Company

7. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The carrying amount and fair values of the Company's financial instruments at December 31, are as follows:


                                                   2000                                1999
                                    ----------------------------------- ------------------------------------
                                        CARRYING                            CARRYING
                                         AMOUNT         FAIR VALUE           AMOUNT              FAIR VALUE
                                    ----------------- ----------------- ------------------ -----------------
ASSETS:
Fixed maturity securities:
   Available for sale                 $2,560,089,096    $2,560,089,096    $2,908,292,170      $2,908,292,170
   Held to maturity                        7,315,316         7,540,235         7,694,723           7,597,117
Equity securities                          2,108,000         2,108,000           950,250             950,250
Mortgage loans                            23,666,780        24,241,101        25,867,524          25,804,851

LIABILITIES:
Deferred annuities                     2,666,549,390     2,557,302,339     3,136,174,442       2,917,839,829

8. AFFILIATION

On February 18, 2000, ILICo entered into a definitive agreement with AmerUs Group ("AmerUs"), formerly American Mutual Holding Company and AmerUs Life Holdings, Inc., which contemplates the ultimate combination of AmerUs and ILICo. The transaction, which includes demutualization by ILICo, is subject to various governmental and insurance department approvals and is expected to be finalized during the second quarter of 2001. Under the agreement, AmerUs initially acquired a 45% ownership interest in IL Group.

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a)                 FINANCIAL STATEMENTS
                    All required financial statements are included in Part B of this Registration Statement.

(b)                 EXHIBITS
     (1)   (a)      Certified resolution of the Board of Directors of IL Annuity and Insurance Company (the "Company") authorizing
                    establishment of IL Annuity and Insurance Co. Separate
                    Account 1 (the "Separate Account").(2/)
           (b)      Resolution of the Board of Directors of the Company
                    authorizing redomestication of the Company to the state of
                    Kansas.(7/)
     (2)            Not applicable.
     (3)   (a)      Form of Distribution Agreement among the Company, the
                    Separate Account and IL Securities, Inc. ("IL
                    Securities").(2/)
           (b)      Form of Sales Agreement among the Company, IL Securities,
                    Inc. and a broker-dealer.(2/)
           (c)      Form of Amendment No. 1 to Distribution Agreement among the
                    Company, the Separate Account and IL Securities.(7/)
           (d)      Form of Sales Agreement among the Company, Bankers Life
                    Insurance Company of New York, IL Securities, Inc. and a
                    broker-dealer.(7/)
     (4)   (a)      Form of Contract for the Visionary STAR(TM) Flexible Premium
                    Deferred Variable Annuity.(7/)
           (b)      Form of Qualified Plan Endorsement.(7/)
           (c)      Form of IRA Endorsement.(7/)
           (d)      Form of Qualified 403(b) Annuity Endorsement.(7/)
           (e)      Form of Roth IRA Endorsement.(7/)
           (f)      Form of Section 457 Annuity Endorsement.(7/)
     (5)            Application for the Visionary STAR(TM) Flexible Premium
                    Deferred Variable Annuity.(7/)
     (6)   (a)      Articles of Incorporation of IL Annuity and Insurance
                    Company.(3/)
           (b)      By-Laws of IL Annuity and Insurance Company.(3/)
           (c)      Amended and Restated Articles of Incorporation of IL Annuity
                    and Insurance Company.(7/)
           (d)      By-Laws of IL Annuity and Insurance Company, as Amended and
                    Restated December 21, 2000.(7/)
     (7)            Not Applicable.
     (8)   (a)      Form of Participation Agreement among Fidelity Variable
                    Insurance Products Fund, Fidelity Distributors Corporation and IL Annuity and Insurance Company.(2/)
           (b)      Form of Participation Agreement among Fidelity Variable
                    Insurance Products Fund II, Fidelity Distributors
                    Corporation and IL Annuity and Insurance Company.(2/)
           (c)      Form of Participation Agreement among Van Eck Worldwide
                    Insurance Investment Trust, Van Eck Associates Corporation and IL Annuity and Insurance Company.(2/)
           (d)      Form of Participation Agreement among T. Rowe Price
                    International Series, Inc., T. Rowe Price Investment
                    Services, Inc. and IL Annuity and Insurance Company.(2/)

          (e) Form of Participation Agreement among T. Rowe Price Fixed Income Series, Inc., T. Rowe Price Investment Services, Inc. and IL Annuity and Insurance Company.(2/)
          (f) Form of Participation Agreement among Quest for Value Accumulation Trust, Quest for Value Distributors and IL Annuity and Insurance Company.(2/)
          (g) Form of Participation Agreement among The Alger American Fund, Fred Alger & Company, Incorporated and IL Annuity and Insurance Company.(2/)
          (h) Participation Agreement among Royce Capital Fund, Royce & Associates, Inc. and IL Annuity and Insurance Company.(1/)
          (i) Trust Participation Agreement among SAFECO Resource Series Trust, SAFECO Asset Management Company, and IL Annuity and Insurance Company.(1/)
          (j) Participation Agreement among SoGen Variable Funds, Inc., Societe Generale Securities Corporation, and IL Annuity and Insurance Company.(1/)
          (k) Amendment to Trust Participation Agreement among SAFECO Resource Series Trust, SAFECO Asset Management Company, and IL Annuity and Insurance Company.(4/)
          (l) Participation Agreement among Neuberger Berman Advisers Management Trust, Advisers Managers Trust, Neuberger Berman Management Inc. and IL Annuity and Insurance Company.(5/)
          (m) Participation Agreement among IL Annuity and Insurance Company, PIMCO Variable Insurance Trust, and PIMCO Funds Distributors LLC.(5/)
          (n) Amendment to Form of Participation Agreement among OCC Accumulation Trust, OCC Distributors and IL Annuity and Insurance Company.(6/)
          (o) Form of Participation Agreement among J.P. Morgan Series Trust II and IL Annuity and Insurance Company.(6/)
          (p)       Participation Agreement between IL Annuity and Insurance
                    Company and Dreyfus Investment Portfolios.(7/)
          (q)       Participation Agreement among IL Annuity and Insurance
                    Company, Strong Variable Insurance Funds, Inc., Strong Opportunity Fund II, Inc., Strong Capital Management, Inc., and Strong Investments, Inc.(7/)
          (r) Form of Amendment to Participation Agreement between SAFECO Resource Series Trust, SAFECO Asset Management Company and IL Annuity and Insurance Company.(7/)
          (s) Amendment to Participation Agreement among IL Annuity and Insurance Company, T. Rowe Price International Series, Inc. and T. Rowe Price Investment Services, Inc.(7/)
          (t) Amendment to Participation Agreement among IL Annuity and Insurance Company, T. Rowe Price Fixed Income Series, Inc. and T. Rowe Price Investment Services, Inc.(7/)
          (u) Form of Amendment to Participation Agreement among IL Annuity and Insurance Company, Variable Insurance Products Fund and Fidelity Distributors Corporation.(7/)
          (v) Form of Amendment to Participation Agreement among IL Annuity and Insurance Company, Variable Insurance Products Fund II and Fidelity Distributors Corporation.(7/)
          (w) Amendment to Participation Agreement among IL Annuity and Insurance Company, The Alger American Fund and Fred Alger & Company, Incorporated.(7/)

          (x)       Amendment to Participation Agreement between IL Annuity and
                    Insurance Company and Dreyfus Investment Portfolios.(7/)
          (y)       Amendment to Participation Agreement among Neuberger Berman
                    Advisers Management Trust, Advisers Management Trust,
                    Neuberger Berman Management, Inc., and IL Annuity and
                    Insurance Company.(7/)
          (z)       Form of Amendment to Participation Agreement among Quest For
                    Value Accumulation Trust, Quest for Value Distributors, and
                    IL Annuity and Insurance Company.(7/)
          (aa)      Form of Amendment to Participation Agreement among IL
                    Annuity and Insurance Company, PIMCO Variable Insurance
                    Trust and PIMCO Funds Distributors LLC.(7/)
          (bb)      Form of Amendment to Participation Agreement among IL
                    Annuity and Insurance Company, SoGen Variable Funds, Inc.
                    and Societe Generale Securities Corporation.(7/)
          (cc)      Form of Second Amendment to Participation Agreement among IL
                    Annuity and Insurance Company, Van Eck Worldwide Insurance
                    Trust and Van Eck Associates Corporation.(7/)
          (dd)      Amendment to Participation Agreement among IL Annuity and
                    Insurance Company, SoGen Variable Funds, Inc. and Societe
                    Generale Securities Corporation.(7/)
          (ee)      Form of Participation Agreement among Variable Insurance
                    Products Fund, Variable Insurance Products Fund III,
                    Fidelity Distributors Corporation and IL Annuity and
                    Insurance Company.(7/)
     (9)            Opinion and Consent of Janis B. Funk, Esq.(7/)
     (10) (a)       Consent of Sutherland Asbill & Brennan LLP.(7/)
          (b)       Consent of Ernst & Young LLP.(7/)
     (11)           No financial statements will be omitted from Item 23.
     (12)           Not applicable.
     (13)           Schedule of Performance Computations.(7/)
     (14)           Not applicable.
     (15)           Powers of Attorney.(2/ 6/)

------------------------
(1/)   Incorporated herein by reference to registrant's Post-Effective Amendment
No. 5 to Form N-4 Registration Statement filed with the SEC via EDGARLINK on August 8, 1997 (File No. 33-89028).
(2/)   Incorporated herein by reference to registrant's Post-Effective Amendment
No. 6 to Form N-4 Registration Statement filed with the SEC via EDGARLINK on April 30, 1998 (File No. 33-89028).
(3/)   Incorporated herein by reference to registrant's Post-Effective Amendment
No. 7 to Form N-4 Registration Statement filed with the SEC via EDGARLINK on March 1, 1999 (File No. 33-89028).
(4/)   Incorporated herein by reference to registrant's Post-Effective Amendment
No. 8 to Form N-4 Registration Statement filed with the SEC via EDGARLINK on April 28, 1999 (File No. 33-89028).
(5/)   Incorporated herein by reference to registrant's Post-Effective Amendment
No. 9 to Form N-4 Registration Statement filed with the SEC via EDGARLINK on February 11, 2000 (File No. 33-89028).
(6/)   Incorporated herein by reference to registrant's initial Registration
Statement to this Form N-4 filed with the SEC via EDGARLINK on February 5, 2001. (File No. 333-54972).
(7/)   Filed herewith.

ITEM 25.  DIRECTORS AND OFFICERS OF IL ANNUITY AND INSURANCE COMPANY

Name and Principal Business Address*       Position and Office with Depositor
------------------------------------       ----------------------------------
Larry R. Prible                            Chairman of the Board and Director
Garrett P. Ryan                            President and Chief Executive Officer
Lisa Foxworthy-Parker                      Secretary-Treasurer
Richard T. Freije, Jr.                     Director
Larry A. Halbach                           Director
Stephen J. Shorrock**                      Director
Rebecca Rissen                             Assistant Secretary
* Unless otherwise indicated, the principal business address is 2960 North Meridian Street, Indianapolis, Indiana 46208.
** Principal business address is 65 Froehlich Farm Blvd., Woodbury, NY
11797-9847.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT


                              AmerUs Group Co. (IA)
                              Owned 100% By Public
                                    NYSE: AMH

         ---------------------------------------------------------------------------------
         |                  |               |                 |                          |
   AmerUs Capital      AmerUs Home     AmerUs Life      AmerUS Annuity           ILICo Holdings (IN)
  Management (IA)      Equity (IA)  Insurance Company     Group (KS)                         |
        |                                 (IA)              |                                |
        |                                  |                |                                |
       ACM                           AMAL (IA) (39%)        |-American Investors          Indianapolis
 Properties (IA)                   (Joint venture with      |      Life (KS)              Life Insurance
                                      Ameritas Life         |                              Company (IN)
                                    Insurance Corp.)        |                                    |
                                                            |-----Delta Life             The Indianapolis
                                                            |  Annuity Insurance          Life Group (IN)
                                                            |      Company (KS)          (Holding Company)
                                                            |                                 |
                                                            |---Financial Benefit             |
                                                                   Life (KS)                  |---IL Annuity and
                                                                                              |     Insurance
                                                                                              |    Company (KS)
                                                                                              |
                                                                                              |--- Bankers Life
                                                                                              |  Insurance Company
                                                                                              |        (NY)
                                                                                              |
                                                                                              |---Western Security
                                                                                              |   Life Insurance
                                                                                              |    Company (AZ)
                                                                                              |
                                                                                              |--IL Securities (IN)
                                                                                                  (Broker-Dealer)

ITEM 27.  NUMBER OF CONTRACTOWNERS IN THE SEPARATE ACCOUNT

     As of June 30, 2001, there were a total of 1562 Visionary Contracts in force -- 480 non-qualified and 1082 qualified and a total of 6867 Visionary Choice Contracts in force - 2675 non-qualified and 4192 qualified. No Visionary STAR(TM) Contracts have been sold.

ITEM 28.  INDEMNIFICATION

     The By-Laws of IL Annuity and Insurance Company, as Amended and restated December 21, 2000, provide, in Article V, Section 15 A. through E, as follows:

          Section 15.  INDEMNIFICATION:
                       ----------------
          A. Indemnification in Action by Third Parties. The corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, including attorneys fees, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any action suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

          B. Indemnification in Derivative Actions. The corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, including attorneys fees, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification under this section (b) shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the court shall deem proper.

          C. Indemnification for Expenses. To the extent that a director or officer of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and
(b), or in defense of any claim, issue or matter therein, such director or officer shall be indemnified against expenses actually and reasonably incurred by such person in connection therewith, including attorneys fees.

          D. Determination of Right to Indemnification. Any indemnification under subsections (a) and (b), unless ordered by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because such director or officer has met the applicable standard of conduct set forth in subsections (a) and (b). Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders.

          E. Advance of Expenses. Expenses incurred by a director or officer in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it is ultimately determined that the director or officer is not entitled to be indemnified by the corporation.

ITEM 29.  PRINCIPAL UNDERWRITER

(a) IL Securities, Inc. is the registrant's principal underwriter. It is also the principal underwriter for Bankers Life Insurance Company of New York Separate Account 1.

(b) Officers and Directors of IL Securities, and their addresses, are as follows:

Name and Principal                             Positions and Offices
Business Address*                              with the Underwriter
------------------                             ---------------------

Larry R. Prible                                Chairman of the Board
Garrett P. Ryan                                Chief Executive Officer
Daniel J. LaBonte                              President
Lisa Foxworthy-Parker                          Secretary-Treasurer
Richard T. Freije, Jr.                         Director
Larry A. Halbach                               Director
Stephen J. Shorrock**                          Director

*  All of the persons listed above have as their principal business address:
P.O. Box 1230, 2960 North Meridian Street, Indianapolis, Indiana 46208.

** Principal business address is 65 Froehlich Farm Blvd., Woodbury, NY
11797-9847.

(c)(1)                  (2)                   (3)               (4)                 (5)
Name of          Net Underwriting
Principal        Discounts and           Compensation on        Brokerage
Underwriter      Commissions             Redemption             Commissions      Compensation
-----------      -----------             ----------             -------------    ------------

IL Securities,   $1,485,906
  Inc.

Commissions are paid by the Company directly to agents who are registered representatives of the principal underwriter, or to broker-dealers that have entered into a selling agreement with the principal underwriter, or broker-dealers having selling agreements with such broker-dealers with respect to the sales of the Visionary, Visionary Choice and Visionary STAR(TM) Contracts.

ITEM 30.  LOCATION OF BOOKS AND RECORDS

     All of the accounts, books, records or other documents required to be kept by Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by IL Annuity and Insurance Company at its home office at 2960 North Meridian Street, Indianapolis, Indiana 46208.

ITEM 31.  MANAGEMENT SERVICES

     All management contracts are discussed in Part A or Part B of this registration statement.

ITEM 32.  UNDERTAKINGS AND REPRESENTATIONS

     (a) The registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for as long as purchase payments under the contract offered herein are being accepted.

     (b) The registrant undertakes that it will include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a statement of additional information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove and send to IL Annuity and Insurance Company for a statement of additional information.

     (c) The registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request to the Company at the address or phone number listed in the prospectus.

     (d) The Company represents that in connection with its offering of the contract as funding vehicle for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code of 1986, it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88) regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, and that paragraphs numbered (1) through (4) of that letter will be complied with.

     (e) The Company hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

         As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, IL Annuity and Insurance Co. Separate Account 1, has caused this Pre-Effective Amendment No. 1 to be signed on its behalf, in the City of Indianapolis, and the State of Indiana, on this 9th day of July, 2001.

                                          IL ANNUITY AND INSURANCE CO.
                                          SEPARATE ACCOUNT 1 (Registrant)


Attest:  /s/ Janis B. Funk                By:    /s/ Garrett P. Ryan
         -----------------                       -------------------
         Janis B. Funk                           Garrett P. Ryan
                                                 President

                                     By:  IL ANNUITY AND INSURANCE COMPANY
                                          (Depositor)


Attest:  /s/ Janis B. Funk                By:    /s/ Garrett P. Ryan
         -----------------                      -------------------
         Janis B. Funk                          Garrett P. Ryan
                                                President

          As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

     Signature                                  Title                       Date
     ---------                                  -----                       ----

___________________________*         Chairman of the Board and              July 9, 2001
Larry R. Prible                      Director


___________________________*         President and Chief Executive          July 9, 2001
Garrett P. Ryan                      Officer


___________________________*         Secretary - Treasurer                  July 9, 2001
Lisa Foxworthy-Parker                (Principal Financial Officer)


___________________________*         Director                               July 9, 2001
Richard T. Freije, Jr.


___________________________*         Director                               July 9, 2001
Larry A. Halbach

                                      C-9

___________________________*         Director                               July 9, 2001
Stephen J. Shorrock




/s/ Janis B. Funk
-----------------         On July 9, 2001, as Attorney-in-Fact pursuant
* By Janis B. Funk        to powers of attorney filed herewith.

                                  EXHIBIT INDEX

Exhibit (1)(b)    Resolution of the Board of Directors of the Company
                  authorizing redomestication of the Company to the state of Kansas

Exhibit (3)(c)    Form of Amendment No. 1 to Distribution Agreement among the
                  Company, the Separate Account and IL Securities

Exhibit (3)(d)    Form of Sales Agreement among the Company, Bankers Life
                  Insurance Company of New York, IL Securities, Inc. and a broker-dealer

Exhibit (4)(a)    Form of Contract for the Visionary STAR(TM) Flexible Premium
                  Deferred Variable Annuity

Exhibit (4)(b)    Form of Qualified Plan Endorsement

Exhibit (4)(c)    Form of IRA Endorsement

Exhibit (4)(d)    Form of Qualified 403(b) Annuity Endorsement

Exhibit (4)(e)    Form of Roth IRA Endorsement

Exhibit (4)(f)    Form of Section 457 Annuity Endorsement

Exhibit (5)       Form of Application for the Visionary STAR(TM) Flexible
                  Premium Deferred Variable Annuity

Exhibit (6)(c)    Amended and Restated Articles of Incorporation of IL Annuity
                  and Insurance Company

Exhibit (6)(d)    By-Laws of IL Annuity and Insurance Company, as Amended and
                  Restated December 21, 2000

Exhibit (8)(p)    Participation Agreement between IL Annuity and Insurance
                  Company and Dreyfus Investment Portfolios

Exhibit (8)(q)    Participation Agreement among IL Annuity and Insurance
                  Company, Strong Variable Insurance Funds, Inc., Strong
                  Opportunity Fund II, Inc., Strong Capital Management, Inc. and
                  Strong Investments, Inc.

Exhibit (8)(r)    Form of Amendment to Participation Agreement between SAFECO
                  Resource Series Trust, SAFECO Asset Management Company and IL
                  Annuity and Insurance Company

Exhibit (8)(s)    Amendment to Participation Agreement among IL Annuity and
                  Insurance Company, T. Rowe Price International Series, Inc.
                  and T. Rowe Price Investment Services, Inc.

Exhibit (8)(t)    Amendment to Participation Agreement among IL Annuity and
                  Insurance Company, T. Rowe Price Fixed Income Series, Inc. and
                  T. Rowe Price Investment Services, Inc.

Exhibit (8)(u)    Form of Amendment to Participation Agreement among IL Annuity and Insurance Company, Variable Insurance Products Fund and
                  Fidelity Distributors Corporation

Exhibit (8)(v)    Form of Amendment to Participation Agreement among IL Annuity and Insurance Company, Variable Insurance Products Fund II and
                  Fidelity Distributors Corporation

Exhibit (8)(w)    Amendment to Participation Agreement among IL Annuity and
                  Insurance Company, The Alger American Fund and Fred Alger &
                  Company, Incorporated

Exhibit (8)(x)    Amendment to Participation Agreement between IL Annuity and
                  Insurance Company and Dreyfus Investment Portfolios

Exhibit (8)(y)    Amendment to Participation Agreement among Neuberger Berman
                  Advisers Management Trust, Advisers Management Trust,
                  Neuberger Berman Management, Inc., and IL Annuity and
                  Insurance Company

Exhibit (8)(z)    Form of Amendment to Participation Agreement among Quest For
                  Value Accumulation Trust, Quest for Value Distributors, and IL
                  Annuity and Insurance Company

Exhibit (8)(aa)   Form of Amendment to Participation Agreement among IL Annuity and Insurance Company, PIMCO Variable Insurance Trust and
                  PIMCO Funds Distributors LLC

Exhibit (8)(bb)   Form of Amendment to Participation Agreement among IL Annuity and Insurance Company, SoGen Variable Funds, Inc. and Societe
                  Generale Securities Corporation

Exhibit (8)(cc)   Form of Second Amendment to Participation Agreement among IL
                  Annuity and Insurance Company, Van Eck Worldwide Insurance
                  Trust and Van Eck Associates Corporation

Exhibit (8)(dd)   Amendment to Participation Agreement among IL Annuity and
                  Insurance Company, SoGen Variable Funds, Inc. and Societe
                  Generale Securities Corporation

Exhibit (8)(ee)   Form of Participation Agreement among Variable Insurance
                  Products Fund, Variable Insurance Products Fund III, Fidelity
                  Distributors Corporation and IL Annuity and Insurance Company

Exhibit (9)       Opinion and Consent of Janis B. Funk, Esq.

Exhibit (10)(a)   Consent of Sutherland Asbill & Brennan LLP

Exhibit (10)(b)   Consent of Ernst & Young LLP

Exhibit (13)      Schedule of Performance Computations